
07050653


deCODE genetics

ANNUAL REPORT 2006



FROM GENES TO DRUGS

deCODE genetics is a global leader in applying human genetics to develop drugs and diagnostic tests for common diseases. Our population approach has enabled us to discover and target key biological pathways involved in conditions ranging from cardiovascular disease to cancer. We are turning these discoveries into new medicine to better treat and prevent many of the biggest challenges to public health. deCODE is delivering on the promise of the new genetics.



2006 HIGHLIGHTS

deCODE published its discovery of variants in the TCF7L2 gene associated with significantly increased risk of **type 2 diabetes (T2D)**. This discovery, the most important inherited risk factor for T2D found to date, has since been validated in more than twenty populations around the world. In 2007, deCODE expects to launch a DNA-based test, based upon this discovery, for assessing inherited risk of T2D.

Through the acquisition of Icelandic cancer research group UVS, deCODE expanded its population-based resources and gene discovery programs in **cancer**.

We completed our Phase I and Phase IIa clinical trials for **DG041**, our first-in-class anti-platelet compound for the prevention of arterial thrombosis. The results of our clinical work to date indicate that DG041 may offer a mechanism-specific means of preventing the formation of thrombi without increasing bleeding time.

In studies in Iceland, the U.S. and Sweden, deCODE scientists discovered and confirmed gene variants on chromosome 8 linked to increased risk of **prostate cancer**. The discovery represents one of the first common variants ever discovered to confer significant risk of a common cancer in the general population.

deCODE and **Illumina** formed a strategic alliance to develop DNA-based diagnostics for several diseases, and deCODE began applying Illumina's genome-wide association SNP chips to its gene discovery work.

In its drug development programs for the prevention of heart attack targeting the leukotriene pathway, the company has successfully completed Phase I clinical testing of its LTA4 hydrolase inhibitor **DG051**. Preliminary results of this work showed DG051 to be well-tolerated, to reduce leukotriene B4 production in a dose-dependent manner, and to have a pharmacokinetic profile suitable for once-a-day dosing. The company launched a Phase III trial for its 5-lipoxygenase activating protein (FLAP) inhibitor **DG031**, but voluntarily suspended the trial to address a problem with tablet formulation.

deCODE scientists discovered variants in the BARD1 gene conferring risk of **breast cancer** in the general population and significant additional risk in women carrying known risk variants in the BRACA2 gene.





PRESIDENT'S LETTER

Over the past year deCODE has made significant progress in the execution of its product development strategy: to advance toward the marketplace new drugs for the treatment of major indications and DNA-based tests for gauging inherited risk of common diseases and responsiveness to certain medications. At the same time we have accelerated the productivity of the gene discovery engine that underpins our product development, underscoring the strategic advantage of our human genetics capabilities and providing a stream of new targets for our therapeutic and diagnostic pipelines.

In 2006, we brought into clinical trials two compounds coming out of deCODE's integrated human genetics and chemistry capabilities. These first-in-class compounds target the proteins made by genes we have isolated in two of the biggest indications in medicine. DG041, our developmental compound for the prevention of arterial thrombosis, is an anti-platelet inhibitor of the EP3 receptor for prostaglandins E2. Built upon our genetics work that pinpointed EP3 as a key modulator of thrombotic events, we believe that DG041 may offer a novel and more specific means of inhibiting platelet aggregation at the sites where thrombi form in the vasculature. In 2006 we completed Phase I and Phase IIa clinical testing of DG041. The results of this work suggest that DG041 can effectively inhibit platelet aggregation mediated through EP3, but without increasing bleeding time. A novel drug with these characteristics would have broad clinical utility and a significant advantage over existing anti-thrombotics.

In our program to develop new drugs for the prevention of heart attack we are advancing two compounds, DG031 and DG051. Both target proteins in the leukotriene pathway encoded by genes we have linked to increased risk of heart attack. And both genes confer risk of heart attack through a single biological mechanism: upregulating the activity of the pathway and its production of the pro-inflammatory molecule leukotriene B4 (LTB4).

Our drug development work is focused on inhibiting these proteins as a means of containing the production of LTB4, thereby reining in the inflammatory processes and propensity to plaque rupture that can lead to heart attack. DG051, an inhibitor of leukotriene A4 hydrolase (LTA4H) discovered by our chemistry unit, has now completed Phase I clinical testing. The first results coming out of the Phase I studies show DG051 to be safe and well-tolerated at all doses tested, to lower LTB4 levels in a dose-dependent manner, and with a pharmacokinetic profile suitable for once-a-day dosing. In October of last year an unexpected formulation problem with the



tablets of our other heart attack compound, DG031, which inhibits the 5-lipoxygenase activating protein (FLAP), led us to voluntarily suspend the Phase III trial. We are reformulating DG031 and are on schedule to be ready to reinitiate Phase III testing near the end of this year.

DNA-based diagnostic tests are a second major avenue through which we are capturing the value coming out of work in human genetics. Genetic variants conferring susceptibility to common diseases offer the starting point for drug discovery rooted in the basic biology of disease. But they are also, by definition, markers that can be directly employed in genetic tests for gauging individual risk of disease and for identifying individuals likely to derive particular benefit from drugs that target the same pathways. We believe that such tests will become an important new tool for improving healthcare in the years ahead, enabling more effective disease prevention and treatment strategies.

We are positioning deCODE at the forefront of this new field. In the latter months of 2006 we set up our genetic testing reference laboratory, and in early 2007 are preparing to launch our first reference laboratory test, for a SNP in the TCF7L2 gene that we have linked to increased risk of type 2 diabetes.

The key to the development of such tests lies in content – in the ability to effectively identify common gene variants conferring significant increased risk of disease. deCODE is the world leader in this field, and we expect to follow our type 2 diabetes test with others for atrial fibrillation, prostate cancer, and heart attack, among others. With our installation at deCODE of a major SNP genotyping facility, we have now brought together our established capabilities and assets in human genetics with the new power of genome-wide SNP chips. We are now seeing the results in a steady stream of major new gene discoveries.

Through our product development efforts deCODE is focused on creating and capturing the medical and commercial potential of our discoveries for patients, the company and its shareholders. I look forward to sharing our progress with you in the year ahead.

Kári Stefánsson
President, Chairman and CEO





OUR PIPELINE

deCODE is developing new drugs and diagnostics to better treat and prevent common diseases. We base our drug and diagnostics development on targets coming out of our unique population-based gene discovery engine. Our approach enables us to pursue drug discovery and development in major indications, focusing on a small number of targets with a validated role in key biological pathways underlying disease. Our gene discoveries also provide us with the content to develop DNA-based tests for gauging predisposition to common diseases, tests aimed at guiding more effective prevention and treatment for some of the biggest challenges to public health.

Drug development

We are currently advancing three compounds through clinical development. DG041, our developmental anti-platelet compound for the prevention of arterial thrombosis, is in Phase II clinical testing. We have two compounds in clinical development targeting the leukotriene pathway for the prevention of heart attack – DG051, which has recently completed a Phase I program, and DG031, which we are reformulating for re-entry into Phase III trials.

Drug Discovery

deCODE's strategic advantage lies in our ability to identify, in a virtually hypothesis-free manner, genes and drug targets modulating risk for common diseases. From the wealth of targets coming out of our gene discovery work we select those we wish to take into drug discovery. Our biology, structural biology and medicinal chemistry units enable us to discover novel compounds against these targets and take them forward to IND and on into clinical development, whether on our own or with corporate partners.

Diagnostics

We are also applying our gene discoveries to develop DNA-based diagnostic tests. Such tests offer a novel means of gauging individual susceptibility to disease, and may enable better-informed and more effective prevention and therapeutic strategies. We expect to launch our first reference laboratory test in 2007, for a major genetic risk factor conferring risk of type 2 diabetes, and expect to follow this test with others for atrial fibrillation/stroke, prostate cancer and heart attack, among others.






AN ADVANCING PIPELINE

THERAPEUTICS

Program	Target discovery	Preclinical	Phase I	Phase II	Phase III
MI - DG031 veliflapon					
MI - DG051					
DG041 Arterial thrombosis					
Asthma CEPH-1347*					
Vascular disease With Roche					
Inflammation					

DIAGNOSTICS

Program	Dx Candidates	Dx Development	Dx Testing
Type 2 diabetes			
AF/Stroke			
MI			
Prostate cancer			
Breast cancer			

*Trials conducted on behalf of Cephalon, Inc., which is currently evaluating the next steps in development.


APPLYING HUMAN GENETICS

Clinical Programs

deCODE is applying its discoveries in human genetics to develop drugs to prevent and treat some of the most significant challenges to public health. We currently have three compounds in clinical development, including one for the prevention of arterial thrombosis and two for the prevention of heart attack.

DG031 and DG051 for the prevention of heart attack (myocardial infarction)
The variants in the two genes we have isolated conferring risk of heart attack have pointed us to a major biological mechanism causing increased risk of myocardial infarction: the upregulation of the leukotriene pathway leading to increased production of the inflammatory mediator leukotriene B4 (LTB4). Our two developmental compounds are aimed at reducing the incidence of heart attack by inhibiting the proteins encoded by these two genes, 5-lipoxygenase activating protein (FLAP) and leukotriene A4 hydrolase (LTA4H), and thereby to rein in the pathway's production of LTB4. Both compounds have been shown in clinical trials to reduce the production of leukotriene B4 in a dose-dependent manner. DG051, a first-in-class inhibitor of LTA4H developed by deCODE's chemistry unit, completed Phase I testing in early 2007, and DG031, a FLAP inhibitor licensed by deCODE from Bayer AG, is currently being reformulated for reentry into Phase III clinical testing.


TO CREATE BETTER MEDICINE

DG041 for the prevention of arterial thrombosis

DG041 is our developmental compound for the prevention of arterial thrombosis. It is a novel anti-platelet targeting the EP3 receptor for prostaglandins E2. EP3 is transcribed by a gene we discovered to confer risk of thrombosis in the legs and arms, and our own and others' findings have lent growing support to the broad relevance of this pathway in modulating thrombotic events. We believe that DG041 may offer a novel means of inhibiting platelet aggregation specifically at the sites where thrombi form in the vasculature. In 2006 we completed Phase I and Phase IIa clinical testing of DG041. The results of this work suggest that DG041 can effectively inhibit platelet aggregation mediated through EP3, without increasing bleeding time. As risk of bleeding is one of the most serious side effects of existing anti-platelet therapy, we believe that a mechanism-specific anti-thrombotic that could avert this shortcoming would have wide clinical utility.


FOR BETTER HEALTH

Discovery Programs

deCODE's strategic advantage lies in our ability to identify genes and drug targets involved in major therapeutic areas with unmet medical need. By targeting the proteins encoded by these genes or others within the same biological pathways we can take aim at disrupting the biological processes that lead to disease, not just the signs and symptoms. Our integrated drug discovery capabilities enable us to discover novel compounds against these targets and take them into clinical trials. We currently have two compounds in clinical development that have come out of our integrated target and drug discovery capabilities – DG041 and DG051 – and are currently advancing preclinical work on PDE4 inhibitors for vascular disease/stroke under our alliance with Roche, as well as programs against targets we have identified in inflammation, pain, and obesity.

FOR BETTER PREVENTION



Diagnostics

deCODE is employing its breakthrough gene discoveries in a range of disease areas to develop DNA-based tests to gauge inherited risk of common diseases. We believe that such tests will become an increasingly important part of healthcare in the years ahead, and that deCODE is well positioned to take a leading role in this field. The common diseases — including cardio-vascular disease, diabetes, obesity and many cancers — occur at the interface of genes and the environment. Both inherited, as well as and lifestyle and health factors, play a role in the disease process. For this reason, understanding inherited risk is empowering information with potentially important clinical utility. It is possible to take preventive action – through lifestyle modification or by taking medication – to minimize the likelihood of an inherited predisposition ever developing into a disease.

The key to developing such tests is the ability to identify major, common risk factors for common diseases and deCODE is a world leader in this field. In 2007 the company plans to launch its first reference laboratory DNA-based test, for a gene variant linked to type 2 diabetes, and expects to follow this test with a series of other tests for atrial fibrillation/stroke, heart attack and prostate cancer, among others.

SELECTED FINANCIAL DATA

Consolidated Statements of Operations

	For the Years Ended December 31		
	2006	2005	2004
	(In thousands, except per share amounts)		
Revenue	$40,510	$43,955	$42,127
Operating expenses:			
Cost of revenue, including collaborative programs	42,660	37,263	43,407
Research and development—proprietary programs	57,108	43,748	24,942
Selling, general and administrative	25,206	20,118	20,187
Total operating expenses	124,974	101,129	88,536
Operating loss	(84,464)	(57,174)	(46,409)
Interest income	6,685	6,397	2,903
Interest expense	(7,808)	(7,484)	(8,983)
Other non-operating (expense) and income, net	114	(4,489)	(4,766)
Net loss	$(85,473)	$(62,750)	$(57,255)
Basic and diluted net loss per share	$(1.49)	$(1.17)	$(1.07)
Shares used in computing basic and diluted net loss per share	57,465	53,824	53,423

Condensed Consolidated Balance Sheet Data

	At December 31, 2006	At December 31, 2005
	in thousands	
Cash and investments	$ 152,016	$ 155,554
Total assets	215,609	206,758
Total liabilities	270,988	216,095
Total stockholders' (deficit) equity	(55,379)	(9,337)


FINANCE
Axioplan 2

Relative Stock Performance

Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on our common stock to the cumulative total return of the Nasdaq Composite Index and the Nasdaq Biotechnology Index for the period commencing December 31, 2001 and ended December 31, 2006.


$ 140.00
$ 120.00
$ 100.00
$ 80.00
$ 60.00
$ 40.00
$ 20.00
$ 0.00
2001
2002
2003
2004
2005
2006
deCODE
Nasdaq Comp.
Nasdaq Biotech.

	December 31,					
	2001	2002	2003	2004	2005	2006
deCODE genetics, Inc.	$100.00	$18.88	$83.57	$79.69	$84.29	$46.22
Nasdaq Composite Index	$100.00	$68.47	$102.91	$112.33	$114.77	$126.57
Nasdaq Biotechnology Index	$100.00	$54.67	$79.68	$84.59	$87.02	$87.95

The graph assumes $100 was invested on December 31, 2001 in our common stock and each of the indices, and that dividends were reinvested. No cash dividends have been declared on our common stock as of December 31, 2006. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.



DELIVERING ON THE PROMISE OF THE NEW GENETICS

deCODE is applying its global leadership in human genetics to create and bring to market new medicine aimed at the root causes of disease. deCODE is advancing new drugs and diagnostics with the potential to deliver major medical benefit to patients and to create significant value for the company and its shareholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
APR 10 2007
WASH, D.C.
185
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-30469

deCODE genetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**04-3326704**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Sturlugata 8, Reykjavik, Iceland
(Address of principal executive offices)

+ 354-570-1900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the common stock ($6.19 per share), as of June 30, 2006, was $326,681,490.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of February 28, 2007.

Class	Number of Shares
Common Stock, $.001 par value	61,697,833

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2007 Annual Meeting of Stockholders are incorporated by reference into Part III.

PART I

Item 1. *Business*

Overview

Headquartered in Reykjavik, Iceland, deCODE is a biopharmaceutical company applying its discoveries in human genetics to develop drugs and diagnostics for common diseases. Our population approach and resources enable us to isolate genes and drug targets directly involved in the development of many of the diseases which pose the biggest challenges to public health. We are turning these discoveries into a growing pipeline of therapeutics and diagnostic tests taking aim at the causes of disease, not just the signs and symptoms. As these diseases are common and current therapies are of limited effectiveness, we believe that our strategy represents a significant opportunity to create better medicine with major potential in the global marketplace.

We believe that deCODE's advantage derives from our unique competence in human genetics and the ability to apply our findings directly to drug and diagnostic development. In Iceland, we have comprehensive population resources that enable our scientists to isolate key genes and gene variants contributing to common diseases. The proteins encoded by these genes, and other proteins with which they interact in the disease pathway, offer drug targets that we believe are directly involved in the onset and progression of disease. Because these genes affect disease risk by up regulating or down regulating the activity of common biological pathways relevant to the population as a whole, drugs that can modulate the activity of these pathways may have broad potential medical utility. Moreover, these pathways often provide biomarkers that can be used to assess the efficacy and appropriate progressing of a compound from preclinical to mid-stage clinical testing. We are also applying our findings to create DNA-based clinical diagnostic tests for risk prediction. Because such tests analyze the same links between genetic variation and disease that we have used to identify drug targets, they can be employed as an aid in developing more effective disease prevention strategies by helping individuals to better understand their inherited risk of a given condition, as well as to identify patients likely to respond well to a given drug.

Through our chemistry and structural biology units, based in the United States, we are able to discover novel small-molecule therapeutic compounds, take candidate compounds through pre-clinical testing, and manufacture sufficient quantities for early-stage clinical trials. Our product development group, which has expertise in drug and disease modeling, designs and implements our clinical trials. We actively explore in-licensing and co-development opportunities, and in certain programs have brought directly into clinical trials compounds that address targets we have identified through our genetics research, but which were originally developed by other companies for other indications. deCODE also leverages its genotyping and product development infrastructure to offer services to fee-paying customers.

At the beginning of 2007, we are analyzing the results from a Phase IIa clinical trial for DG041, our developmental lesion-specific anti-platelet compound for arterial thrombosis. This study, which is examining safety, tolerability, and the effect of various dose levels on biomarkers of platelet activation in patients with peripheral artery disease, builds upon the results of our previous clinical work indicating that DG041 can effectively inhibit platelet aggregation without increasing bleeding time. We expect to initiate a second phase II study in patients with other vascular disease by year end. In our program targeting the leukotriene pathway for the prevention of heart attack, we have completed a Phase I single dose-ranging study for our developmental compound DG051, showing it to be safe and well-tolerated in the doses tested; to have a pharmacokinetic profile that supports its suitability for once-a-day dosing; and to lower in a dose-dependent manner, levels of leukotriene B4, the pro-inflammatory biomarker that deCODE believes confers the increased risk of heart attack through this pathway. deCODE is completing a multiple-dose Phase I trial for DG051 in the first quarter of 2007 and expects to begin Phase II testing by year end. We are currently reformulating the tablets for DG031, our Phase III compound for the prevention of heart attack, and expects to be in a position to restart its Phase III testing by year end or the first quarter of 2008. deCODE is conducting drug discovery work on its targets in stroke and vascular disease, the most advanced of its preclinical programs.

We expect to receive CLIA-certification of the deCODE Diagnolstics Laboratory by end of Q1 2007 and thereafter, to begin offering our first DNA-based clinical diagnostic test, for risk of type 2 diabetes.

deCODE is a Delaware corporation, incorporated in 1996. Our principal executive offices are located at Sturlugata 8, Reykjavik, Iceland. Our telephone number is +354 570-1900 and our website address is www.decode.com. We make available free of charge through the Investor Relations section of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission, or the SEC. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our website. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may get information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains on internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

References in this report to deCODE, the "Company", "we" and "us" refer to deCODE genetics, Inc., a Delaware company, and its wholly owned subsidiaries, Islensk erfdagreining ehf., an Iceland company registered in Reykjavik,, and its subsidiaries, and Medichem Life Sciences, Inc., a Delaware corporation, and its subsidiaries.

Our target discovery programs and drug development pipeline

We have actively studied the genetics and pathology of over 50 different common diseases using our population genetics approach. Our clinical and pre-clinical programs are based upon our discoveries of gene variants associated with increased risk of developing a disease. We and independent researchers routinely validate our gene discoveries in populations outside of Iceland. We use a variety of biological methods to gain an understanding of how the genes we discover affect the disease process, and the proteins encoded by these genes, or others in the pathway, serve as our drug targets. This information, along with medical and business considerations, is used to prioritize our drug discovery and development efforts.

Based on our findings and prioritization criteria we are actively pursuing target discovery, pre-clinical and clinical development in several different indications. Our most advanced programs are already in clinical trials and are listed in the following table. Squares indicate the phases in which at least one clinical trial has been completed and dates reflect the earliest expected time based on deCODE's own expectations that the compound may enter the next phase of clinical trials.

Therapy area	Compound	IND	Phase I	Phase II	Phase III
Cardiovascular					
Heart attack	DG031	■	■	■	Reinitiate Q407 – Q108
Heart attack	DG051	■	■	2H07	
Arterial thrombosis (heart attack, stroke)	DG041	■	■	■ Additional Ph. II Studies 2H07	
Inflammatory					
Asthma	CEPH-1347	■	■	■	

In addition to late stage programs in drug discovery and development, deCODE is actively pursuing gene discovery and target validation in the following programs: addiction to alcohol, addiction to nicotine, Alzheimer's disease, anxiety, atopy/allergy, atrial fibrillation, autism, benign prostatic hypertrophy, coronary artery restenosis, endometriosis, hypertension, infectious diseases, migraine, type 2 diabetes, osteoporosis, deep vein thrombosis, Parkinson's disease, restless legs syndrome, preeclampsia, endometriosis, psoriasis, rheumatoid arthritis, schizophrenia, vascular disease/stroke and several forms of cancer. These programs provide us with drug and diagnostic targets, and we will take the programs forward based on commercial potential and our priorities and resources.

Our strategy and approach: From genes to drugs

The focus of deCODE's business strategy is the discovery and commercialization of novel therapeutics and DNA-based diagnostics based upon our gene discoveries. We believe our population approach and unique competence in human genetics give us a competitive advantage, one which we are able to apply across the breadth of drug development, from target discovery through clinical trials.

Human genetics offers several advantages as a foundation for developing better medicine. We believe most drugs today are compounds that are aimed at treating the symptoms of disease, seldom the underlying causes. The reason is that to date the basic biology and pathogenesis of most of the big public health challenges—such as heart attack, stroke, obesity, diabetes or asthma—are poorly understood. These diseases are common and complex, and arise due to the interplay of both genetic and environmental factors. Human genetics offers a means of unraveling this complexity and a window into the biology of disease. Through the identification of key genes involved in predisposition to a given disease, it is possible to study the proteins these genes encode and to develop an understanding of the biological pathway of the disease. Drugs targeting key elements in the pathway may be able to effectively disrupt the disease process. Diagnostics that test for at-risk gene variants may enable a better understanding of an individual's likelihood of developing a disease, and can be used to develop more effective disease prevention regimes. Such tests may also be useful for identifying those who may derive particular benefit from a certain drug therapy.

deCODE has put together a unique set of resources for finding genes that contribute to risk of common diseases. These include a genealogy database linking together the entire current-day population; detailed genetic and medical information from the more than 110,000 Icelanders (55% percent of the adult population) taking part in one or more of our research programs; and proprietary bioinformatics and statistical tools to correlate information on disease with specific genetic variations. To confirm its findings throughout the world, deCODE has samples and medical information from over 120,000 patients from the U.S., Europe, and Asia.

Unlike companies studying predetermined genes, gene expression patterns, or genes in animal models, deCODE's approach allows for a virtually hypothesis-free discovery process that can pinpoint key inherited causes of human disease in a human population. This discovery engine has enabled deCODE to isolate key genes involved in more than a dozen common diseases in several major therapeutic areas including myocardial infarction, stroke, type 2 diabetes, asthma, prostate and breast cancer, and schizophrenia. deCODE's discoveries are routinely replicated by independent research groups in many populations around the world. In the latter half of 2006 alone, published studies based upon our work in myocardial infarction, stroke, type 2 diabetes and schizophrenia have replicated our gene discoveries in dozens of populations and validated the biological pathways modulated by the proteins coded for by these genes. For example, our type 2 diabetes gene, TCF7L2, has now been confirmed in multiple independent populations.

These capabilities drive an approach to drug discovery that sets deCODE apart from other companies. Genes affect biology by encoding proteins, and the genes deCODE has linked to increased risk of disease make proteins which, by definition, represent potential drug targets rooted in key biological pathways underlying these diseases. Moreover because these genes are linked to the common forms of disease, they confer risk not by encoding dysfunctional proteins but by up regulating or down regulating the activity of a biological pathway. They identify individuals who are at one end of a spectrum of risk that encompasses the population as a whole. Drugs that can safely and effectively regulate the activity of these pathways therefore have broad potential utility. This is a paradigm similar to that used in the development of the statins. In that case the most pressing medical need was to lower the cholesterol levels of those with severely elevated LDL; however it has now been shown that these drugs also reduce risk of cardiovascular disease in those with average LDL levels.

deCODE's approach enables development of drugs to be used along with genetic information on the target and its effect, for both to be used analogus to the statin model and at the same time the genetic information and associated biomarkers that can be used to assess the efficacy of a compound from preclinical to midstage clinical trials. This enables trials that are smaller and more efficient than traditional trials; and the results can be applied to understand not just whether people respond to a drug but who responds best and why. We believe this offers a means for better managing risk in the development process, for lowering cost and maximizing the patient benefit from and market potential of new drugs.

deCODE has demonstrated its ability to identify novel therapeutic targets and compounds in major therapeutic indications. We have also shown that we can efficiently advance these compounds into and through mid-stage clinical trials providing a clear and detailed association to the biology of disease. Our biology group works to elucidate how a target—usually the protein made by a disease gene—influences the pathway, and can then screen compound libraries to identify molecules to address the target. The chemistry group then carries out lead-compound optimization and manufactures small-molecule drug candidates for use in preclinical and clinical studies. Structure based-design using structures of protein target with or without drug candidate, solved by our structural biology group, accelerates development of high-potency drugs. deCODE's product development group, utilizing the latest techniques in drug and disease modeling and simulation, designs and conducts our clinical trials, utilizing both compounds deCODE has discovered as well as third-party compounds which effectively address deCODE targets but which have been developed by other companies for other indications.

This comprehensive infrastructure for drug discovery and clinical development allows deCODE to pursue product development in-house; to partner projects on favorable terms; and to pursue in-licensing and co-development opportunities for existing compounds with specific qualities we wish to see in a developmental drug. At the same time, we are also leveraging our capabilities in genotyping, structural biology and chemistry to generate revenue in the near-term through our fee-for-service offerings.

Our clinical programs

The descriptions below of our clinical development programs illustrate what we believe to be the advantages of our approach for making better drugs.

DG031 and DG051 for the prevention of heart attack

Our program in heart attack (also called myocardial infarction or MI) is an example of how our population genetics approach is pointing the way toward the discovery and development of new drugs targeting the root biological causes of common diseases.

Heart attack is the leading killer in the industrialized world. Nearly half of men and one-third of women who reach the age of forty will suffer a heart attack in their lifetime. Currently, there are effective drugs for treating some of the contributing risk factors for heart attack, such as high-cholesterol, diabetes and hypertension. However, we believe that there are no existing drugs aimed at preventing the pathogenesis of the disease itself. Our work is focused on meeting this need based upon a better understanding of the biological processes that lead to heart attack.

Through a population-based, genome-wide study involving hundreds of heart attack patients from across Iceland, deCODE scientists discovered common variants in the gene encoding FLAP, or 5-lipoxygenase activating protein, that confer a nearly twofold increased risk of the disease. This represents a risk at least as great as elevated cholesterol. The FLAP protein regulates the synthesis of leukotrienes, molecules known to be potent drivers of inflammation. Our functional studies showed that the at-risk variants of the FLAP gene led specifically to increased production of leukotriene B4 (LTB4) which is a pro-inflammatory molecule. LTB4 is produced by cells in the atherosclerotic plaques that build up inside artery walls. Inflammation in plaques contributes to their instability and propensity to rupture, the event directly preceding most heart attacks.

Our isolation of the FLAP gene therefore provided compelling evidence that we had identified a basic mechanism increasing risk of heart attack. Further research in genetics and biology added weight to this discovery. We found that individuals who had previously suffered a heart attack but who did not have one of the at-risk versions of the FLAP gene also produced more LTB4 than do people with no history of heart disease. This finding supports our belief that we have identified a major biological process involved in heart attack in general—and a pathway through which both genetic and environmental risk factors act.

deCODE scientists also isolated another gene further down the leukotriene pathway from FLAP, one variant of which, referred to as HapK, confers increased risk of heart attack. The protein encoded by this gene, the leukotriene A4 hydrolase (LTA4H), is directly involved in producing LTB4. In line with the functional work on the at-risk variants of the FLAP gene, HapK appears to confer increased risk of heart attack by increasing the production of LTB4. The role of the at-risk versions of both the FLAP and LTA4H genes in increasing risk of heart attack has been confirmed in studies in Europe and the United States.

These findings have pointed us to a novel, direct and potentially powerful therapeutic approach for preventing heart attack: inhibiting the activity of the branch of the leukotriene pathway that produces LTB4. In October of 2003, deCODE in-licensed a compound from Bayer AG, now known as DG031, that inhibits leukotriene synthesis through its binding to FLAP. Because of the extensive safety and clinical data already gathered on the compound through previous clinical testing in another indication, in-licensing enabled us to advance directly into Phase II clinical testing. Our Phase II clinical studies demonstrated that DG031 was well-tolerated and reduced production of LTB4 in a dose-dependent manner. This effect was seen on top of the effects of the current standard of care, which included statin therapy for a majority of patients in our trials.

The Phase II program thus demonstrated that DG031 can effectively help correct the biological process through which genetic predisposition to heart attack manifests itself. Moreover, the nature of this process has an important bearing on the therapeutic potential of DG031 and other compounds targeting the products of disease genes in common diseases. In our work in heart attack, as in virtually all of the programs in which we have identified genes, genetic susceptibility appears to act primarily by either up regulating or down regulating the activity of an important biological pathway. That is, the genetic variants correlated with common diseases appear to push individuals to one extreme or other of what is probably a normal distribution of the activity of a given biological pathway. We believe that this is the reason why in many instances we find both at-risk and protective variants of the same genes. This is important from a therapeutic perspective because it means that while it may be most efficient and of greatest immediate medical benefit to first develop such treatments for those at highest risk, in order to bring them down the risk spectrum, the eventual therapeutic goal from a public health perspective may be much broader: to bring everyone, even those at "average" risk, down to the risk profile of those who are least likely to suffer the disease.

In May 2006 we began a Phase III clinical trial for DG031. The trial was a multicenter Phase III study focusing on African Americans who carry HapK and have a history of heart disease. The primary endpoint of the trial is to measure DG031's effectiveness in reducing the composite endpoint for cardiovascular death, non-fatal heart attack, stoke, hospitalization for heart attack and the need for urgent revascularization. In October 2006, we temporarily suspended this trial due to an unexpected formulation problem with the tablets. In routine testing of clinical supplies we discovered that, over time, the drug tablets appeared to dissolve more slowly, potentially providing lessening amounts of active drug the longer they were stored. This phenomenon raised the possibility that as the trial progressed patients would be receiving too little drug, undermining the trial's chances of success. The company is currently reformulating the compound to resolve this issue and expects to be in a position to re-initiate Phase III testing by year end or the first quarter of 2008.

As a follow-on to DG031, we are developing DG051, an inhibitor of LTA4H, a different target in the leukotriene pathway. DG051, discovered by deCODE's chemistry unit, is a small-molecule inhibitor of LTA4H, which is directly involved in the synthesis of LTB4. In December 2006 we completed a single-dose ranging Phase I study, the results of which demonstrated that DG051 was safe and well tolerated at all doses tested, has a pharmacokinetic profile suited for potential once-a-day dosing, and that it significantly reduces LTB4 levels in a concentration-dependent manner. We initiated a multi-dose ranging Phase I study early in the first quarter of 2007 and anticipate beginning a Phase II trial by year end.

DG041 for the treatment of arterial thrombosis

DG041 is deCODE's novel anti-platelet compound being developed to offer a lesion-specific means of preventing arterial thrombosis. The market for drugs for arterial vascular diseases is increasing rapidly due to the aging of the population in the industrialized world. In the United States alone, approximately eight million people have been diagnosed with peripheral artery disease (PAD), over 30 million with coronary artery disease (CAD); and more than 5 million have suffered stroke. The antiplatelet and antithrombotic drug market currently exceeds $10 billion in annual worldwide sales and is expected to grow to $19 billion by 2010 as referenced in the Cowen and Company, LLC, Therapeutic Categories Outlook, October 2006. The current oral therapies for the treatment of these diseases include aspirin and platelet ADP receptor inhibitors, including clopidogrel (Plavix).

DG041 is a novel, first-in-class, orally-administered small molecule anti-platelet compound developed by deCODE and which we have shown to be a selective and potent antagonist of the EP3 receptor for prostaglandin E2 (PGE2). deCODE identified EP3 as a target through its population genetics research linking variations in the gene encoding EP3 to increased risk of various vascular diseases including stroke, MI and PAD. PGE2 amplifies platelet aggregation stimulated by collagen, adenin di-phosphate (ADP) or a thromboxane receptor agonist. PGE2 is produced by inflammatory cells in atherosclerotic plaques and may therefore increase the likelihood of an inflammatory-mediated thrombosis over plaque lesions. By selectively inhibiting the inflammatory pathway in platelet amplification and subsequent aggregation mediated by PGE2, DG041 may prevent thrombosis where it is needed—over atherosclerosis plaques. Development results to date suggest DG041 is well tolerated and appears to be essentially lesion-specific, inhibiting platelet aggregation (demonstrated *in vitro* and *ex vivo*) involved in inflammatory mediated thrombosis, but without increasing bleeding time. Therefore, this novel anti-platelet agent may have a better benefit to risk profile than current agents and may be useful either alone or in combination with other anti-platelet agents.

DG041 is currently in Phase II clinical development. At the end of 2006, deCODE completed a Phase IIa clinical trial that enrolled approximately 150 cardiovascular patients with and without the EP3 genetic risk variant. The patients were given two dose levels of DG041 versus a placebo for thirty days. The dose-ranging trial is designed to evaluate safety and efficacy using biomarkers related to atherosclerosis to evaluate its efficacy in platelet inhibition. The study is evaluating plasma levels of the biomarker pVASP (vasodilator stimulated phosphoprotein), which measures the degree of platelet activation. In addition, a pharmacokinetic/pharmacodynamic analysis is being performed using the data from this study. This is also the first study in which DG041 was administered to a significant number of patients also taking aspirin. The company expects to release top-line results from the Phase IIa trial by the second quarter of 2007.

Third party compound in asthma

In 2006, deCODE completed a Phase II clinical trial in asthma of Cephalon, Inc.'s compound CEP-1347. This compound inhibits MAP3K9, a kinase encoded by a gene we have linked to risk of asthma. In the Phase IIa trial we found that the compound had a dose-related effect on both lung function and biomarkers associated with lung inflammation and severity of disease in patients with asthma who were already being treated with inhaled corticosteroids and long-acting beta agonist (LABA). Cephalon is currently evaluating the next steps in development for CEP-1347.

Diagnostics

Diagnostics represent an additional avenue for generating medical and commercial value from our genetic discoveries. Since genetic variants linked to disease are by definition markers of disease susceptibility, we can apply the same findings we employ in our drug discovery efforts to the development of DNA-based diagnostic tests. We believe that such tests may be useful as a means for identifying patients who are at a particularly high risk of a given disease, and those who are likely to respond well to drugs that target the same disease pathway.

We believe that DNA-based diagnostic tests are a new tool for improving disease prevention, and that they will be used in tandem with existing approaches to increase the success of prevention efforts. Common diseases occur at the interface of genes and the environment, as both inherited as well as lifestyle and environmental risk factors play important roles in the disease process. Carrying a genetic risk variant for a common disease does not mean that one will necessarily develop the disease; and not having a certain risk variant does not eliminate all risk of developing the disease. Rather, in the common diseases, genetic risk variants impact the likelihood that one may develop a given condition. Understanding this inherited risk is empowering information with potentially important clinical utility, as it is possible to take preventive action—through lifestyle modification or by taking certain medications—to minimize the likelihood of an inherited predisposition ever developing into a disease. This is similar to the approach that is taken to address other risk factors for common diseases, such as high cholesterol, which is commonly treated using statin drugs to lower the risk of heart disease if dietary change is not enough.

The first genetic test deCODE plans to offer is to determine risk of type 2 diabetes so that a patient and his/her doctor may attempt to prevent its onset. The test measures a variant in the TCF7L2 gene that deCODE has tightly associated to increased risk of type 2 diabetes (T2D). deCODE's analysis of cohorts from Europe and United States found that individuals who have two copies of this risk variant have more than double the average risk of developing T2D. This discovery has thus far been replicated in published studies in at least 25 independent populations and multiple ethnic groups by various research groups around the world. Additional support for the clinical utility of this discovery comes from analysis of data from a U.S. government-sponsored clinical trial, which prospectively studied prediabetics (that is, individuals with blood glucose levels that are intermediate between normal and type 2 diabetes) and their progression to type 2 diabetes. About a third of prediabetics in this study progressed to type 2 diabetes within 3 years. However, among prediabetics who carried two copies of the gene variant in the deCODE diabetes test, the risk was substantially greater—1.8 fold compared to those who were negative for the test. Weight loss and drug treatment with either metformin or glitazone drugs have been shown to reduce progression rates of prediabetics to T2D. Therefore, this genetic test may be clinically useful as a means to help physicians to decide which prediabetics they wish to treat more aggressively either through lifestyle change or through drug treatment.

deCODE expects to have a certified reference laboratory ready to offer DNA testing services early in the second quarter of 2007. deCODE and Illumina, Inc., have also established a partnership to develop FDA-approved DNA diagnostic test kits based upon deCODE's gene discoveries in heart attack, type 2 diabetes and breast cancer, utilizing Illumina's Vericode clinical genotyping platform.

Drug discovery and development services

In order to offset the cost of maintaining its proprietary drug development infrastructure, deCODE utilizes its capabilities in chemistry, structural biology and clinical trials to offer contract services to fee-paying customers, principally pharmaceutical and biotechnology companies.

- Our chemistry subsidiary, deCODE chemistry, Inc., based in Woodridge, Illinois, provides a full range of drug discovery technology and services using multiple integrated high-throughput technologies to streamline the drug discovery process.
- Our structural biology subsidiary, deCODE biostructures, Inc., based in Bainbridge Island, near Seattle, determines three-dimensional X-ray crystal structures of target proteins for structure-based drug design and development.
- Our clinical research organization subsidiary Encode conducts information-rich clinical trials for our proprietary programs and for contract customers, principally pharmaceutical and biotechnology companies.

Additional service offerings

At our research facility in Reykjavik, we have one of the largest and most advanced genotyping laboratory in the world. We have extensive expertise in microsatellite genotyping and also conduct genome-wide single nucleotide polymorphisms (SNP) association analyses, utilizing the Illumina platform. We utilize these capabilities both for in-house gene discovery work and contract genotyping services to fee paying customers. We have in place efficient, automated systems for all stages of the genotyping process, from DNA isolation and amplification to plate preparation and the generation, storage and analysis of volumes of genotypic data. Our customers for genotyping services include pharmaceutical companies, research consortia and academic institutions.

Significant Collaborations

F. Hoffmann-La Roche (Roche).

Therapeutics. In 2002, we entered into an agreement with Roche to collaborate on four diseases that had been the subject of an earlier collaboration with Roche. Under this agreement, which expired on February 1, 2005, we are entitled to receive royalties on the sales of any drugs that are developed coming out of work conducted under this alliance. Under this agreement we discovered genes linked to diabetes and Roche continues drug discovery based on one of these discoveries. We may receive milestone payments if Roche advances compounds through the development process as well as royalties on successfully marketed drugs.

In November 2004, we signed a new three-year agreement with Roche to co-develop inhibitors of PDE4 for the prevention and treatment of vascular disease, including stroke. This agreement continues work advanced under the 2002 agreement, and we will focus on optimizing lead compounds identified under the previous agreement and beginning clinical development. Under the agreement, as of the end of 2006, we received $4.0 million of research funding. We and Roche will share drug discovery and clinical trials costs under this agreement, and we may receive an additional $2.0 million of research funding over the remaining term of the agreement as well as milestone payments and royalties based on drug sales.

Merck & Co, Inc. (Merck).

Obesity. In September 2002, we entered into an alliance with Merck aimed at developing new treatments for obesity. The research and development portion of the agreement expired in September 2005. Under this agreement we discovered three genes linked to obesity, and Merck has generated lead series of compounds against one of the targets we have validated through our genetics research. We may receive milestone payments if Merck advances compounds developed under the alliance through the development process, as well as royalties on successfully marketed drugs.

Information-Rich Clinical Trials. In February 2004, we entered into an agreement with Merck to conduct information-rich clinical trials on a range of Merck's developmental compounds that Merck selects for inclusion in the program. The term of the alliance is seven years, subject to termination by Merck after five years. Under the terms of the agreement, we may receive royalties on sales of drugs and diagnostics developed as part of the alliance. We received a one-time technology access fee of $10.0 million, will share research funding for the clinical development of compounds and pharmacogenomic analysis, and will receive milestone payments as compounds or pharmacogenomic tests reach the market. To date, Merck has not selected any compounds for development under the agreement.

National Institute of Allergy and Infectious Diseases (NIAID).

In September 2004, we were awarded a five-year $23.9 million contract by the NIAID, part of the U.S. National Institutes of Health. Under the contract, we are applying our population approach and resources to discover genetic factors associated with susceptibility to certain infectious diseases and with responsiveness to vaccines targeting such diseases. The University of New Mexico is working with us to conduct functional validation of biological pathways discovered through our genetic research. The National Center for Genome Resources is providing bioinformatics resources to make study information and results available to the scientific community.

Bayer HealthCare AG (Bayer).

In 2003, Bayer granted us an exclusive worldwide license to develop, make and sell DG031. Under the agreement, we will pay Bayer milestone payments upon the achievement of specified developmental milestones and royalties on sales of the drug.

Patents and Proprietary Rights

Patents and other proprietary rights protections are an essential element of our business. We rely on patents, trade secret law and contractual non-disclosure and confidentiality arrangements to protect our proprietary information and technology. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents, contractual confidentiality obligations, or if they are effectively maintained as trade secrets.

Accordingly, we actively seek patent protection in the United States and other jurisdictions to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. These include, among other things, the compounds that we invent and will develop as potential drugs, the genes and related drug targets we discover; mutations and variants of genes and related processes; new uses of existing third party compounds that may be used to manipulate those genes, mutations and drug targets; technologies which may be used to discover and characterize genes; therapeutic or diagnostic processes, tests and other inventions based on those genes; as well as methods developed in our biostructures and pharmaceutical groups for the discovery and development of drugs. As of year-end 2006, we had approximately 32 issued U.S. patents and approximately 11 issued patents in non-U.S. jurisdictions. We also had approximately 57 pending patent applications in the U.S. as well as approximately 95 PCT national patent applications in non-U.S. jurisdictions that we have deemed to be of commercial interest.

We have filed a series of composition of matter type patent applications for the compounds we have discovered ourselves and are the main focus of our pre-clinical and clinical development, including DG041 and DG051.

We have licensed from Bayer a composition of matter patent and a manufacturing process patent for DG031. The licensed patents expire in 2009 and 2012, respectively.

We have also filed additional patent applications that claim specific uses of DG031 and other compounds with similar mode of action, and methods for selecting those patients that we believe are most likely to benefit from administration of those compounds due to their specific genetic composition. Such patents covering approved uses of DG031, if issued and found to be valid and enforceable, could extend the life cycle of DG031 for several years beyond the expiry of the patents that we licensed from Bayer. However, it is not certain that such patents will ultimately be issued, and even if issued, that they will be enforceable in infringement proceedings before the courts.

The United States Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, provides for the restoration of up to 5 years of patent term for a patent that covers a new product or its use, to compensate for time lost from the effective life of the patent due to the regulatory review process of the FDA. An application for patent term restoration is subject to approval by the U.S. Patent and Trademark Office in conjunction with the FDA. While the composition of matter patent we licensed from Bayer that expires in 2009 would be eligible for patent term restoration, because we do not expect to receive FDA approval for DG031 prior to the expiration of the term of this patent, we will not benefit from applying for patent restoration with respect to that patent since any such restoration would run concurrently with any NCE marketing exclusivity we obtain, as discussed in the next paragraph. The manufacturing process patent we licensed from Bayer is not eligible for patent term restoration.

The Hatch-Waxman Act also establishes a 5 year period of marketing exclusivity from the date of NDA approval for new chemical entities (NCE) approved after September 24, 1984. We believe that DG031 is an NCE, and if the NDA for DG031 is approved, we expect to receive such marketing exclusivity. Under the Hatch-Waxman Act generic versions of innovative medicines may be approved without the complete safety and efficacy studies contained in an NDA. Instead, the generic manufacturer may submit an Abbreviated New Drug Application (ANDA) or a so-called Section 505(b)(2) (or "paper") NDA. During the 5 year marketing exclusivity period for an NCE, a manufacturer that proposes to sell a generic version of DG031 may not submit to the FDA an ANDA or a paper NDA except that such applications may be submitted after 4 years if they contain a certification of patent invalidity or noninfringement. If at the time such an application is submitted we have received a use patent for DG031 that is listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, and if we commence a suit alleging patent infringement in a timely manner after the ANDA or paper NDA for a generic drug is submitted, FDA approval of the generic drug will automatically be stayed for up to 30 months from the expiration of the 5 year marketing exclusivity period to allow a judicial resolution of the infringement action. Thus, under the Hatch-Waxman Act, the combination of NCE marketing exclusivity and the 30 month stay may create as much as a 7 1/2 exclusivity period for our marketing and sale of DG031.

Other jurisdictions have statutory provisions similar to those of the Hatch-Waxman Act, that afford both patent extensions and market exclusivity for drugs that have obtained market authorizations, such as European Supplementary Protection Certificates that extend effective patent life and European data exclusivity rules that create marketing exclusivity for certain time periods following marketing authorization. European data exclusivity is more generous than the equivalent NCE marketing exclusivity in the U.S., providing exclusivity for as long as 11 years. We believe that if we obtain marketing authorization for DG031 in Europe or other jurisdictions with similar statutory provisions, DG031 may be eligible for patent term extension and marketing exclusivity under these provisions and we plan to seek such privileges.

Competition

We face, and will continue to face, intense competition in our gene discovery programs from pharmaceutical companies, biotechnology companies, universities and other research institutions. A number of entities are attempting to rapidly identify and patent genes responsible for causing diseases or an increased susceptibility to diseases and to develop products based on these discoveries.

We also face intense competition in drug development, particularly from pharmaceutical and biotechnology companies. Certain of these companies may, using other approaches, identify and decide to pursue the discovery and development of new drugs targets or disease pathways that we have identified through our human population genetics research. Many of our competitors, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development operations than we do. These competitors may discover, characterize or develop important genes, drug targets or drug leads before we or our collaborators do or may obtain regulatory approvals of their drugs more rapidly than we or our collaborators do.

Developments by others may render pharmaceutical product candidates or technologies that we or our collaborators develop obsolete or non-competitive. Any product candidate that we or our collaborators successfully develop may compete with existing therapies that have long histories of safe and effective use.

Our competitors may obtain patent protection or other intellectual property rights that could limit our rights, or our customers' ability, to use our technologies or databases, or commercialize therapeutic or diagnostics products. In addition, we face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology.

Our ability to compete successfully will depend, in part, on our ability, and that of our collaborators, to: develop proprietary products; develop and maintain products that reach the market first, and are technologically superior to and more cost effective than other products on the market; obtain patent or other proprietary protection for our products and technologies; attract and retain scientific and product development personnel; obtain required regulatory approvals; and manufacture, market and sell products that we develop.

Government Regulation

Regulation by governmental authorities will be a significant factor in our ongoing research and development activities. In addition, the development, production and marketing of any pharmaceutical and diagnostic products which we or a partner may develop is subject to regulation by governmental authorities. Strict regulatory controls govern the pre-clinical and clinical testing, design, manufacture, labeling, supply, distribution, recordkeeping, reporting, sale, advertising and marketing of the products. These regulatory controls will influence our and our partners' ability to successfully manufacture and market therapeutic or diagnostic products.

Our success will depend, in part, on the development and marketing of products based on our research and development. Most countries require a company to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable the product to be marketed. Obtaining regulatory approval and complying with appropriate statutes and regulations is time-consuming and requires the expenditure of substantial resources.

In the United States we and our products are subject to comprehensive regulation by the United States Food and Drug Administration (FDA). The process required by the FDA before our drug products may be approved for marketing in the United States generally involves (i) pre-clinical new drug laboratory and animal tests, (ii) submission to the FDA of an investigational new drug (IND) application, which must become effective before clinical trials may begin, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication, (iv) submission to the FDA of a new drug application (NDA), (v) review by an advisory committee to FDA for recommendations regarding whether the NDA should be approved, and (vi) FDA review of the NDA in order to determine, among other things, whether the drug is safe and effective for its intended uses. There is no assurance that the FDA review process will result in product approval on a timely basis, if at all.

Pre-clinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Pre-clinical tests are generally subject to FDA regulations regarding Good Laboratory Practice. The results of the pre-clinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA prior to the commencement of clinical trials or during the conduct of the clinical trials, as appropriate.

Clinical trials are conducted under protocols that detail such matters as the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each protocol must be reviewed and approved by an institutional review board (IRB), and study subjects must provide informed consent to participation in the study. Clinical trials are subject to oversight by the IRB at each study site and by the FDA. An IRB or the FDA may prevent a study from being initiated, or may suspend or terminate studies once initiated.

Clinical trials are typically conducted in three sequential phases, which may overlap. During Phase I, when the drug is initially given to human subjects, the product is tested for safety, dosage tolerance, absorption, distribution, metabolism and excretion. Phase II involves safety, tolerability and efficacy of the product across a range of doses with the goal of identifying appropriate doses and patients for further study. Phase III trials are undertaken in order to further evaluate clinical efficacy and to further test for safety within an expanded patient population. The FDA may suspend clinical trials at any point in this process if it concludes that clinical subjects are being exposed to an unacceptable health risk.

Clinical trials must be conducted and monitored in accordance with good clinical practice (GCP) and other regulatory requirements. For applications to the FDA, clinical studies must be adequate and well controlled. Following the clinical trials, we will analyze the data and determine whether the clinical trials successfully demonstrated the safety and efficacy of the product. If they do, we will prepare and submit a new drug application (NDA). The FDA conducts a preliminary review of the NDA to determine whether to file the application and begin substantive review, or to refuse to file the application on the ground that FDA considers it incomplete.

We will need FDA approval of our products, including a pre-approval inspection of the manufacturing processes and facilities used to produce such products to assess conformance with current good manufacturing practices (cGMP), before such products may be marketed in the United States. The FDA may also inspect the clinical trial sites to ensure their conformance with GCP. The process of obtaining approvals from the FDA can be costly, time-consuming and subject to unanticipated delays. There can be no assurance that the FDA will grant approvals of our proposed products, processes or facilities on a timely basis, if at all. Any delay or failure to obtain such approvals would have a material adverse effect on our business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include conditions of approval such as additional studies or significant limitations on indicated uses for which a product could be marketed.

Among the conditions for NDA approval is the requirement that the prospective manufacturer's operating procedures conform to cGMP requirements, which must be followed at all times. In complying with those requirements, manufacturers (including a drug sponsor's third party contract manufacturers) must continue to expend time, money and effort in the area of production and quality control to ensure compliance. Domestic manufacturing establishments are subject to periodic inspections by the FDA in order to assess, among other things, cGMP compliance. To supply a product for use in the United States, foreign manufacturing establishments also must comply with cGMP and are subject to periodic inspection by the FDA or by regulatory authorities in certain other countries under reciprocal agreements with the FDA.

Both before and after approval is obtained, a product, its manufacturer and the holder of the NDA for the product are subject to comprehensive regulatory oversight. FDA regulations impose requirements for recordkeeping, periodic reporting, and reporting of adverse experiences with the product. Violations of regulatory requirements at any stage, including the pre-clinical and clinical testing process, the approval process, or thereafter (including after approval) may result in various adverse consequences, including the FDA's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, seizure of the product, injunction against the company, and/or the imposition of criminal penalties against the manufacturer and/or NDA holder and/or officers and employees. In addition, later discovery of previously unknown problems may result in restrictions on such product, manufacturer or NDA holder, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

The FDA has implemented accelerated approval procedures for certain pharmaceutical agents that treat serious or life-threatening diseases and conditions, especially where no satisfactory alternative therapy exists. We cannot predict the ultimate impact, however, of the FDA's accelerated approval procedures on the timing or likelihood of approval of any of our potential products or those of any competitor. In addition, the approval of a product under the accelerated approval procedures may be subject to various conditions, including the requirement to verify clinical benefit in post-marketing studies, and the authority on the part of the FDA to withdraw approval under streamlined procedures if such studies do not verify clinical benefit.

Diagnostic products are regulated as medical devices in the United States. Devices are subject to similar types of FDA regulatory controls and enforcement actions as apply to drugs, but many aspects of device regulation differ. Medical devices are classified into one of three classes, Class I, II or III, on the basis of their risk and the controls deemed necessary to assure their safety and effectiveness, with Class I presenting the least risk. Regulatory controls for devices include labeling, recordkeeping, reporting, and adherence to the FDA's quality system requirements, or QSR, including good manufacturing practices.

Most Class I devices and some Class II devices are exempt from FDA premarket review. Most Class II devices and some Class III devices require FDA review and clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (FDC Act) prior to marketing. A 510(k) notification must demonstrate that the device is substantially equivalent to a predicate device, which is a device marketed prior to 1976 or to a marketed device shown to be substantially equivalent under the 510(k) notification process. In addition, Class II devices are subject to special controls, such as performance standards, patient registries, and FDA guidance. Class III devices, and devices determined to be not substantially equivalent to a predicate device, require FDA approval of a premarket approval application (PMA) prior to marketing. A PMA must contain manufacturing data, pre-clinical data, and data from clinical testing that demonstrates the device is safe and effective for its intended use. The FDA may refer a PMA for review by an advisory panel of outside experts for a recommendation regarding approval. FDA approval of the PMA is required prior to marketing and distribution. The FDA may impose conditions of approval or restrictions on the sale, distribution, or use of the device.

The conduct of device clinical trials is subject to FDA regulation, including requirements for IRB approval, informed consent, recordkeeping, and reporting. In addition, a significant risk device requires FDA approval of an investigational device exemption (IDE) application. A nonsignificant risk device does not require IDE approval and is subject to abbreviated recordkeeping and reporting requirements.

Significant risk devices include implants, life-supporting and life-sustaining devices, devices of substantial importance in diagnosing, curing, mitigating or treating disease, and devices that otherwise present a potential for serious risk to the health, safety, or welfare of a subject.

To the extent our diagnostic products may be intended for use as prognostic tests for selecting patients most likely to benefit from drug therapies, such products may be studied in the clinical trials of the related drug product under the regulatory provisions governing pharmaceutical clinical trials, but require a separate PMA approval or 510(k) clearance under the medical device requirements. The FDA's policy for co-development of therapeutic and diagnostic products is evolving, and changes in FDA's regulatory policy can affect the development, testing, regulatory approval pathway, and marketing of our products.

FDA has developed special rules for *in vitro* reagents that are not approved or cleared as diagnostic products. FDA has imposed restrictions on the manufacture, labeling, sale, distribution, advertising, promotion and use of analyte specific reagents (ASRs). FDA defines ASRs as antibodies, specific receptor proteins, ligands, nucleic acid sequences, and similar reagents which, through specific binding or chemical reaction with substances in a specimen, are intended for use in a diagnostic application for identification and quantification of an individual chemical substance or ligand in biological specimens. An ASR can be used by a clinical laboratory to develop in-house ("home brew") laboratory assays if the laboratory is certified for high complexity testing under the Clinical Laboratory Improvement Act of 1998 as amended (CLIA). Most, but not all, ASRs are exempt from 510(k) premarket notification or PMA approval, and all are subject to good manufacturing practices (GMP) requirements and to the restrictions on their sale, distribution and use imposed by FDA regulation. In addition, FDA regulates Research Use Only (RUO) diagnostic products, which by their mandatory labeling are not intended for use in diagnostic procedures. The clinical usefulness of RUO products is unknown and thus their use is limited to research purposes only. Diagnostic products and reagents that we develop now and in the future may be subject to these and other applicable FDA regulations.

For devices with an approved PMA, the manufacturer must submit periodic reports containing information on safety and effectiveness and other information specified in FDA regulations, and modifications to the product or its intended use can trigger the need to file a PMA Supplement for approval by FDA. For devices with a cleared 510(k) notification, modifications to the device that can affect its safety or effectiveness may require the submission of a new 510(k) prior to marketing the modified device. All devices are subject to continuing regulation by the FDA, including record-keeping and reporting requirements, and reporting when a device may have caused or contributed to a death or serious injury or has malfunctioned in a way that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur.

Product labeling and promotional activities for drug and device products are subject to scrutiny by the FDA, and products may be promoted only for their approved indications. Violations of promotional requirements for drugs and devices may also involve violations of the federal False Claims Act, anti-kickback laws, and other federal or state laws. In addition to the government bringing claims under the federal False Claims Act, *qui tam*, or "whistleblower," actions may be brought by private individuals on behalf of the government. Also, competitors may bring litigation under the Lanham Act or challenges under industry self-regulation groups relating to product advertising.

Clinical laboratory tests that are developed and validated by a laboratory for use in examinations the laboratory performs itself are called "home brew" tests. Most home brew tests currently are not subject to premarket review by FDA. The DNA-based diagnostics we propose to offer, starting with our test for risk of type 2 diabetes, will be home brew tests. As a clinical laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under CLIA, we are required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing.

We operate under CLIA accreditation standards. To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. The standards applicable to the testing which we perform may change over time. We cannot assure you that we will be able to operate profitably should regulatory compliance requirements become substantially more costly in the future.

If our laboratory is out of compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

The European Community (EC) and EC member states maintain drug regulatory systems for medicinal products and medical devices that are comparable in their rigor to those in the United States. Clinical trials of medicinal products require government authorizations (based on evidence of safety from pre-clinical tests and other sources), must be reviewed and approved by ethics committees, and must be carried out in compliance with good clinical practice. There is no guarantee that permission will be granted for clinical trials of new medicinal products, and permission can be withdrawn if safety issues arise during a clinical trial.

Medicinal products may not be introduced to the market in the EC unless a marketing authorization has been granted by a competent authority. Marketing authorization applications for new chemical entities may be submitted to multiple EC member states under the mutual recognition system (which results in harmonized conditions of approval) or to the European Medicines Agency (EMEA), which administers a system that leads to a single marketing authorization that is valid in all EC member states. For certain new chemical entities, as well as all biotechnology products, submission to the EMEA is mandatory. Requirements for marketing authorization applications are similar to those for NDAs in the United States, including requirements for proof of safety, efficacy and quality. These requirements are demanding, and there is no assurance that a product for which a marketing authorization application is submitted will be approved. Manufacturing facilities must also comply with EC requirements for good manufacturing practice, and if located in the EC must be licensed by the competent authority of the relevant member state. Requirements may be imposed for post-marketing studies, and there are detailed requirements for post-market surveillance of safety (pharmacovigilance). Advertising and promotion are scrutinized by authorities in each member state, and in some cases by the EMEA as well. Products may be removed from the market, permanently or temporarily, if safety questions arise, and there are only limited procedural requirements before such actions can be taken.

In addition to these controls under Medicines Law, most EC member states maintain some form of control over the pricing or reimbursement of medicinal products. In many member states, marketing may not commence until a price or reimbursement level has been determined, and in some member states products are also subject to cost-effectiveness reviews that can, for practical purposes, determine whether they will be utilized.

The EC maintains a separate system for medical devices, including *in vitro* diagnostic devices that may be developed in conjunction with medicinal products whose use depends on biomarkers. Manufacturers must meet requirements for quality control, which may entail interaction with quasi-governmental Notified Bodies, and comply with essential requirements and standards adopted under EC law. There is no harmonized system of control on the advertising and promotion of medical devices, and requirements vary from country to country. In addition, many EC member states maintain systems to evaluate new medical devices to determine whether they are cost-effective or otherwise appropriate for use in national health systems, other maintain other systems to control pricing or reimbursement of medical devices.

Environmental

deCODE's primary research facilities and laboratory are located in Reykjavik, Iceland. We operate under applicable Icelandic and European Union laws and standards, with which we believe that we comply, relating to environmental, hazardous materials and other safety matters. Our research and manufacturing activities involve the generation, use and disposal of hazardous materials and wastes, including various chemicals and radioactive compounds. These activities are subject to standards prescribed by Iceland and the EU. We do not believe that compliance with these laws and standards will have any material effect upon our capital expenditures, earnings or competitive position, or that we will have any material capital expenditures in relation to environmental control facilities for the remainder of this fiscal year or any succeeding fiscal year.

Our activities in the U.S. involve the controlled use of hazardous materials. We are subject to U.S. federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our activities in the U.S. currently comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future.

Employees

As of December 31, 2006, deCODE and all of its subsidiaries employed 429 full-time staff. Of the total number, approximately 143 were employed in the United States and 286 in Iceland. More than 97 held Ph.D. or M.D. degrees and approximately 362 held college degrees. 334 employees were engaged in, or directly supported, research and development activities, of whom 281 worked within the laboratory facilities and 53 held positions associated with the development and support of informatics. 64 employees were engaged in various professional support functions such as Finance, Business Development, Legal, Communications, Human Resources and Clinical Collaborations, and 31 were employed in administrative support, facilities management, cleaning and security. In addition, we utilized part-time employees and outside contractors and consultants as needed and plan to continue to do so.

Certain Financial Information

Research and Development and Cost of Revenue Expenses

Our cost of research and development for 2006, 2005 and 2004, was $57.1 million, $43.7 million and $24.9 million, respectively.

Our cost of revenue for 2006, 2005 and 2004, was $42.7 million, $37.3 million and $43.4 million, respectively. Our cost of revenue, includes costs incurred in connection with collaborative programs and represents our customer-sponsored research and development activities.

Geographic Information

Long-lived assets located in the United States and Iceland were $25,356,000 and $20,457,000, respectively at December 31, 2006 and $26,231,000 and $13,494,000, respectively at December 31, 2005.

Revenues attributed to the United States and to Iceland were $16,816,000 and $23,694,000, respectively, for 2006, $15,486,000 and $28,469,000, respectively for 2005, and $13,680,000 and $28,447,000, respectively, for 2004.

Significant Customers

Historically, a substantial portion of deCODE's revenue has been derived from contracts with a limited number of significant customers. Roche accounted for approximately 17%, 23% and 30% of the company's consolidated revenue in 2006, 2005 and 2004, respectively. Merck accounted for approximately 3%, 15% and 22% of the company's consolidated revenue in 2006, 2005 and 2004, respectively. Divisions of the National Institute of Health (NIH) represented 33%, 13% and 1% of consolidated revenue in 2006, 2005 and 2004, respectively. The loss of any significant customer may significantly lower deCODE's revenues which could affect the resources available to support our drug discovery programs.

Item 1A. ***Risk Factors***

In addition to the other information contained in this Form 10-K, you should consider the following risk factors in evaluating our business and prospects. We also note that this annual report on Form 10-K contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only expectations. We cannot assure our investors that our expectations and assumptions will prove to have been correct. We undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Actual events or results may differ materially due to a number of factors, including those set forth in this section and elsewhere in this Form 10-K.

These factors include, but are not limited to, the risks set forth below.

Risks Related to Our Development of DG031

Suspension of our Phase III trial for DG031 may delay the completion of the trial and possible commercialization of the drug, which may hurt our future financial results.

On October 5, 2006, we announced that we were voluntarily suspending our Phase III clinical trial for DG031 in order to address an unexpected formulation problem with the tablets being used in the trial. We cannot guarantee that we will be able to reformulate the tablets successfully. While we are working to resolve this issue with a view to resuming the trial by year end or the first quarter of 2008, because the resumption of the trial is dependent on successful reformulation and the execution of new agreements with various service providers in connection with the trial, we cannot provide assurance that we will meet this goal and we cannot predict with certainty when, if at all, the trial will resume; however, the suspension will cause the trial to exceed the minimum 36 months duration from the recruitment of the first patient that we previously estimated. This delay in the development of this drug could adversely impact our financial results and commercial prospects.

The Phase III clinical trial for DG031 will require the recruitment of patients based on ethnicity and haplotype status; upon re-initiation of the study, recruitment rates could still be lower than we expect, the trial may be delayed and our commercial prospects may be hurt.

In our Phase III clinical trial for DG031, we were originally testing the hypothesis whether African American patients who (a) carry the HapK haplotype in LTA4H and (b) have experienced a hospitalization and/or admission for procedures and testing for unstable angina or myocardial infarction will experience reduced rates of acute cardiovascular events when treated with DG031, as compared to placebo on top of concomitantly administered standard of care. In order to recruit a sufficient number of patients to obtain statistically significant evidence for the efficacy of DG031, we require the participation of a large number of African American patients willing to be tested for haplotype status and to participate in the clinical trial for at least 12 months. Many factors outside our control may reduce the willingness of patients to be tested and participate in the clinical trial. Based on experience gathered to date, we are evaluating the strategy for patient recruitment and will consider alternative enrollment strategies based on haplotype status that would accelerate the overall enrollment plan. This will require discussions with the United States Food and Drug Administration (FDA) and agreement on strategy through the Special Protocol Assessment process. However, upon re-initiation of the study, we may fail to recruit a sufficient number of patients in a timely manner, the trial may be delayed or we may fail to show the efficacy of the drug. This may delay or prevent the marketing approval of DG031, which could adversely impact our financial results and commercial prospects.

We have only indirect evidence from biomarkers studies about the effectiveness of DG031 and this data may not be validated in the Phase III clinical trial.

The data collected during the Phase I and Phase II clinical trials for DG031, which is the basis for our continuing development of this drug, does not provide evidence of whether DG031 will prove to be an effective treatment to reduce the rate of acute cardiovascular events in the prospective treatment population. In order to prove or disprove the validity of our assumption about the efficacy of DG031, we must conduct the Phase III trial. We temporarily suspended the trial in early October, 2006 due to formulation stability issues. We will need to re-initiate the study after resolution of the formulation issues. There are delays in the program as a result, with resulting delays of validation of the hypothesis being tested. Various factors that we do or do not control may cause the trial to be lengthier or costlier than anticipated. Until data from the trial can be collected and analyzed we will not know whether DG031 is an effective treatment, and regulatory review by the FDA will ultimately determine whether the drug gains marketing approval. The outcome of this process is uncertain and delays or failure to gain market approval could adversely impact our financial results and commercial prospects.

If DG031 is approved by the FDA, we may have marketing exclusivity for only a limited term.

The patents we licensed from Bayer for DG031 expire in 2009 and 2012. While we will seek to obtain one or more use patents protecting our proprietary rights to specific uses of this compound for a longer period, we cannot be certain that we will obtain such patents or that they will adequately protect us. In addition, although we may seek to obtain 5 year marketing exclusivity under the Hatch-Waxman Act and equivalent foreign statutes, we cannot be certain that we will be successful. We expect we will not obtain regulatory approval for DG031 before the composition of matter patent we licensed from Bayer expires in 2009. Accordingly, if we cannot obtain new patents or obtain 5 year marketing exclusivity, the amount of revenues that we will be able to derive from an approved product based on these patents may be adversely affected.

Risks Related to Our Diagnostic Tests

We may not derive revenues from our diagnostic tests

We are developing DNA-based diagnostic tests and expect to offer a DNA-based diagnostic test for risk of type-2 diabetes in 2007. Our ability to derive revenues from this test will depend, among other things, on certification of our reference laboratory under the Clinical Laboratory Improvement Amendments of 1988 by the State of New York and our continued compliance with applicable regulatory requirements and on acceptance of the test by physicians. In addition, we do not expect that third-party insurance or other reimbursement will be available for the test. Accordingly, unless patients are willing to pay for the test themselves, we will not be able to market it successfully. As a result of these factors, we cannot predict whether or not we will be able to derive revenues from this test.

Risks Related to Our Business

If we are not successful in our pending litigation regarding misappropriation of trade secrets and breach of related non-competition, non-solicitation and non-disclosure agreements, our ability to protect our confidential information and to enforce non-competition and non-solicitation agreements against former employees may be impaired, which could adversely affect our business and prospects.

On August 4, 2006 we commenced an action in the U.S. District Court for the Eastern District of Pennsylvania against five former employees for misappropriation of our trade secrets and intellectual property, related breach of non-competition, non-solicitation, and non-disclosure provisions of their employment agreements, and violation of the federal Computer Fraud and Abuse Act in connection with their employment by The Children's Hospital of Philadelphia (CHOP). It is possible that a judgment against us with respect to our allegations of trade secret misappropriation may negatively affect our ability to protect some of what we consider to be our confidential information under the law of trade secrets. Also, it is possible that a judgment against us with respect to the non-competition, non-solicitation, or non-disclosure agreements with the individual defendants (1) would allow the defendants to engage in competition with us, (2) may cause other current or former employees to test the validity of their non-competition, non-solicitation, and non-disclosure agreements when they might otherwise have refrained from doing so, or (3) may cause other institutions besides CHOP to hire our current or former employees when they might otherwise have refrained from doing so. Any of these events could impair our ability to compete for collaborative arrangements, for access to DNA samples or for product or technology licensing arrangements and ultimately could adversely affect our ability to develop and market products.

We may not successfully develop or derive revenues from any products.

We use our technology and research capabilities to identify genes and gene variations that contribute to certain diseases and then develop small molecule drugs that target proteins produced by these genes. Although we have identified genes that we believe are likely to cause certain diseases, we may not be correct and may not be successful in identifying any other similar genes or in developing drugs based on these discoveries. Many experts believe that some of the diseases we are targeting are caused by both genetic and environmental factors. Even if we identify specific genes that are partly responsible for causing diseases, any therapeutic or diagnostic products we develop as a result of our genetic work may not detect, prevent, treat or cure a particular disease. Any pharmaceutical or diagnostic products that we or our collaborators are able to develop will fail to produce revenues unless we:

- establish that they are safe and effective;
- successfully compete with other technologies and products;
- ensure that they do not infringe on the proprietary rights of others;
- establish that they can be manufactured in sufficient quantities at reasonable costs;
- obtain and maintain regulatory approvals for them; and
- can market them successfully.

We may not be able to meet these conditions. We expect that it will be years, if ever, before we will recognize significant revenue from the development of therapeutic or diagnostic products.

If we continue to incur operating losses longer than anticipated, or in amounts greater than anticipated, we may be unable to continue our operations.

We incurred a net loss of $85.5 million, $62.8 million and $57.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, and had an accumulated deficit of $535.7 million at

December 31, 2006. We have never generated a profit and we have not generated revenues except for payments received in connection with our research and development collaborations with Roche, Merck and others, from contract services, from sales of Emerald BioSystems products and instruments, and grant funding. Our research and development expenditures and selling, general and administrative costs have exceeded our revenue to date, and we expect to spend significant additional amounts to fund research and development in order to enhance our core technologies and undertake product development (including drug development and related clinical trials). We do not expect to receive royalties or other revenues from commercial sales of products developed using our technology in the near term. It may be several years before product revenues materialize, if they do at all. As a result, we expect to incur net losses for several years. If the time required to generate product revenues and achieve profitability is longer than we currently anticipate, or if the level of losses is greater than we currently anticipate, we may not be able to continue our operations.

If our assumption about the role of genes in diseases is wrong, we may not be able to develop useful products.

The products we hope to develop involve new and unproven approaches. They are based on the assumption that information about genes may help scientists to better understand complex disease processes. Scientists generally have a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Of the products that exist, all are diagnostic products. To date, we know of no therapeutic products based on disease-gene discoveries. If our assumption about the role of genes in the disease process is wrong, our gene discovery programs may not result in products.

In order to conduct clinical trials and to market our drugs, we will have to develop methods to produce these drugs using approved methods and at commercially viable rates.

In order to conduct clinical trials and ultimately to market any drugs we may develop, we or our third party contractors will need to obtain chemicals and components, and in some cases licenses for proprietary formulation technology, necessary for the manufacture of the products from third parties. We or our contractors will then need to implement the necessary technology in order to produce the drugs to exacting standards set by us and the regulatory bodies. This is an uncertain and time consuming process, and any disruption in it may delay or harm our ability to continue clinical development. For drugs which have reached the last stage of clinical trials, we or our contractors will have to develop methods to scale up the production of the drug at commercially viable rates If we are not able to scale the process in a timely manner or do not have the ability to produce the drug economically, we may not be able to enter the market with a viable product. This would harm our financial and commercial prospects.

If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.

We have no experience in manufacturing products for commercial purposes and do not have manufacturing facilities that can produce sufficient quantities of drugs for large scale clinical trials. Accordingly, we must either develop such facilities, which will require substantial additional funds, or rely on contract manufacturers for the production of products for development and commercial purposes. In order to conduct our Phase III clinical trial of DG031, we will have to contract with third parties to manufacture a sufficient supply of the drug for the trial and to produce tablets containing DG031 in amounts sufficient for the clinical trial. While we signed contracts with suppliers for the production of DG031 material and tablets for the launch of our Phase III clinical trial and received sufficient materials to initiate the trial, following the reformulation and resumption of the trial, we may fail to secure sufficient supply of the drug in a timely manner over the duration of the trial. Reformulation work may require contracting for new quantities of tablets, and the timing of the manufacturing of such new quantities of tablets, as well as additional testing for stability and other properties of the new tablets, may delay the resumption of the clinical trial.

The manufacture of our products for clinical trials and commercial purposes is subject to Good Manufacturing Practices (cGMP) regulations promulgated by the FDA. The manufacture of diagnostic products is subject to the FDA's quality system requirements (QSR). In the event that we are unable to develop satisfactory manufacturing facilities or obtain or retain third party manufacturing for our products, we will not be able to commercialize such products as planned. We may not be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP, QSR and other regulatory requirements. Our current dependence upon others for the manufacture of our products may adversely affect our ability to develop and deliver such products on a timely and competitive basis and, in the longer term, the profit margin, if any, on the sale of future products and our ability to develop and deliver such products on a timely and competitive basis.

Clinical trials required for our product candidates or the products of our customers and partners are expensive and time-consuming, their outcome is uncertain and we may not achieve our projected development goals in the timeframes we have announced and expect.

Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and effective for use in each target indication. Pre-clinical testing and clinical development are long, expensive and uncertain processes. It may take several years to complete testing for a product and failure can occur at any stage of testing. The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Factors that can cause delay or termination of our clinical trials include:

- slower than expected patient enrollment due to the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the study, competition with clinical trials for other drug candidates or other factors;
- lower than expected retention rates of patients in a clinical trial;
- delayed approval of study protocol and pharmacogenomic components of studies by regulatory agencies in different countries, some of which are still developing policies with respect to pharmacogenomic testing;
- inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials;
- delays in approvals or failure to obtain approval from the pertinent review boards or regulatory authorities;
- longer treatment time required to demonstrate effectiveness or determine the appropriate product dose;
- lack of sufficient supply of the product candidate;
- adverse medical events or side effects in treated patients;
- lack of effectiveness of the product candidate being tested; and
- regulatory changes.

Even if we obtain positive results from pre-clinical or clinical trials for a particular product, we may not achieve the same success in future trials of that product. In addition, some or all of the clinical trials we undertake may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals, which could prevent the creation of marketable products. Our product development costs will increase if we have delays in testing or approvals, if we need to perform more or larger clinical trials than planned, or if our trials are not successful. Delays in our clinical trials may harm our financial results and the commercial prospects for our products. Delays or termination of clinical trials that we conduct for our partners or customers may also harm our financial results as payments under these contracts may be delayed, reduced or curtailed.

Co-development of therapeutic and diagnostic products may be required, and delays in the development and approval of a commercially available diagnostic may delay drug approval or impede market acceptance of the therapeutic product.

The use of some of our therapeutic products may be dependent upon the selection of patients using both clinical and genetic markers. This may require co-development and clinical testing of the therapeutic drug and a related diagnostic product. In the United States, drug approval could be delayed until we successfully obtain FDA approval of the related diagnostic product. In addition, if the diagnostic test cannot be performed on a commercially viable basis, it may impede market acceptance of our approved therapeutic products. To successfully co-develop and market a drug and diagnostic we may also need to establish and maintain successful partnerships with manufacturing and marketing partners for diagnostic products. If necessary partnerships cannot be established or maintained, the development of our therapeutics and/or diagnostics may be delayed or may fail.

If we are not able to obtain sufficient additional funding to meet our capital requirements, we may be forced to reduce or terminate our research and product development programs.

We have spent substantial amounts of cash to fund our research and development activities and expect to continue to spend substantial amounts for these activities over the next several years. We expect to use cash to collect, generate and analyze genotypic and disease data from volunteers in our disease-gene research programs; to conduct drug discovery and development activities (including clinical trials); and to continue other research and development activities. Many factors will influence our future capital needs, including:

- the number, breadth and progress of our discovery and research programs;
- our ability to attract customers;
- our ability to commercialize our discoveries and the resources we devote to commercialization;
- the amount we spend to enforce patent claims and other intellectual property rights; and
- the costs and timing of regulatory approvals.

We have relied on, and may continue to rely on, revenues generated by our corporate alliances and fee-paying customers for significant funding of our research efforts. Historically, a substantial portion of our revenue has been derived from contracts with a limited number of significant customers. Revenue under our alliances with Roche, accounted for approximately 17%, 23% and 30% of our consolidated revenue in the years ended December 31, 2006, 2005 and 2004, respectively. Revenue under our alliances with Merck accounted for approximately 3%, 15% and 22% of our consolidated revenue in the years ended December 31, 2006, 2005 and 2004, respectively. Divisions of the NIH accounted for approximately 33%, 13% and 1% of our consolidated revenue in the years ended December 31, 2006, 2005 and 2004, respectively. Work under our agreement with Merck aimed at developing new treatments for obesity and our 2002 agreement with Roche has been completed.

In addition, we may seek additional funding through public or private equity offerings and debt financings. We may not be able to obtain additional financing when we need it or the financing may not be on terms favorable to us or our stockholders. Stockholders' ownership will be diluted if we raise additional capital by issuing equity securities.

If we raise additional funds through collaborations and licensing arrangements, we may have to relinquish rights to some of our technologies or product candidates, or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate our discovery and research programs and product development.

The commercial success of any products that we may develop will depend upon the degree of market acceptance among physicians, patients, healthcare payors and the medical community.

Any products that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and we may not become profitable. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

- demonstration of efficacy and safety in clinical trials;
- the prevalence and severity of any side effects;
- potential or perceived advantages over alternative treatments;
- the timing of market entry relative to competitive treatments;
- the ability to offer our product candidates for sale at competitive prices;
- relative convenience and ease of administration;
- the strength of marketing and distribution support;
- sufficient third party coverage or reimbursement; and
- the product labeling or product insert required by the FDA or regulatory authorities in other countries.

If we cannot successfully develop a marketing and sales force or maintain suitable arrangements with third parties to market and sell our products, our ability to deliver products may be impaired.

We currently have no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any approved product, we must either develop a marketing and sales force, which will require substantial additional funds and personnel, or, where appropriate or permissible, enter into arrangements with third parties to market and sell our products. We might not be successful in developing marketing and sales capabilities. Further, we may not be able to enter into marketing and sales agreements with others on acceptable terms, and any such arrangements, if entered into, may be terminated. If we develop our own marketing and sales capability, it will compete with other companies that currently have experienced, well-funded and larger marketing and sales operations. To the extent that we enter into co-promotion or other sales and marketing arrangements with other companies, revenues will depend on the efforts of others, which may not be successful.

Our reliance on the Icelandic population may limit the applicability of our discoveries to certain populations.

The genetic make-up and prevalence of disease generally varies across populations around the world. Common complex diseases generally occur with a similar frequency in Iceland and other European populations. However, the populations of other nations may be genetically predisposed to certain diseases because of mutations not present in the Icelandic population. As a result, we and our partners may be unable to develop diagnostic and therapeutic products that are effective on all or a portion of people with such diseases. For our business to succeed, we must be able to apply discoveries that we make on the basis of the Icelandic population to other markets.

If a substantial portion of participants in our genetics research studies withdraw their informed consent, our ongoing research may suffer.

We depend on the willingness of Icelandic volunteers to participate in our genetics research studies. All of the participants in our genetic studies have signed an informed consent form, which gives deCODE permission to process data and blood samples that the participant has donated for research purposes. Participants may at any time revoke this permission by withdrawing their consent. If, for any reason, a substantial portion of participants in our studies were to withdraw their consent, we would not be able to continue population genetic research in some or all of the diseases that we are studying. This would diminish our ability to discover new drug targets and to develop products based on these discoveries. If our ability to use population genetic data is impaired, we also may not be able to fulfill some contractual obligations with our partners.

If we fail to protect confidential data adequately, we could incur a liability.

Under laws and regulations in force in Iceland, including applicable European laws, directives and regulations, all information on individuals that is used in our population research is anonymized under the protocols and supervision of the Data Protection Authority of Iceland. If we fail to comply with these laws and regulations, we could lose public support for participation in our research and we could be liable to legal action. Any failure to comply fully with all confidentiality requirements could lead to liability for damages incurred by individuals whose privacy is violated, the loss of our customers and reputation and the loss of the goodwill and participation of the Icelandic population, including healthcare professionals. These eventualities could materially adversely affect our work in Iceland.

Some parts of our product development services create a risk of liability from clinical trial participants and the parties with whom we contract.

Through our wholly owned subsidiary Encode ehf., we conduct clinical trials of products we are developing and contract with drug companies and clinical research organizations to perform a wide range of services to assist them in bringing new drugs to market. Our services include:

- supervising clinical trials;
- data and laboratory analysis;
- patient recruitment; and
- acting as investigators in conducting clinical trials.

If, in the course of these trials or activities,

- we do not perform our services to contractual or regulatory standards;
- we fail to obtain permission to conduct trials from the appropriate authorities in Iceland;
- patients or volunteers suffer personal injury caused by or death from adverse reactions to the test drugs or otherwise;
- there are deficiencies in the professional conduct of the investigators with whom we contract;
- our laboratories inaccurately report or fail to report lab results; or
- our informatics products violate rights of third parties,

then we could be held liable for these eventualities by the regulatory agencies or the drug companies and clinical research organizations with whom we contract or by study participants. We maintain product liability insurance for claims arising from the use of products we are developing in clinical trials conducted by Encode and are covered by the product liability insurance of the drug companies and clinical research organizations for which we provide clinical trial services for claims arising from the use of their products in such trials. Such insurance may be inadequate and in any event would not cover the risk of a customer deciding not to do business with us as a result of poor performance or claims for a customer's financial loss as the result of our failure to perform our contractual obligations properly.

Use of therapeutic or diagnostic products developed as a result of our programs may result in product liability claims for which we have inadequate insurance.

The users of any therapeutic or diagnostic products developed by us or our collaborators as a result of our discovery or research programs (including participants in our clinical trials) may bring product liability claims against us. Except as described above with respect to clinical trials conducted by Encode and except with respect to our Phase III trial of DG031, we currently do not carry liability insurance to cover such claims. We are not certain that we or our collaborators will be able to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. If we cannot protect against potential liability claims, we or our collaborators may find it difficult or impossible to commercialize products.

Our fee-for-service work bears certain risks of liability to our customers.

Our subsidiaries, deCODE chemistry, Inc., deCODE biostructures, Inc. and Emerald Biosystems, Inc., provide services, equipment and products (including software) for third party customers who pay us on a fee-for-service or product basis. In this function, we often synthesize compounds, manufacture active pharmaceutical ingredient material and provide recommendations for research direction for our customers. We also provide contract research services in X-ray crystallographic structure determination of protein-ligand complexes for customers, and often recommend targets to customers based on these determinations. In addition, we sell instruments and software to these customers.

We may be liable to our customers for damages if we perform such services negligently or with willful misconduct, or if we provide customers with defective products, equipment or software. We also may be held liable for failure to meet specifications or failure to comply with other contractual conditions. While our agreements with customers limit our liability and while we carry general commercial liability insurance, such contractual limitations may not be effective in the event of our material breach of the agreements, gross negligence, or willful misconduct and such insurance may not be adequate. We also supply compounds for clinical trials conducted by our customers. In doing so, we may provide materials requiring certification of compliance with cGMP regulations applicable to production of such materials. If we are found not to have complied with such requirements, we may incur liabilities related to such failures. If participants in these trials suffer personal injury or death from adverse reactions to the test drugs, we could be held liable to our customers or the participants. We maintain product liability insurance for claims arising from the use of products we supply. However, such insurance may be inadequate. Failure to perform to customer expectation also may limit future business from our existing customers, or could result in the holdback of certain payments due to us. We integrate software and products purchased or licensed from third parties suppliers into certain of our products, equipment and software sold to our customers. While we evaluate such items for defects and possible intellectual property infringement issues, and attempt to obtain contractual protections from suppliers, in the event any such items purchased or licensed from suppliers are defective or violate intellectual property rights of third parties, we may not be able to fully recover any of our damages or our customers' damages from suppliers of such items.

Our facilities where work for customers is conducted are subject to audits by the FDA and by customers. In the event we are found in non-compliance by the FDA, there is a risk that such facility may be subject to corrective measures up to and including the closure of the facility. Such closure would have impact on our ability to meet customer obligations as well as obligations relating to our internal programs. Customer audits may lead to disputes regarding compliance with contractual terms, which could lead to potential disputes and/or liabilities as described above.

In addition, we typically have the obligation to maintain the confidentiality of proprietary information of our customers. While we have systems in place to ensure that such confidentiality is protected, we do conduct work on our internal projects at the same facilities where we work for our customers; therefore, there is an increased risk that customers may claim that we have violated our confidentiality obligations or used their proprietary information in our proprietary projects.

Increased leverage as a result of our convertible debt may harm our financial condition and results of operations.

On December 31, 2006 we had $218.3 million of outstanding debt as reflected in our balance sheet. Pursuant to generally accepted accounting principles, this amount is net of $24 million original issue discount related to the issuance of $80 million face amount of 3.50% Senior Convertible Notes in November 2006. We may incur additional indebtedness in the future and neither our 3.50% Senior Convertible Notes issued in 2004 nor our 3.50% Senior Convertible Notes issued in 2006 (collectively, the "Notes") restrict our future issuance of indebtedness. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

- a portion of our cash flow from operations will be dedicated to the payment of any interest required with respect to outstanding indebtedness;
- increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and
- depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to the success of our development and commercialization of new pharmaceutical products, general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things:

- to seek additional financing in the debt or equity markets;
- to refinance or restructure all or a portion of our indebtedness, including the Notes;
- to sell selected assets; or
- to reduce or delay expenditures on planned activities, including but not limited to clinical trials, and development and commercialization activities.

Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

We may be unable to hire and retain the key personnel upon whom our success depends.

We depend on the principal members of our management and scientific staff, including Dr. Kari Stefansson, Chairman, President and Chief Executive Officer. We have not entered into agreements with any of these people that bind them to a specific period of employment. If any of these people leave, our ability to conduct our operations may be negatively affected. Our future success also will depend in part on our ability to attract, hire and retain additional personnel. There is intense competition for such qualified personnel and we cannot be certain that we will be able to continue to attract and retain such personnel. Failure to attract and retain key personnel could have a material adverse effect on us.

Currency fluctuations may negatively affect our financial condition.

We primarily expend and generate cash in U.S. dollars, our functional currency. We also publish our consolidated financial statements in U.S. dollars. Currency fluctuations can affect our financial results because a portion of our cash reserves, our debt and our operating costs are in Icelandic kronas. A fluctuation of the exchange rates of the Icelandic krona against the U.S. dollar can thus adversely affect the "buying power" of our cash reserves and revenues. Most of our long-term liabilities are U.S. dollar denominated. However, we may enter into hedging transactions if we have substantial foreign currency exposure in the future. We may have increased exposure as a result of investments, payments from collaborative partners or the decrease in value of Icelandic kronas.

Our contracts may terminate upon short notice.

Many of our contracts for research services are terminable on short notice. This means that our contracts could be terminated for numerous reasons, any of which may be beyond our control, such as a reduction or reallocation of a customer's research and development budget or a change in a customer's overall financial condition. The loss of a large contract or multiple smaller contracts, or a significant decrease in revenue derived from a contract, could significantly reduce our profitability and require us to reallocate under-utilized physical and professional resources.

Risks Related to Our Collaborative Relationships

If we are unable to form and maintain the collaborative relationships that our business strategy requires, our programs will suffer and we may not be able to develop products.

Our strategy for developing products and deriving revenues from them is dependent, in part, upon our ability to enter into collaborative arrangements with research collaborators, corporate partners and others. We may rely on these arrangements both to provide funding necessary to our product development and to obtain goods and services that we require for our product development. We do not have the capacity to conduct large scale Phase III clinical trials and will rely on partnerships or third party contractors to conduct our Phase III trials, including our Phase III trial of DG031. We will rely on these third parties to provide us with clinical material for the trial and various services necessary to organize and conduct a multi-center, multinational study, as well as other goods and services. We have not entered into contracts for all of the goods and services that will be required upon the resumption of the Phase III trial of DG031. Our arrangement for this and other Phase III trials will be subject to risks described below, with respect to our collaborative relationships.

If our collaborations are not successful or if we are not able to manage multiple collaborations successfully, our programs may suffer. If we increase the number of collaborations, it will become more difficult to manage the various collaborations successfully and the potential for conflicts among the collaborators as to rights to the technology and products generated under work conducted with us will increase.

Dependence on collaborative relationships may lead to delays in product development, product defects and disputes over rights to technology.

We have formed, and may in the future form additional, collaborative relationships (including relationships with clinical research organizations to conduct clinical trials on our behalf) that will, in some cases, make us dependent on collaborators for the pre-clinical studies and/or clinical trials and for regulatory approval of any products that we are developing. Failure of such collaborators to perform under these agreements properly in a timely manner, or at all, may lead to delays in our product development. In addition, if participants in the trials conducted by our collaborators suffer personal injury or death as a result of actions of the collaborators, we could be held liable. In some cases, our agreements with collaborators typically allow them significant discretion in electing whether and how to pursue such activities. We cannot control the amount and timing of resources collaborators will devote to these programs or potential products. In addition, collaborative agreements may contain exclusivity provisions that may prevent us from working in a particular field or on a particular disease even when our collaborators elect not to pursue activities under the agreements. Upon resumption of our Phase III clinical trial of DG031, we expect to continue relationships with clinical research organizations and other organizations providing services, but there is no guarantee that the parties will come to an agreement, or that reaching such agreements will not result in additional delays.

Our collaborators may stop supporting our products or providing services to us if they develop or obtain rights to competing products. Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between our collaborators and us could lead to delays in the collaborative research, development or commercialization of products. Such disagreements could also result in litigation or require arbitration to resolve.

Risks Related to Our Industry

Concerns regarding the use of genetic testing results may limit the commercial viability of any products we develop.

Other companies have developed genetic predisposition tests that have raised ethical concerns. It is possible that employers or others could discriminate against people who have a genetic predisposition to certain diseases. Concern regarding possible discrimination may result in governmental authorities enacting restrictions or bans on the use of all, or certain types of, genetic testing. Similarly, such concerns may lead individuals to refuse to use genetic tests even if permissible. These factors may limit the market for, and therefore the commercial viability of, products that our collaborators and/or we may develop.

We may not be able to compete successfully with other companies and government agencies in the development and marketing of products and services.

A number of companies are attempting to rapidly identify and patent genes that cause diseases or an increased susceptibility to diseases. Competition in this field and our other areas of business, including drug discovery and development, is intense and is expected to increase. We have numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, and other government-sponsored entities and companies providing healthcare information products. Our collaborators, including Roche and Merck, may also compete with us. Many of our competitors, either alone or with collaborators, have considerably greater capital resources, research and development staffs and facilities, and technical and other resources than we do, which may allow them to discover important genes or develop drugs based on such discoveries before we do. We believe that a number of our competitors are developing competing products and services that may be commercially successful and that are further advanced in development than our potential products and services. To succeed, we, together with our collaborators, must discover disease-predisposing genes, characterize their functions, develop genetic tests or therapeutic products and related information services based on such discoveries, obtain regulatory and other approvals, and launch such services or products before our competitors. Even if we or our collaborators are successful in developing effective products or services, our products and services may not successfully compete with those of our competitors, including cases where the competing drugs use the same mechanism of action as our products. Our competitors may succeed in developing and marketing products and services that are more effective than ours or that are marketed before ours.

Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to our research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of our research projects and make it more difficult for us to compete. We may also face competition from other entities in gaining access to DNA samples used for research and development purposes. Our competitors may also obtain patent protection or other intellectual property rights that could limit our rights, or our customers' ability, to use our technologies or databases, or commercialize therapeutic or diagnostics products. In addition, we face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology.

We expect competition to intensify as technical advances are made and become more widely known. Our future success will depend in large part on maintaining a competitive position in the genomic field. Rapid technological development may result in products or technologies becoming obsolete before we recover the expenses we incur in developing them.

Our ability to compete successfully will depend, in part, on our ability, and that of our collaborators, to:

- develop proprietary products;
- develop and maintain products that reach the market first, and are technologically superior to, and more cost effective than, other products on the market;
- obtain patent or other proprietary protection for our products and technologies;
- attract and retain scientific and product development personnel;
- obtain required regulatory approvals; and
- manufacture, market and sell products that we develop.

Changes in outsourcing trends and economic conditions in the pharmaceutical and biotechnology industries could adversely affect our growth.

Economic factors and industry trends that affect our primary customers, pharmaceutical and biotechnology companies, also affect our business. For example, the practice of many companies in these industries has been to outsource to organizations like us the conduct of genetic research, clinical research, sales and marketing projects and chemistry and structural biology research and development projects. If these industries reduce their present tendency to outsource those projects, our operations, financial condition and growth rate could be materially and adversely affected. These alliances and arrangements are both time consuming and complex and we face substantial competition in establishing these relationships. In addition, our ability to generate new business could be impaired by general economic downturns in our customers' industries. We have experienced increasing pressure on the part of our customers to reduce expenses, including the use of our services as a result of negative economic trends generally and in the pharmaceutical industry. If pharmaceutical and biotechnology companies discontinue or decrease their usage of our services, for example, as a result of an economic slowdown or increased competition from outsourcing companies in India and China, our revenues and earnings could be lower than we expect, and our revenues may decrease or not grow at historical rates.

If regulatory approvals for products resulting from our gene discovery programs are not obtained, we will not be able to derive revenues from these products.

Government agencies must approve new drugs and diagnostic products in the countries in which they are to be marketed. We cannot be certain that we can obtain regulatory approval for any drugs or diagnostic products resulting from our gene discovery programs. The regulatory process can take many years and require substantial resources. Because some of the products likely to result from our disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, various government regulatory authorities may subject such products to substantial additional review. As a result, these authorities may grant regulatory approvals for these products more slowly than for products using more conventional technologies. Furthermore, regulatory approval may impose limitations on the use of a drug or diagnostic product.

Even if a product is approved for marketing, it and its manufacturer must undergo continuing review. Discovery of previously unknown problems with a product may require the performance of additional clinical trials or the change of the labeling of the product and may have adverse effects on our business, financial condition and results of operations, including withdrawal of the product from the market.

Third party reimbursement and healthcare reform policies may reduce market acceptance of our products.

Our success will depend in part on the price and extent to which we will be paid for our products by government and health administration authorities, private health insurers and other third party payers. Reimbursement for newly approved healthcare products is uncertain. Third party payers, including Medicare in the United States, are increasingly challenging the prices charged for medical products and services. They are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. We cannot be certain that any third party insurance coverage will be available to patients for any products we discover or develop. If third party payers do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be materially reduced.

Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If cost containment efforts limit the profits that can be derived from new drugs, our customers may reduce their research and development spending which could reduce the business they outsource to us.

Our corporate compliance program cannot guarantee that we are in compliance with all applicable federal and state regulations in the United States, Iceland, the European Union and elsewhere.

The development, manufacturing, distribution, pricing, sales, marketing and reimbursement of our products, together with our general operations are subject to extensive federal and state regulations in the United States and national or supra-national laws and regulations in Europe and other parts of the world. While we have developed and instituted a corporate compliance program based on current best practices, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable regulations and/or laws. If we fail to comply with any of these regulations and/or laws, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigations.

Our operations involve a risk of injury or damage from hazardous materials, and if an accident were to occur, we could be subject to costly and damaging liability claims.

In the course of our work, we handle and produce hazardous materials and chemicals as well as compounds which may have known or unknown characteristics such as toxicity and reactivity with other compounds. Although we have systems in place to manage such compounds and their characteristics, the risk of accidental contamination or injury from these materials cannot be completely eliminated. Any such contamination or injury could result in negative effects to our personnel or facilities, which could lead to liabilities as well as impacting our ability to meet customer obligations and conduct our internal programs.

Risks Related to Our Intellectual Property

We may not be able to protect the proprietary rights that are critical to our success.

Our success will depend in part on our ability to protect our products, our genealogy database and genotypic data and any other proprietary databases that we develop and our proprietary software and other proprietary methods and technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.

While we require employees, business partners, academic collaborators and consultants to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques, otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets.

Our commercial success will depend in part on obtaining patent protection. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including deCODE, are generally uncertain and involve complex legal and factual considerations that are constantly evolving. We cannot be sure that:

- any of our pending patent applications will result in issued patents;
- we will develop additional proprietary technologies that are patentable;
- any patents issued to us or our partners will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties; or
- the patents of others will not have an adverse effect on our ability to do business.

If we are unable to obtain patent protection for our technology or discoveries, the value of our proprietary resources may be adversely affected.

In addition, patent law relating to the scope of claims in the area of genetics and gene discovery is still evolving and subject to uncertainty, including in areas important to us such as patenting of discoveries for the development of therapeutic methods, diagnostic methods and products that predict inherited susceptibility to diseases and diagnostic methods and products that predict drug response and disease progression. Accordingly, the degree of future protection for our proprietary rights is uncertain and, we cannot predict the breadth of claims allowed in any patents issued to us or others. We could also incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits to enforce our own patents against potential infringers.

Others may have filed and in the future are likely to file patent applications covering products or technology that are similar or identical to our products and technology. The fact that patent applications of others may not publish until they issue as patents in the United States, or are not published until 18 months after filing in the United States and other jurisdictions may have adverse effect on our own patent filings and business, particularly if they claim subject matter similar to that of our clinical programs. In addition, others may develop competitive products outside the protection that may be afforded by the claims of our patents. We cannot be certain that our patent applications will have priority over any patent applications of others. The mere issuance of a patent does not guarantee that it is valid or enforceable; thus even if we are holding or are granted patents, we cannot be sure that they would be valid and enforceable against third parties. Further, a patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. Any legal action against us or our partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our partners to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that we or our partners would prevail in any action or that any license required under any patent would be made available on commercially acceptable terms, if at all. If licenses are not available, we or our partners may be required to cease marketing our products or practicing our methods.

If expressed sequence tags, SNPs, or other sequence information become publicly available before we apply for patent protection on the uses of a corresponding full-length partial gene or associated genetic markers, our ability to obtain patent protection for uses of those genes or gene sequences could be adversely affected. In addition, other parties are attempting to rapidly identify and characterize genes through the use of SNP genotyping, gene expression analysis and other technologies. If any patents are issued to other parties on these partial or full-length genes or gene products or uses for such genes or gene products, the risk increases that the sale of our or our collaborators' potential products or processes may give rise to claims of patent infringement. The amount of supportive data required for issuance of patents for human therapeutics is highly uncertain. If more data than we have available is required, our ability to obtain patent protection could be delayed or otherwise adversely affected. Even with supportive data, the ability to obtain patents is uncertain in view of evolving examination guidelines, such as the utility and written description guidelines that the USPTO has adopted. Moreover, patenting of genes and their uses faces considerable public opposition as demonstrated by the submission of the recent introduction in the U.S. House of Representatives of a bill entitled "Genomic Research and Accessibility Act", which seeks to ban the practice of patenting genes found in nature. Enactment of this bill into law could adversely affect our abilities to attain patent protection for some of our genetic inventions.

Our patent applications covering DG041 and DG051 have not issued yet as patents.

We have filed composition of matter type patent applications covering DG041 and DG051 in the United States as well as international applications through the Patent Cooperation Treaty. However, these patent applications are in the early stages of patent prosecution before the United States Patent and Trademark Office (USPTO) and we have no certainty or indication from the USPTO that these patent applications will issue as patents. The USPTO is currently facing considerable backlog for examining pending patent applications so considerable time may elapse before we will have more certainty as to the patentability of the compounds. Should the USPTO (or any other national patent offices where we choose to file applications) ultimately reject our patent applications covering these compounds, or should others have filed or obtained issued patent covering the same, the value and potential of these programs for our business would be adversely affected.

Any patent protection we obtain for our products may not prevent marketing of similar competing products.

Patents on our products may not prevent our competitors from designing around and developing similar compounds or compounds with similar modes of action that may compete successfully with our products. Such third party compounds may prove to be superior to our products or gain wider market acceptance and thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Any patents we obtain may be challenged by producers of generic drugs.

Patents covering innovative drugs, which are also commonly referred to as "branded drugs" or "pioneer drugs," face increased scrutiny and challenges in the courts from manufacturers of generic drugs who may receive benefits such as limited marketing co-exclusivity if the challenge is successful. Such patent challenges typically occur when the generic manufacturer files an Abbreviated New Drug Application with the FDA and asserts that the patent or patents covering the branded drug are invalid or unenforceable, forcing the owner or licensee of the branded drug to file suit for patent infringement. If any patents we obtain covering our pharmaceutical products are subject to such successful patent challenges, our marketing exclusivity may be eliminated or reduced in time, which would thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Risks Related to Investing in Our Common Stock

Future sales of common stock may dilute our stockholders.

We may sell common stock in the future in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock in more than one transaction, existing stockholders who previously purchased stock may be materially diluted by subsequent sales of common stock.

The price of our common stock is volatile and the market value of your investment may decrease.

The market prices for common stock of biotechnology and pharmaceutical companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the actual performance of particular companies. In addition to the various risks described elsewhere in this Form 10-K, the following factors could have an adverse effect on the market price of our common stock:

- fluctuations in our operating results;
- announcement of technological innovations or new therapeutic products by us or others;
- clinical trial results;
- developments concerning agreements with collaborators;
- actual or threatened litigation;
- governmental regulation and regulatory actions;
- changes in patent laws;
- developments concerning patent or other proprietary rights;
- public concern as to the safety of drugs developed by us or others;
- future sales of substantial amounts of common stock by existing stockholders; and
- general market conditions and economic and other external factors, including disasters, wars and other crises.

We may issue preferred stock with rights that could affect your rights and prevent a takeover of the business.

Our board of directors has the authority, without further approval of our stockholders, to fix the rights and preferences, and to issue up to 6,716,666 shares of preferred stock. In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, delay or prevent a change in control of deCODE and, accordingly, could adversely affect the price of our common stock.

We currently do not intend to pay dividends on our common stock and consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to pay dividends on shares of our common stock in the near future. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

Our headquarters are in Iceland in an approximately 150,000 square-foot, three-story building, used both for our laboratories and offices. The building is leased under a fifteen year operating lease expiring in 2020. We also lease a total of 31,000 square feet in a building at Krokhals 5, Reykjavik, to house additional laboratory facilities and storage, including Encode's operation. The Krokhals 5 lease is also leased under a fifteen year operating lease expiring in 2020.

Our principal executive offices and discovery laboratories in the United States are located in Woodridge, Illinois, and encompass approximately 103,000 square feet with the capability to expand our offices and laboratories to 200,000 square feet. In February 2007, we entered into an agreement regarding the sale and leaseback of this property (land and facilities). Pursuant to the agreement and subject to satisfaction of contingencies, including, without limitation, negotiations of a satisfactory lease, we will sell the Woodridge property and lease it back under a 17 year lease with 2 five year renewal options. Additionally, we occupy approximately a 19,000 square foot leased office and laboratory facility in Bainbridge Island, Washington.

We lease approximately 5,100 square feet of office space in Brighton, Michigan which houses our product development group.

We also lease approximately 750 square feet of office space in Waltham, Massachusetts, for finance and 1,600 square feet of office space in New York, New York for investor relations and corporate communications.

Item 3. ***Legal Proceedings***

Other than claims and legal proceedings that arise form time to time in the ordinary course of business which are not material, deCODE has no pending legal proceedings except as follows:

On or about April 20, 2002, an amended class action complaint, captioned *In re deCODE genetics, Inc. Initial Public Offering Securities Litigation* (01 Civ. 11219(SAS)), alleging violations of federal securities laws in connection with deCODE's initial public offering was filed in the United States District Court for the Southern District of New York (the "District Court") on behalf of certain purchasers of deCODE common stock. The complaint names deCODE, two individuals who were executive officers of deCODE at the time of its initial public offering (the "Individual Defendants"), and the two lead underwriters (the "Underwriter Defendants") for our initial public offering in July 2000 (the "IPO") as defendants.

deCODE is aware that similar allegations have been made in hundreds of other lawsuits filed (many by some of the same plaintiff law firms) against numerous underwriter defendants and issuer companies (and certain of their current and former officers) in connection with various public offerings conducted in recent years. All of the lawsuits that have been filed in the Southern District of New York have been consolidated for pretrial purposes before United States District Judge Shira Scheindlin. Pursuant to the underwriting agreement executed in connection with our IPO, deCODE has demanded indemnification from the Underwriter Defendants. The Underwriter Defendants have asserted that our request for indemnification is premature.

Pursuant to an agreement the Individual Defendants have been dismissed from the case without prejudice.

On July 31, 2003, our Board of Directors (other than our Chairman and Chief Executive Officer, who recused himself because he was an Individual Defendant) approved a proposed partial settlement with the plaintiffs in this matter, subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of deCODE's insurers to the settlement, and the completion of acceptable final settlement documentation. Any direct financial impact of the proposed settlement is expected to be borne by deCODE's insurers.

In conjunction with the plaintiffs, the settling issuer defendants filed a motion seeking the court's preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the District Court reserved decision. On December 5, 2006, the United States Court of Appeals for the Second Circuit (the "Second Circuit") issued an opinion vacating the District Court's certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter defendants. Because the Second Circuit's opinion was directed to the class certified by the District Court for the Plaintiffs' litigation against the underwriter defendants, the opinion's effect on the class certified by the District Court for the Company's settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit. The proposed settlement is pending final approval by the District Court.

There can be no assurance that this proposed settlement will be approved and implemented in its current form, if at all. If the settlement of the IPO litigation is not consummated, deCODE expects to contest the allegations in the action vigorously. Due to the inherent uncertainties of litigation, and the fact that the settlement of the litigation relating to our IPO remains subject to court approval, the ultimate outcome of this matter cannot be predicted. If deCODE were required to pay significant monetary damages in the event that the IPO settlement is unconsummated or as a result of an adverse determination in the other actions described above (or any other lawsuits alleging similar claims filed against deCODE and deCODE's directors and officers in the future), deCODE's business could be significantly harmed. Even if such litigations conclude in deCODE's favor, deCODE may be required to expend significant funds to defend against the allegations. deCODE is unable to estimate the range of possible loss from the above litigations and no amounts have been provided for such matters in deCODE's financial statements.

On August 4, 2006 deCODE commenced an action in the U.S. District Court for the Eastern District of Pennsylvania against five former employees for misappropriation of deCODE's trade secrets and intellectual property, related breach of non-competition, non-solicitation, and non-disclosure provisions of their employment agreements, and violation of the federal Computer Fraud and Abuse Act. The suit alleges that the defendants, including Hákon Hákonarson, formerly deCODE's Vice President, Business Development, were recruited, and at least four are currently employed, by the Center for Applied Genomics, a business unit of the Children's Hospital of Philadelphia (CHOP). Also, the suit alleges that while still deCODE employees and with the knowledge of senior CHOP staff, these defendants copied or sent directly to CHOP deCODE proprietary methods, tools, business plans and research results. CHOP has intervened as a defendant in the case.

deCODE is seeking preliminary and permanent injunctions restraining, among other things, the individual defendants from working at CHOP in any capacity competitive with deCODE for two years, and the individual defendants and CHOP from soliciting our employees for a period of one year and from using or disclosing our confidential information. In addition, deCODE is seeking unspecified amounts of compensatory, special and punitive damages and attorney's fees.

On August 11, 2006 the court issued a temporary restraining order prohibiting the individual defendants from using, altering, destroying or transferring possession of any information taken from deCODE, and from destroying, using, altering, copying or transferring possession of one or more

250 gigabyte hard drives or any other removable storage devices that contained any deCODE information. On August 22, 2006, the court entered an order extending the temporary restraining order until the court rules on deCODE's motion for a preliminary injunction. The hearing on plaintiffs' motion for a preliminary injunction concluded on November 22, 2006. Post-hearing briefs have been submitted. The court has stated that it will schedule a date for argument on the motion, but no date has been scheduled yet for the argument. Accordingly, the temporary restraining order remains in place.

On September 5, 2006 deCODE filed a motion for an order to show cause why defendant Robert Skraban should not be held in contempt for violating the temporary restraining order. On December 1, 2006 deCODE filed a similar contempt motion as to defendant Hákon Hákonarson. The court has not yet ruled on these motions.

On December 13, 2006 CHOP filed counterclaims against deCODE asserting claims for defamation, trade libel, abuse of process, breach of contract, promissory estoppel, intentional interference with prospective contractual relations, and fraud. CHOP's counterclaims for defamation, trade libel, intentional interference with prospective contractual relations, and fraud are asserted against Dr. Kári Stefánsson as well as deCODE. CHOP's counterclaims seek unspecified amounts of compensatory, special and punitive damages, and attorney's fees.

On December 22, 2006 four individual defendants (Hákon Hákonarson, Struan Grant, Robert Skraban and Jonathan Bradfield) filed counterclaims against deCODE asserting claims for defamation, trade libel, abuse of process, breach of contract, promissory estoppel, fraud, breach of implied contract, breach of covenant of good faith and fair dealing, and false light. The individual defendants' counterclaims for defamation, trade libel, abuse of process, fraud, breach of implied contract, and false light are asserted against Dr. Kári Stefánsson as well as deCODE. The individual defendants' counterclaims seek unspecified amounts of compensatory, special and punitive damages, and attorney's fees.

deCODE and Dr. Stefánsson have filed motions to dismiss the counterclaims of CHOP and the individual defendants. The court has not yet ruled upon the motions to dismiss.

If deCODE is required to defend the counterclaims filed by CHOP and the individual defendants, deCODE believes that it has valid defenses to such counterclaims. If the counterclaims of CHOP or the individual defendants are resolved against deCODE, it is possible that monetary damages could be awarded against deCODE that would materially affect the business of deCODE.

The fifth individual defendant, Jesus Sainz, was served with deCODE's complaint but has not filed any response. The court entered Sainz's default on September 21, 2006.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for the Company's Common Equity and Related Stockholder Matters*

Our common stock is traded on the Nasdaq Global Market under the symbol "DCGN". The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the common stock on the Nasqaq Global Market or its predecessor the Nasdaq National Market:

	High	Low
2005		
First Quarter	$ 8.04	$5.57
Second Quarter	$ 9.97	$5.09
Third Quarter	$10.67	$7.83
Fourth Quarter	$ 9.94	$7.14
2006		
First Quarter	$10.77	$7.66
Second Quarter	$ 8.85	$5.50
Third Quarter	$ 6.37	$4.70
Fourth Quarter	$ 5.99	$4.08

We have neither declared nor paid dividends on our common stock since our inception and do not plan to pay dividends in the foreseeable future. Any earnings that we may realize will be retained to finance our growth.

As of February 28, 2007, there were 4,233 holders of record of the Common Stock.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The following data with regard to the consolidated balance sheets at December 31, 2006, 2005 and 2004 and the related statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 have been derived from consolidated financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm. The following data with regard to the consolidated balance sheets at December 31, 2003 and 2002 and the related statements of operations and cash flows for the two years ended December 31, 2003 have been derived from consolidated financial statements audited by another independent registered public accounting firm. Consolidated balance sheets at December 31, 2006 and 2005 and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2006 and the notes thereto appear elsewhere in this annual report.

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Tabular amounts in thousands, except share and per share amounts)				
Revenue	$ 40,510	$ 43,955	$ 42,127	$ 46,811	$ 41,065
Operating expenses					
Research and development, including cost of revenue	99,768	81,011	68,349	63,466	89,612
Selling, general and administrative	25,206	20,118	20,187	17,178	18,685
Impairment, employee termination and other charges	—	—	—	951	64,790
Total operating expenses	124,974	101,129	88,536	81,595	173,087
Operating loss	(84,464)	(57,174)	(46,409)	(34,784)	(132,022)
Interest income	6,685	6,397	2,903	1,151	2,954
Interest expense	(7,808)	(7,484)	(8,983)	(3,478)	(3,079)
Other non-operating income and (expense), net	114	(4,489)	(4,766)	1,988	(72)
Loss before cumulative effect of change in accounting principle	(85,473)	(62,750)	(57,255)	(35,123)	(132,219)
Cumulative effect of change in milestone revenue recognition method	—	—	—	—	333
Net loss	$ (85,473)	$ (62,750)	$(57,255)	$(35,123)	$(131,886)
Basic and diluted net loss per share:					
Loss before cumulative effect of change in accounting principle	$ (1.49)	$ (1.17)	$ (1.07)	$ (0.68)	$ (2.69)
Cumulative effect of change in milestone revenue recognition method	—	—	—	—	0.01
Net loss	$ (1.49)	$ (1.17)	$ (1.07)	$ (0.68)	$ (2.68)
Shares used in computing basic and diluted net loss per share	57,465	53,824	53,423	51,508	49,098

	As of December 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Cash and cash equivalents	$ 21,882	$ 65,943	$ 70,238	$ 68,669	$ 87,244
Investments	130,134	89,611	122,082	—	—
Total assets(1) (2)	215,609	206,758	288,252	183,475	213,417
Total long-term liabilities	247,490	190,572	197,950	49,874	56,533
Total stockholders' (deficit) equity (1) (2)	(55,379)	(9,337)	52,396	93,407	125,246

(1) In March 2002, deCODE completed the acquisition of MediChem Life Sciences, Inc. (MediChem) in a stock-for-stock exchange accounted for as a purchase transaction. Total consideration for the acquisition was $85,845,000. deCODE's Statements of Operations include the results of MediChem from March 18, 2002, the date of acquisition.

(2) In January 2006, deCODE completed the acquisition of Urdur Verandi Skuld ehf. (UVS) in stock-for stock exchange accounted for as a purchase transaction. Total consideration for the acquisition was $6,137,000. deCODE's Statements of Operations include the results of UVS from January 17, 2006, the date of acquisition.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2006 and for each of the three years in the period then ended should be read in conjunction with the audited consolidated financial statements and notes thereto set forth elsewhere in this report.

This Annual Report on Form 10-K contains forward-looking statements, including our expectations of future industry conditions, strategic plans and forecasts of operational results. Various risks may cause our actual results to differ materially. A list and description of some of the risks and uncertainties is contained below and in the summary of risk factors included in Item 1A.

Overview

Headquartered in Reykjavik, Iceland, deCODE is a biopharmaceutical company applying its discoveries in human genetics to develop drugs and diagnostics for common diseases. Our population approach and resources enable us to isolate genes and drug targets directly involved in the development of many of the diseases which pose the biggest challenges to public health. We are turning these discoveries into a growing pipeline of therapeutics and diagnostic tests taking aim at the causes of disease, not just the signs and symptoms. As these diseases are common and current therapies are of limited effectiveness, we believe that our strategy represents a significant opportunity to create better medicine with major potential in the global marketplace.

We believe that deCODE's advantage derives from our population approach to human genetics and the ability to apply this approach directly to drug and diagnostic development. In Iceland, we have comprehensive population resources that enable our scientists to isolate key genes and gene variants contributing to common diseases. The proteins encoded by these genes, and other proteins with which they interact in the disease pathway, offer drug targets that we believe are directly involved in the onset and progression of disease. Our work indicates that these genes confer risk by increasing or decreasing the activity of common biological pathways, placing individuals on a spectrum of risk that encompasses the population as a whole. Small-molecule drugs that can modulate the activity of the pathway in question may therefore have broad potential utility, not only to those at highest risk but perhaps also to those at average risk, which in the common diseases may be unacceptably high. Moreover, these pathways often provide biomarkers that can be used to assess the efficacy of a compound from preclinical to mid-stage clinical testing.

We are also applying our findings to create DNA-based diagnostics. Because such tests analyze the same links between genetic variation and disease that we have used to identify drug targets, they can be employed as an aid in developing more effective disease prevention strategies by helping individuals to better understand their inherited risk of a given condition, as well as to identify patients likely to respond well to a given drug. We expect to begin offering DNA-based diagnostic testing early in the second quarter of 2007.

Through our chemistry and structural biology units, based in the United States, we are able to discover novel small-molecule therapeutic compounds, take candidate compounds through pre-clinical testing, and manufacture sufficient quantities for early-stage clinical trials. Our product development group, which has expertise in drug and disease modeling, designs and implements our clinical trials. We also actively explore in-licensing and co-development opportunities, and in certain programs have brought directly into clinical trials compounds that address targets we have identified through our genetics research, but were originally developed by other companies for other indications.

deCODE has demonstrated its ability to discover novel therapeutic targets and compounds in major indications. The company has also shown that it can efficiently advance these compounds into and through mid-stage clinical trials providing a clear and detailed association to the biology of disease.

At the beginning of 2007, we have completed and are analyzing the results of a Phase IIa clinical trial for DG041, our developmental anti-platelet compound for arterial thrombosis. Phase I studies showed DG041 to be well-tolerated and to effectively reduce platelet aggregation without increasing bleeding time. The Phase II study is examining safety, tolerability, dosing, and the effect of various dose levels on biomarkers of platelet activation in patients with peripheral artery disease, and we expect to initiate a second Phase II study in patients with other vascular disease by year end.

In deCODE's program targeting the leukotriene pathway for the prevention of heart attack, we recently completed a Phase I single dose ranging study for one of its developmental compounds, DG051, showing it to be safe and well-tolerated in the doses tested; to have a pharmacokinetic profile that supports its suitability for once-a-day dosing; and to lower, in a dose-dependent manner, levels of leukotriene B4, the pro-inflammatory biomarker that deCODE believes confers the increased risk of heart attack through this pathway. deCODE began a multiple-dose Phase I trial for DG051 early this year and expects to begin Phase II testing by year end. We are currently reformulating the tablets for DG031, our Phase III compound for the prevention of heart attack, and expect to be in a position to restart our Phase III testing by year end or the first quarter of 2008. deCODE is conducting preclinical drug discovery work on its targets in stroke and vascular disease, which are the most advanced of its preclinical programs.

deCODE has a partnership with Roche focused on the discovery and development of PDE4 inhibitors for vascular disease, and a partnership with Merck in obesity. deCODE and Illumina, Inc. are working together to develop DNA-based diagnostic kits utilizing deCODE's gene discoveries in heart attack, type 2 diabetes and breast cancer and Illumina's platform for SNP genotyping. The company is also actively exploring drug development partnerships in its most advanced therapeutic programs, in order to spread risk and cost, and to focus resources on the advancement of its drug discovery work and preclinical candidates.

deCODE also leverages its capabilities to provide services to fee-paying customers. Our services and products include medicinal chemistry, process chemistry, structural biology, clinical trials, genotyping, and instruments and software. Revenue from these activities helps to support our drug discovery and development infrastructure, and conserve our cash resources for use in our proprietary therapeutics programs

The goal of our business strategy is to maximize the creation of value from our human genetics, drug discovery and diagnostics work and to capture that value for us and our stockholders. Our product development pipeline now includes drug development programs in heart attack, and arterial thrombosis, and are advancing our diagnostics programs in type 2 diabetes, arterial fibrillation, heart attack and prostate and breast cancer. Executing on our strategy—advancing these programs swiftly while continuing our discovery work in a broad range of common diseases—requires us to spread risk and manage cost. We are constantly evaluating the optimal balance between proprietary and partnered product development, the level of our investment in research and development, the deployment of cash resources for product development, and the financing environment. As we invest in proprietary programs, we leverage our capabilities to form corporate alliances and to provide services to fee-paying customers. We also receive contract and grant funding from various governmental agencies. We have formed drug and other product development alliances with Roche, Merck, and Illumina, among others. Our chemistry subsidiary provides drug discovery and contract manufacturing services to fee-for-service customers, and our other service offerings include protein crystallography products and instruments as well as protein structure analysis contract services through our structural biology subsidiary; clinical trials services through our Encode CRO; and DNA analysis services through our genotyping laboratory in Reykjavik.

We derive revenues primarily from research funding and other fees from our service customers and collaborative partners, as well as from research grants. Milestone payments and upfront, exclusivity, technology-access and technology-development fees under our collaboration agreements constitute another source of our revenues. Our expenses consist primarily of research and development expenses such as, salaries and related employee costs, materials and supplies, and contractor services.

We believe that our ongoing work in genetics, the advancement of our drug and diagnostic programs, and in particular the conduct of clinical trials, will require significant ongoing expenditures. In 2006, we completed our Phase I dose-ranging, pharmacokinetic and safety clinical program for DG041, our developmental anti-platelet compound for arterial thrombosis and concluded a Phase IIa trial; filed an IND and conducted a single-dose ranging Phase I study for DG051 for the prevention of heart attack; concluded our Phase II trial of Cephalon's developmental compound CEP-1347 in asthma; and designed and initiated a Phase III trial for DG031 for the prevention of heart attack, a trial that we voluntarily suspended in October in order to address a formulation problem with the tablets. We are also developing reference-laboratory diagnostic testing services. We anticipate incurring additional net losses at least through the next several years, due to, in addition to the above-mentioned factors, depreciation and amortization, as well as stock-based compensation and other non-cash charges. We expect that our revenues and losses will fluctuate from quarter to quarter and that such fluctuations may be substantial, especially because progress in our scientific work and milestone payments that are related to progress can fluctuate between quarters. We do not believe that comparisons of our quarter-to-quarter performance are a good indication of future performance.

At December 31, 2006, we had $152.0 million in cash, cash equivalents and investments and as we advance and broaden our drug development pipeline we will require significant additional capital for product development and so we will continue to investigate additional avenues of financing. Our ability to obtain capital in the future will be affected by conditions in the global financial markets and in the pharmaceutical industry. We expect that more favorable conditions in those markets will present opportunities for us, while downturns in the market valuations of biotechnology companies and of the equity markets more generally will restrict our ability to raise additional capital on attractive terms.

The difficulties facing the pharmaceutical industry present for us both near-term challenges and significant longer-term opportunities. One of the main issues confronting big pharmaceutical companies is their lack of promising new drugs to treat major indications. As many leading brand-name drugs come off patent and face generic competition, developing successful new medicines will become critical for filling the gap. We believe that companies such as ours may be well positioned to play an important role in filling the gap in the pipeline of new drugs, either alone or as partners of pharmaceutical companies. Recent announcements demonstrate that the industry is already investing in the development of new therapeutics based on our approach.

Drug Development Programs

The following is a summary of the development of our drug candidates in late pre-clinical or clinical development. Because of uncertainties involved in the drug development process, the actual timing for the events described below may differ materially from that provided in this summary.

- We have two compounds in development for the prevention of heart attack. These programs come out of our discovery of major risk variants in two genes encoding proteins in the leukotriene pathway. These variants—in the genes that code for 5-lipoxygenase activating protein (FLAP) and leukotriene A4 Hydrolase (LTA4H)—appear to confer risk in the same way: by causing an upregulation in the production of leukotriene B4, a potent pro-inflammatory molecule that is the end product of one branch of the pathway. The therapeutic goal of both compounds is to inhibit the activity of the pathway, lowering the production of LTB4 and thereby decreasing the inflammatory activity in atherosclerotic plaques and reducing the risk of heart attack. DG051, discovered by deCODE's chemistry unit, is a small-molecule inhibitor of LTA4H, which is directly involved in the synthesis of LTB4. The results of our development work to date on DG051 indicates that it is well tolerated, provides potent inhibition of LTB4 production, is orally bioavailable, has potential for once-daily dosing, and appears to have minimal potential for drug-interaction. We completed a single-dose ranging Phase I study for DG051 in December and have initiated a multiple dose ranging Phase I study. The results from this study demonstrated well-characterized pharmacokinetic parameters and a reduction of LTB4 in a dose-dependent manner.

  In May 2006 we began a Phase III clinical trial for DG031, an inhibitor of FLAP which we licensed from Bayer AG, but temporarily suspended this trial in October 2006 due to an unexpected formulation problem with the tablets. In routine testing of clinical supplies we discovered that, over time, the drug tablets appeared to dissolve more slowly, potentially providing lessening amounts of active drug the longer they were stored. This raised the possibility that as the trial progressed patients would be receiving too little drug, undermining the trial's chances of success. We are currently reformulating the compound to resolve this issue and expect to be able to resume Phase III testing by year end or the first quarter of 2008.

- DG041 is being developed as a lesion-specific anti-platelet compound for the prevention of arterial thrombosis. DG041 is a first-in-class small molecule inhibitor of the EP3 receptor for prostaglandin E2, a G-protein coupled receptor (GPCR) encoded by a gene we have shown to be associated with increased risk of arterial disease. We believe that PGE2 may have additive stimulatory effects on platelet aggregation beyond those of other potent agonists such as ADP or thromboxane A2, targeted by clopidogrel and aspirin, respectively. In early 2006, we concluded the Phase I clinical program for DG041. Nearly 200 healthy subjects were exposed to DG041 in these studies. The results of the Phase I program showed DG041 to be well-tolerated across the entire dose range studied, and that DG041 can effectively inhibit platelet aggregation in a dose-dependent manner without increasing bleeding time. In the second quarter of 2006, we began a Phase IIa clinical trial that examined the effect of DG041 on certain plasma biomarkers. We concluded this trial at the end of 2006 and expect to present the data during the second quarter of 2007. Based on the results of our clinical trials thus far, we believe that DG041 may offer a focused means of preventing the formation of thrombi, with anti-platelet activity specifically at the site of atherosclerotic lesions.

- In asthma, we completed a Phase IIa trial of Cephalon's compound CEP-1347, originally developed for treatment of Parkinson's disease. This compound inhibits MAP3K9, a kinase encoded by a gene we have linked to risk of asthma. In the Phase IIa trial we found that the compound had a dose-related effect on both lung function and biomarkers associated with lung inflammation and severity of disease in patients with asthma who were already being treated with inhaled corticosteroids and long-acting beta agonist (LABA). Cephalon is currently reviewing clinical development plans for this compound.

- Among our most advanced preclinical programs, we are pursuing a PDE4 inhibitor program for vascular disease/stroke pursuant to our 2004 agreement with Roche and are working on identifying and advancing a lead pre-clinical compound.

We use many of our employee and infrastructure resources across several programs, and many of our research and development costs are indirectly attributable to an individually named program or are directed broadly to applicable research programs. However, taking into account costs that are specifically attributable to individual programs and allocations of our research and development program costs based upon those direct costs, we have cumulatively invested $33.5 million, $16.0 million, $7.8 million and $8.8 million in our heart attack (Myocardial Infarction, or MI), PAD, stroke and asthma programs, respectively, from the beginning of 2003 to date. Inception to-date costs are not available as these costs were not historically tracked by program.

We have not applied for or received marketing approval from the applicable regulatory authorities in any country for any of our drug candidates. In order for us to achieve marketing approval in the United States, the FDA must conclude that our clinical data establish the safety and efficacy of our drug candidate. Other countries have similar requirements. Historically, the results from pre-clinical testing and early clinical trials (through Phase II) have often not been predictive of success in later clinical trials. Many new compounds have shown promising results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary marketing approvals. Additional risks and uncertainties involved in the development and commercialization of any products are described above under the caption "Risk Factors". We expect that it will be several years, if ever, before we receive revenues from the commercial sale of our therapeutic products.

Furthermore, our strategy includes the option of entering into collaborative arrangements with third parties to participate in the development and commercialization of our products. Entering into a collaboration with a partner at any point in the development or commercialization of a product is a business decision. When making this decision we do and will consider, among other matters, the complexity of the indication, the size, complexity and expense of necessary development and/or commercialization efforts, competition in the market and size of the applicable market, an assessment of our own resources—financial and operational, and an assessment of the resources of a potential partner. In the event that we do collaborate on any of the above programs in the future, a partner will have a level of control, which may be significant, over the pre-clinical development or clinical trial process for a product. As a result the completion date of such a partnered program could largely be under control of that third party rather than under our control. We cannot forecast with any degree of certainty which proprietary drug candidate will be subject to future collaborative arrangements or how such arrangements would affect our development plan or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will receive cash inflows from the commercialization and sale of a product.

Acquisitions, Joint Development Programs and In-licensing

As part of our business strategy, we continue to consider joint development programs and merger and acquisition opportunities that may provide us with products in late-stage development, intellectual property or financial resources or with capabilities that will help accelerate our downstream drug discovery efforts.

UVS. In January 2006, we acquired all of the outstanding shares of Urdur Verdandi Skuld ehf. ("UVS"), a privately-held cancer research firm, from Iceland Genomics Corporation, Inc. ("IGC"), both companies having their principal offices in Reykjavik, Iceland. As consideration for the purchase, we issued 635,006 shares of deCODE common stock valued at $6,082,000 to IGC. This acquisition has enabled us to broaden our cancer program by applying our gene discovery and drug development efforts to a larger set of population resources.

Illumina. In May 2006, we entered into a strategic alliance with Illumina, Inc. ("Illumina") to develop and commercialize molecular diagnostic products. Under the terms of the agreement, deCODE and Illumina will share development costs equally and split operating profits from the sales of diagnostic tests. Our initial focus will be developing diagnostics for heart attack, breast cancer and type 2 diabetes. Also as part of the agreement, we have installed Illumina's SNP genotyping platform to carry-out high-density, whole-genome studies utilizing our comprehensive population genetics resources in Iceland, thereby, enabling us to expand our contract genotyping business to offer Illumina's platform and assay technologies together with our proprietary analytical services for customers.

In certain programs we have taken advantage of the fact that drug targets we have identified through our genetics research have already been employed by other companies to make developmental compounds for other indications. By licensing these compounds or entering into co-development arrangements we have been able to leapfrog over several steps of drug discovery, entering directly into Phase II clinical trials. DG031, our most advanced compound for the prevention of heart attack, was licensed from Bayer HealthCare AG, which was initially developing it for asthma. We also recently concluded a Phase II trial in asthma, working with Cephalon on their compound CEP-1347, originally developed for Parkinson's disease. We continue to investigate additional such possibilities for co-development of promising existing compounds that may effectively act against targets we have identified through our gene discovery work.

Results of Operations from the Years Ended December 31, 2006, 2005 and 2004

Our results of operations have fluctuated from period to period and may continue to fluctuate in the future based upon, among other things, the pace and progress of our proprietary research and clinical development efforts, the timing and composition of funding under our various collaborative agreements, and the progress of our own research and development efforts. Results of operations for any period may be unrelated to results of operations for any other period. In addition, historical results should not be viewed as indicative of future operating results. We are subject to risks common to companies in our industry and at our stage of development, including risks inherent in our research and development efforts, reliance upon collaborative partners, development by us or our competitors of new technological innovations, ability to market products or services, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, ability to obtain additional financing, ability to negotiate collaborative arrangements, and compliance with governmental and other regulations. In order for a product to be commercialized based on our research, we and our collaborators must conduct pre-clinical tests and clinical trials, demonstrate the efficacy and safety of our product candidates, obtain regulatory approvals or clearances and enter into manufacturing, distribution and marketing arrangements, as well as obtain market acceptance. We do not expect to receive revenues or royalties based on therapeutic or diagnostic products for a period of years, if at all.

Financial highlights as of and for the year ended December 31, 2006 include:

- At December 31, 2006, we had $152.0 million in cash, cash equivalents and investments compared to $155.6 million at December 31, 2005. The net utilization of our cash and investments in 2006 reflects principally the costs associated with the advancement of our drug development programs as reflected in the $85.2 million of cash we used in operating activities together with two financing campaigns raising a combined net total of approximately $80.7 million.

- Research and development expense was $57.1 million in 2006 as compared to $43.7 million in 2005 and $24.9 million in 2004. These increases are principally the result of costs associated with the advancement of our product development programs. In May 2006, we began a Phase III clinical trial for DG031 our lead developmental compound for the prevention of heart attack, and then in October 2006 we voluntarily suspended the trial in order to address an unexpected formulation problem with the tablets. In August 2006 we began enrolling patients in a Phase I clinical trial for DG051, our follow-on development compound for the prevention of heart-attack. Earlier in 2006, we initiated a Phase IIa trial for DG041, our developmental compound in Peripheral Artery Disease. Additionally, we have progressed proprietary pre-clinical programs in stroke, obesity, and pain, among other indications. In August 2006 we installed the Illumina SNP genotyping platform and have begun our high-density, whole-genome studies utilizing the platform together with our comprehensive population genetics resources in Iceland.
- Our revenue was $40.5 million in 2006 as compared to $44.0 million in 2005 and $42.1 million in 2004. The decline of our revenue is due principally to lower alliance revenues in 2006, chiefly on account of the completion of the Merck obesity research program in September 2005 and the more recent completion of research funding under the 2002 agreement with Roche (June 2006).
- In July we completed the sale of 6,000,000 shares of common stock at a purchase price of $5.00 per share for aggregate net proceeds, after costs of the transaction, of $27.8 million.
- In November 2006 we completed the sale of $80,000,000 principal amount of 3.5% Senior Convertible Notes due 2011 at a price of 70% of par pursuant to Rule 144A under the Securities Act of 1933. After the discount on the notes and the offering costs we received $52.9 million in cash. The 2006 Notes are convertible into deCODE common stock at an initial conversion rate of 71.4286 shares per $1,000 principal amount of notes, equivalent to an initial conversion price of $14 per share. deCODE may redeem the notes beginning April 20, 2009. The Notes have the same interest rate and initial conversion price as the existing 3.5% Senior Convertible Notes due 2011 issued in April 2004 and otherwise have substantially similar terms.

Revenue

Revenue for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006 as Compared to 2005 $ Change	2006 as Compared to 2005 % Change	2005 as Compared to 2004 $ Change	2005 as Compared to 2004 % Change
				(In thousands, except %)			
Revenue	$40,510	$43,955	$42,127	$(3,445)	(8)%	$1,828	4%

Our business strategy is focused on turning our discoveries into new drugs and diagnostics for the treatment of common diseases. At the same time, we leverage our capabilities to generate revenue through corporate alliances, through service contracts and increasingly through research grants. In the majority of our programs we are pursuing drug development on our own. In certain others, we have formed alliances with pharmaceutical and biotechnology firms through which we can cover some of the cost of conducting basic research and spread the risk and investment involved in product development. Increasingly, we have also sought and received research grant funding. We have entered into research, development, commercialization, and fee for service alliances and contracts across our business. Depending on the nature of each prospective business opportunity, the key components of the commercial terms of such arrangements typically include one or more of the following: research funding; up-front, exclusivity, technology access, and technology development fees; fees for particular services; milestone payments; license or commercialization fees; and royalties or profit sharing from the commercialization of products.

Collaborations with our most significant partners include:

F. Hoffmann-La Roche (Roche)

Therapeutics. In 2002, we entered into an agreement with Roche to collaborate on four diseases that had been the subject of an earlier collaboration with Roche. During 2004 and through January 2005, we collaborated with Roche on two of those diseases. Under this agreement we discovered genes linked to diabetes and Roche continues drug discovery based on one of these discoveries. Under the 2002 agreement, which expired on February 1, 2005, we received $20.0 million in research funding and we are entitled to receive royalties on the sales of any drugs that are developed coming out of work conducted under this agreement.

In November 2004, we signed a new three-year agreement with Roche to co-develop inhibitors of PDE4 for the prevention and treatment of vascular disease, including stroke. This agreement continues work advanced under the 2002 agreement, and we will focus on optimizing lead compounds identified under the previous agreement and beginning clinical development. Under this agreement, as of the end of 2006, we received $4.0 million of research funding. We will share drug discovery and clinical trials costs under this new agreement, and we may receive an additional $2.0 million of research funding over the remaining term of the agreement as well as milestone payments and royalties based on drug sales.

Diagnostics. In June 2001, we signed a five-year alliance with Roche's diagnostics division and through June 2006 we collaborated to develop and market DNA-based diagnostics for major diseases. During the term of the alliance, which has now expired, we received $44.3 million in research funding, up-front fees and milestone payments under the agreement and we may receive additional milestone payments upon the achievement of research and development milestones by Roche and royalties on the sales of diagnostic products developed by Roche.

Revenues from these alliances with Roche amounted to $6.7 million, $10.0 million and $12.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Costs incurred with these collaborative programs with Roche amounted to $6.4 million, $8.3 million and $19.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Merck & Co, Inc. (Merck)

Obesity. In September 2002, we entered into a three year alliance with Merck aimed at developing new treatments for obesity. Under the alliance, we combined research efforts with Merck in the genetics of obesity to identify, validate and prioritize a series of drug targets to take into development. During the three-year research program, which has now expired, we have received research funding, technology access fees and milestone payments in the aggregate amount of $26.3 million. In addition, we may receive further technology access fees in the total aggregate amount of $1.0 million. Subject to Merck's developing products based on collaboration discoveries, we may also receive development milestones and royalties. We have discovered three genes linked to obesity under this alliance, and Merck has generated a lead series of compounds against one of the targets we validated through our genetics research.

Revenues from this alliance with Merck amounted $1.0 million, $6.3 million and $7.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Costs incurred in connection with this alliance with Merck amounted to $0, $2.9 million and $4.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Information-Rich Clinical Trials. In February 2004, we entered into an agreement with Merck which provides that deCODE will conduct information-rich clinical trials on a range of Merck's developmental compounds that Merck selects for inclusion in the program. The term of the alliance is seven years, subject to termination by Merck after five years. The collaboration involved three agreements: (a) a License and

Research Collaboration Agreement; (b) a Stock and Warrant Purchase Agreement; and (c) a Warrant Agreement. Under the terms of the License and Research Collaboration Agreement, we will receive royalties on sales of drugs and diagnostics developed as part of the alliance, will receive milestone payments as compounds or pharmacogenomic tests reach the market, will receive research funding for the clinical development of compounds and pharmacogenomic analysis, and received a one-time technology access fee of $10.0 million. A contingency clause on the technology access fee provides that if deCODE rejects the first two non-exclusive development compounds that Merck presents to the collaboration, then Merck has the right to request a refund of $2,500,000 of the technology access fee. The remaining amount of the technology access fee is non-refundable. To date, Merck has not selected any compounds for development under the agreement.

Revenues from this alliance with Merck amounted to $0, $0.2 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Costs incurred in connection with this alliance with Merck amounted to $0, $0.1 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Government Research Contracts and Grant Funding

We have received various research grants from divisions of the United States National Institutes of Health (NIH), the Commission of the European Communities (EC) and other government agencies and private foundations. Research grants for multiple years are based on approved budgets with budgeted amounts subject to approval on an annual basis. NIH grants generally provide for 100% reimbursement of allowable expenditures while grants under the EC generally provides for fifty percent reimbursement of allowable research and development related expenditures. Our significant research contracts include:

National Institutes of Allergy and Infectious Diseases (NIAID). In September 2004, deCODE was awarded a five-year $23,900,000 contract by the NIAID, a division of NIH. Under the contract, deCODE will apply its population approach and resources to discover genetic factors associated with susceptibility to certain infectious diseases and with responsiveness to vaccines targeting such diseases. deCODE may receive $13.6 million in additional research funding over the remaining term of the agreement.

For the years ended December 31, 2006, 2005 and 2004, we recognized revenue of $16.7 million, $7.3 million and $2.0 million from research grants. Costs incurred with research grants amounted to $19.1 million, $7.7 million and $2.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Significant elements of our revenue are summarized as follows:

	For the Year Ended December 31,		
	2006	2005	2004
	(In thousands)		
Research funding and service fees	$18,907	$29,111	$31,723
Milestone payments	702	1,216	1,835
Up-front, exclusivity, technology access, and technology development fees	2,000	4,538	4,116
Government research contracts and grant funding	16,734	7,287	2,032
Other	2,167	1,803	2,421
	$40,510	$43,955	$42,127

Our revenue for the periods presented generally reflects our strategic focus on proprietary drug discovery and development, including that performed under contracts and grants with the NIH and EC, and also a shift away from corporate funded research broadly. The decline in revenue in 2006 is due principally to lower alliance revenues, principally on account of the completion of the Merck obesity research program in 2005 and the more recent completion of research funding under the 2002 agreement with Roche (June 2006).

At December 31, 2006 we had $9.8 million in deferred revenue, compared to $12.3 million at the close of the 2005. Of this deferred revenue, $6.2 million relates to our agreement with Merck to conduct information-rich clinical trials in Iceland and, to date, Merck has not selected any compounds for development under the agreement. We expect that our revenues will fluctuate from period to period and that such fluctuations may be substantial especially because progress in our scientific work, including milestone payments that are related to progress, can fluctuate between periods.

Cost of Revenue

Cost of revenue for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006 as Compared to 2005 $ Change	2006 as Compared to 2005 % Change	2005 as Compared to 2004 $ Change	2005 as Compared to 2004 % Change
	(In thousands, except %)						
Cost of Revenue	$42,660	$37,263	$43,407	$5,397	14%	$(6,144)	(14)%

Our cost of revenue consists of the costs of services provided to customers and collaborators and the costs of programs under research contracts and grants, including: (i) the entirety of the costs incurred in connection with programs that have been partnered and on which we receive research funding; (ii) costs associated with other service fee revenues; and (iii) the total amount of those costs incurred in connection with discovery and development work performed under research contracts and grants.

At times, we invested in addition to costs covered by research funding received in such collaborative programs and in addition to monies received under research contracts and grants.

Increases in our cost of revenue for 2006 as compared to 2005 are largely on account of (i) the shift away from corporate funded research broadly, but specifically the completion of the Merck obesity research program and more recently the completion of research funding under the 2002 agreement with Roche, and also (ii) the growing amount of discovery and development work performed under ongoing contracts and grants with the NIH and EC, including those obtained in connection with the acquisition of UVS in January 2006. Of late, some of the growth in the cost of discovery and development work performed under contracts and grants with the NIH and EC is due to the beginnings of our high-density, whole-genome studies utilizing the Illumina SNP genotyping platform and our comprehensive population genetics resources in Iceland. Further, in 2006 we conducted a Phase II trial in asthma for a compound developed by Cephalon and we have stepped-up our continuing efforts in the PDE4 inhibitor program for vascular disease/stroke pursuant to our 2004 agreement with Roche.

Our cost of revenue for 2006 as compared to 2005 has increased principally due to the greater usage of chemicals and consumables ($5.6 million) primarily related to beginning our high-density, whole-genome studies, offset somewhat by a decrease in contractor services ($0.8 million) and depreciation and amortization ($0.6 million). Also, our cost of revenue for 2006 now includes stock-based compensation expense under SFAS 123R ($0.6 million).

Our cost of revenue, including costs incurred in connection with collaborative programs in 2005 as compared to 2004 included (i) an overall decrease in direct salary and employee related expenses ($0.9 million), (ii) less in chemicals and consumables ($1.3 million), which drove (iii) lower allocation of overheads ($0.4 million) and depreciation and amortization ($4.4 million) and also an increase in contractor services ($0.9 million). The lower depreciation and amortization was also due to the sale-leaseback of our facilities in Iceland during 2005 which reduced our depreciation expense.

Research and Development

Research and development for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006 as Compared to 2005		2005 as Compared to 2004	
				$ Change	% Change	$ Change	% Change
	(In thousands, except %)						
Research and Development	$57,108	$43,748	$24,942	$13,360	31%	$18,806	75%

The increase in our research and development expenses results from our emphasis on and increasing expenditures in product development, including pre-clinical and clinical work on our lead drug discovery and development programs and DNA diagnostics. In May 2006, we began a Phase III clinical trial for DG031, our lead developmental compound for the prevention of heart attack, and then in October 2006 voluntarily suspended the trial in order to address an unexpected formulation problem with the tablets. In August 2006 we began enrolling patients in a Phase I clinical trial for DG051, our follow-on development compound for the prevention of heart-attack. Earlier in 2006, we initiated, and have substantially concluded, a Phase IIa clinical trial for DG041, our lead anti-platelet compound for the prevention of arterial thrombosis. Additionally, we have progressed proprietary pre-clinical programs in stroke, inflammation, obesity and pain, among other indications. More recently, we have installed the Illumina SNP genotyping platform and have begun our high-density, whole-genome studies utilizing the platform, together with our comprehensive population genetics resources in Iceland. Based upon the range of our current research and development activities but excluding any significant new collaborations, we believe that our overall investment in research and development for the fiscal year 2007 may be in the range of $55 to $60 million.

Our research and development expenses for the years ended December 31, 2006, 2005 and 2004 consist of the following:

	2006	2005	2004
Salaries and other personnel costs	$20,597	$18,072	$10,233
Materials and supplies	7,495	4,600	3,671
Contractor services and other third party costs	19,109	13,285	3,938
Overhead expenses	5,107	4,630	1,603
Depreciation and amortization	3,287	3,089	5,123
Stock-based compensation	1,513	72	374
	$57,108	$43,748	$24,942

Increases in research and development costs of our proprietary programs (e.g., contractor services and other third party costs, salaries and related costs, and usage of materials and supplies) may continue, particularly as we advance our clinical development and proprietary drug development programs. However, we have voluntarily suspended our Phase III clinical trial for DG031 and are beginning re-formulation work. This suspension may serve to reduce the rate of acceleration of the increases in our research and development costs, and even reduce the overall cost of our research and development expenses as we enter into 2007. Additionally, in 2006 we began our high-density, whole-genome studies utilizing the Illumina SNP genotyping platform, we granted salary increases to our personnel and during 2005 added clinical development executives to our staff, actions which would generally contribute to future increases in our research and development costs. Further, our cost of research and development for proprietary programs in 2006 now also includes stock-based compensation expense under SFAS 123R.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004	2006 as Compared to 2005 $ Change	2006 as Compared to 2005 % Change	2005 as Compared to 2004 $ Change	2005 as Compared to 2004 % Change
	(In thousands, except %)						
Selling, General and Administrative	$25,206	$20,118	$20,187	$5,088	25%	$(69)	—%

Increases in our selling, general and administrative expenses for 2006 compared to 2005 is the result principally of legal fees incurred in relation to our lawsuit to protect intellectual property ($3.9 million). In addition, our selling, general and administrative expenses include a $0.8 million gain on the sale of property. Further, our selling, general and administrative expense now also includes stock-based compensation expense under SFAS 123R ($2.2 million). Our selling, general and administrative expenses for 2005 compared to 2004 were essentially unchanged, with relatively small increase in some cost categories offset with decreases in other cost categories but with no general or specific trend thereof.

Interest Income

Interest income for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006 as Compared to 2005 $ Change	2006 as Compared to 2005 % Change	2005 as Compared to 2004 $ Change	2005 as Compared to 2004 % Change
	(In thousands, except %)						
Interest Income	$6,685	$6,397	$2,903	$288	5%	$3,494	120%

Our interest income has increased in 2006 as compared to 2005 and 2004. Our interest income is a function of both the balance of our cash and investments (which generally have been declining as resources are deployed in operations but then added to with two financing campaigns in 2006) and the rate of return we are able to garner under our investment policy (which average rate of return has been increasing in 2006). We expect to use our cash and investments principally for advancing our discovery and development programs. In the meantime, we will invest the monies received in accordance with our policy, having the objective of preserving principal and maintaining a high degree of liquidity to meet operating needs and obtaining competitive returns subject to prevailing market conditions. We expect to maintain our portfolio of cash equivalents and investments in a variety of securities, including auction rate securities, commercial paper, money market funds, mutual fund investments and government and non-government debt securities.

Interest Expense

Interest expense for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006 as Compared to 2005 $ Change	2006 as Compared to 2005 % Change	2005 as Compared to 2004 $ Change	2005 as Compared to 2004 % Change
	(In thousands, except %)						
Interest Expense	$7,808	$7,484	$8,983	$324	4%	$(1,499)	(17)%

Our interest expense has increased in 2006 as compared to 2005 and decreased as compared to 2004. Our interest expense is primarily attributable to interest on our 3.5% Senior Convertible Notes due in 2011 that we issued in April 2004 ($150 million of principal at a full par price) and then again in November 2006 (a further $80 million of principal at a price of 70% of par). With the additional $80 million of notes added in 2006, our future cash interest payments will be approximately $8.1 million on an annual basis for the Senior Convertible Notes. Taking into account also the accretion of the discount of the notes and the amortization of offering costs, our total interest expense related to the Senior Convertible Notes is expected to be approximately $14.0 million for 2007.

Other Non-Operating Income and Expense, Net

Other non-operating income and expense for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006 as Compared to 2005 $ Change	2006 as Compared to 2005 % Change	2005 as Compared to 2004 $ Change	2005 as Compared to 2004 % Change
				(In thousands, except %)			
Other Non-Operating Income and Expense, Net	$114	$(4,489)	$(4,766)	$4,603	103%	$277	6%

Our other non-operating income and expense, includes the net impact of foreign exchange in 2006. In 2005 and 2004 other non-operating income and expense, net consists of the net impact of foreign exchange, unrealized and realized gains and losses on derivative financial instruments and, in 2005, loss on early extinguishment of debt and a realized loss on the sale of investments.

As a consequence of the nature of our business and operations, our reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the Icelandic krona and other world currencies. The net impact of foreign exchange on the translated amount of our non-US dollar denominated liabilities, net together with transaction gains and losses, amounted to a gain (loss) of $0.1 million, $(0.1) million and $(3.3) million in 2006, 2005 and 2004, respectively.

Our losses on derivative financial instruments in 2005 ($0.2 million) resulted from three forward foreign currency exchange options we entered into as economic hedges against foreign exchange rate fluctuations on our ISK-denominated operating expenses but that did not qualify for hedge accounting. Our losses on derivative financial instruments in 2004 stem from the two cross-currency swaps we entered into as economic hedges against foreign exchange rate fluctuations on our foreign currency debt but that did not qualify for hedge accounting. In March 2004, we liquidated our two cross-currency swaps receiving $9.7 million in proceeds. We realized a loss on this early termination that, together with unrealized losses on the swaps during the 2004, amounted to $1.5 million.

As a result of having prepaid the short and long-term debts that were secured by mortgages on Sturlugata 8 we recorded a loss on early extinguishment debt during 2005 amounting to $3.1 million and consisting of (i) prepayment fees ($1.4 million), (ii) write-off of remaining unamortized finance costs ($1.4 million), and (iii) remaining unamortized discount on the long-term debt ($0.3 million).

In December 2005, we sold investments and realized a loss on the sale of $1.0 million.

Liquidity and Capital Resources

We have financed our operations primarily through funding from research and development collaborative agreements, and the issuance of equity securities and long-term financing instruments ($950.9 million from the beginning of 1999 to-date). Future funding under terms of our existing agreements is approximately $46 million excluding milestone payments, royalties and other payments that we may earn under such collaborations. Of the $46 million, approximately $27 million is expected to be received in 2007, with the remaining amount due through 2010.

We make significant investments in proprietary research and development and we incur the costs of such activities. In the near term, this requires us to devote resources to our in-house drug and clinical development which we believe will better position us to capture the most value to us in our discoveries. As we identify promising discoveries for further development, we may choose to continue the development ourselves into and through clinical trials, regulatory approvals, manufacturing, distribution and marketing. In other cases we are or will be working to varying degrees with partners. The decisions we make as to these matters will affect our cash requirements.

Our cash requirements depend on numerous factors, including the level and timing of our research and development expenditures; our ability: to access the capital markets; to obtain new research and development collaboration agreements; to obtain and maintain contract service agreements in our pharmaceuticals, biostructures, clinical research trials and genotyping service groups; expenditures in connection with alliances, license agreements and acquisitions of and investments in complementary technologies and businesses; competing technological and market developments; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the purchase of additional capital equipment; and capital expenditures at our facilities. Changes in our research and development plans, notably the entry into clinical trials of drugs based on our discoveries, or other changes affecting our operating expenses may result in changes in the timing and amount of expenditures of our capital resources.

At December 31, 2006, we had $152.0 million of cash, cash equivalents and investments. Excluding any significant new alliances or financing activities, we believe that our overall use of cash resources in 2007 may be in the range of $75 to $85 million. As we advance and broaden our drug development pipeline we will require significant additional capital for product development and so we will continue to investigate additional avenues of financing, such as further public or private equity offerings, additional debt financing, other forms of financing or added collaborations and licensing arrangements. However, no assurance can be given that additional financing or collaborations and licensing arrangements will be available when needed, or that if available, will be obtained on favorable terms. If adequate funds are not available when needed, we may have to curtail operations or attempt to raise funds on unattractive terms.

	For the Year Ended December 31,		
	2006	2005	2004
	(In thousands)		
Cash provided by (used in):			
Operating activities	$(85,179)	$(54,033)	$ (29,936)
Investing activities	(44,424)	95,832	(124,653)
Financing activities	85,542	(46,094)	156,158
Cash and cash equivalents, at end of period	21,882	65,943	70,238

Cash and Cash Equivalents. At December 31, 2006, we had $21.9 million in cash and cash equivalents. Together with our investments at December 31, 2006 ($130.1 million), this balance ($152.0 million) is $3.5 million less than at December 31, 2005. Significant cash flows during the year ended December 31, 2006 include, the net proceeds from the sale of 3.5% senior convertible debt ($52.9 million), net proceeds from the sale of 6.0 million shares of our common stock ($27.7 million), capital expenditures ($6.3 million), the net proceeds from the sale and leaseback financing of equipment and other equipment financings ($5.9 million) and costs associated with the advancement of our drug development programs as reflected in the $85.2 million of cash we used in operating activities during the year ended December 31, 2006.

Available cash is invested in accordance with our investment policy having primary objectives of liquidity and safety of principal while maximizing the income we receive from our investments without significantly increasing risk. Our cash is deposited only with financial institutions in Iceland, the United

Kingdom and the United States having a high credit standing (A-/A3 or better). We expect to maintain our portfolio of cash equivalents and investments in a variety of securities, including auction rate securities commercial paper, money market funds, mutual fund investments and government and non-government debt securities.

At December 31, 2006, our cash is largely invested in U.S. dollar denominated money market and checking accounts and also in Icelandic krona denominated accounts. At December 31, 2006, our investments are in auction rate securities, a municipal bond, US government securities and a corporate bond.

Operating Activities. Net cash used in operating activities increased to $85.2 million for the year ended December 31, 2006 as compared to $54.0 million for the year ended December 31, 2005 and $29.9 million for the year ended December 31, 2004. As more fully described above, the increase in use of cash in operating activities is most importantly attributable to the significant research and development investments being made in advancing our drug and clinical development programs. The balance of our deferred revenue has decreased during 2006 as we recognize revenue as work progresses under collaborative contracts with significant up-front monies paid.

Investing Activities. Our investing activities have consisted of short-term investments in marketable securities (consisting mainly of auction rate securities, US government securities and in an intermediate term bond mutual fund) and capital expenditures. Additionally, in 2006, we purchased UVS and, in doing so, we acquired $1.3 million of cash to be used to fund the acquired liabilities of UVS. Also, in 2005 we completed the sale and leaseback of our Reykjavik, Iceland facilities at Sturlugata 8 and Krokhals 5D and 5E. In July 2006, we commenced installation of Illumina SNP genotyping platform and financed the equipment purchased ($4.1 million) with a thee-year capital lease with an Icelandic financial institution. With the exception of the Illumina equipment purchase, we principally made replacement capital expenditures during 2006, 2005 and 2004 and invested in certain computer and laboratory equipment. We have experienced an increase in the pace of necessary capital expenditures and this trend may continue. Although we believe we will continue to make largely replacement capital expenditures in the near-term, net cash used in investing activities may in the future fluctuate significantly from period to period due to timing of our capital expenditures and other investments as well as changing business needs.

Financing Activities. Net cash of $85.5 million was provided by financing activities in the year ended December 31, 2006, as compared to $46.1 million that was used in the year ended December 31, 2005 and $156.2 million that was provided in the year ended December 31, 2004.

More significant financing activities for the year ended December 31, 2006, include our sale of $80,000,000 principal amount of 3.5% Senior Convertible Notes due 2011 at a price of 70% of par (netting $52.9 million), our sale of 6,000,000 shares of common stock (netting $27.7 million), the sale-and-leaseback of Illumina and other equipment and proceeds from other equipment financings ($5.9 million) and debt service ($2.8 million).

Financing activities for the year ended December 31, 2005 largely consisted of prepayments of short and long-term debts secured by mortgages on Sturlugata 8 ($38.6 million), prepayments of long-term debts secured by mortgages on Krokhals 5D and 5E ($1.8 million) refinancing of the mortgage on our Woodridge, IL facility ($4.0 million) which freed-up $6.0 million of previously restricted cash (reflected above in investing activities), the sale-and-leaseback of certain equipment ($1.2 million) and other debt service ($3.0 million).

In February 2007, we entered into an agreement regarding the sale and leaseback of our property (land and facility) in Woodridge, Illinois. Pursuant to the agreement and subject to the satisfaction of contingencies including, without limitation, negotiation of a satisfactory lease, we will sell the Woodridge property for $25,000,000 in cash and lease the property back under a 17 year lease at an initial rent of

$163,000 per month, subject to annual rent increases of 2.5%. Under the lease contemplated by the agreement, we will have two 5 year renewal options with rent at the then prevailing market rate. The lease will be an absolute net lease and we will continue to pay all expenses relating to the property, including taxes, utilities, insurance and maintenance. Our obligations under the lease are to be secured by a letter of credit in the amount of $5,000,000. The agreement regarding the sale and leaseback of the property is subject to the satisfaction of various contingencies, including, without limitation, the negotiation of a satisfactory lease, the buyer's ability to obtain financing for its purchase of the property and the buyer's satisfaction with its due diligence review of the property. The transaction is expected to close in May 2007 if such contingencies are satisfied, however, in light of the contingencies, there can be no assurance that the closing will occur.

Contractual Commitments and Off-Balance Sheet Arrangements. The following summarizes our contractual obligations at December 31, 2006, and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period						
	Total	Less Than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	More Than 5 Years
	(In thousands)						
3.5% Senior convertible notes, including interest	$266,225	$ 8,050	$ 8,050	$ 8,050	$ 8,050	$234,025	$ —
Long-term debt, including interest (1)	7,340	1,089	5,902	272	77	—	—
Capital lease obligations, including interest	6,103	2,418	2,286	1,399	—	—	—
Operating leases (2)	63,245	5,131	4,921	4,829	4,706	4,706	38,952
Total	$342,913	$16,688	$21,159	$14,550	$12,833	$238,731	$38,952

(1) Balance includes a $5,611,000 mortgage loan at December 31, 2006, which has a variable interest rate of LIBOR + 2.25% (7.62% at December 31, 2006). A hypothetical 100 basis point increase or decrease in the interest rate would result in an increase of our interest payments related to this amount of approximately $0.06 million per year.

(2) Balance includes $62,482,000 of Icelandic krona (ISK) denominated lease obligations which are variable based on the exchange rate of the ISK versus the U.S. dollar and also this amount is subject to periodic adjustments based on the Icelandic Consumer Price Index (ICPI). A hypothetical 10% increase or decrease in the ISK and U.S. dollar exchange rate would result in an increase or decrease of our annual lease payments of $0.4 million. A hypothetical 100 basis point increase of the ICPI would result in an increase or decrease of our annual lease payments of $0.04 million.

Under the terms of certain technology licensing agreements, deCODE is obligated to make payments upon the achievement of established milestones leading to the discovery of defined products. These payments could total $5.0 million, with the timing of payments not determinable at the current time. These potential payments are not included in the above table.

All material intercompany balances and transactions have been eliminated. We do not have any other significant relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. Additionally, holders of our 3.5% senior convertible notes may elect to convert their notes into shares of our common stock at any time at a price of $14.00 per share.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an ongoing basis we evaluate our estimates, which include, among others, those related to revenue recognition, property and equipment, goodwill and intangible assets, materials and supplies, derivative financial instruments, income taxes, litigation and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The impact and any associated risks related to these and our other accounting policies on our business or operations is discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, please refer to our notes to the Consolidated Financial Statements. There can be no assurance that actual results will not differ from the estimates referred to above.

We believe the following policies to be the most critical to an understanding of our financial condition and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Collaborations and Revenue

Our collaborative arrangements and the recognition of revenue in such arrangements is the accounting policy most critical to us. A substantial portion of our revenues relate to funded research collaborations. Our revenues from research and development collaboration agreements are recorded and recognized in accordance with the applicable performance requirements and terms of the respective contracts, generally either (i) as contract research costs are incurred, usually ratably over the period of effort, (ii) according to the level of efforts expended based on the ratio of contract research costs incurred to expected total costs, or (iii) upon the achievement of substantive milestones. Our accounting recognition policies with respect to each significant element of our revenue is summarized as follows:

Research funding and other service fees. Research funding is recognized as earned, typically ratably over the period of effort. Funding payments are not refundable in the event that the related efforts are not successful. Other service revenues from negotiated rate contracts are recognized based upon the terms of the underlying contract generally either (i) on a per diem basis as services are rendered; (ii) on the basis of efforts expended, generally upon the ratio of costs incurred to total expected costs of providing the service; or (iii) upon completion of the service rendered. Any losses on contracts are provided for when they are determinable. Included in revenue are billings to customers for the cost of materials purchased by deCODE.

Milestone payments. Under the substantive milestone method deCODE records revenue when the milestone has been achieved and payment is due and payable under the terms of the respective agreement and deCODE recognizes revenue when acknowledgement of achievement of applicable performance requirements is received from the collaborator. Milestone payments without the above characteristics are recognized on a retrospective basis over the contractual term of the underlying agreement.

In arrangements with multiple elements, if the milestone is substantive in nature and there is uncertainty in the achievement of the milestone and there is no further obligation on the part of deCODE, deCODE records revenue when the milestone has been achieved and payment is due and payable under the terms of the respective agreement and deCODE recognizes revenue when acknowledgement of achievement of applicable performance requirements is received from the collaborator ("Milestone

Payment Method"). If the milestone is earned and there is further obligation under the contract for performance by deCODE, then deCODE will record revenue when the milestone has been achieved and payment is due and payable under the terms of the respective agreement and deCODE retroactively recognizes revenue through the current period based on the total contractual term and amortizes the balance over the remaining contractual term.

Up-front, exclusivity, technology access, and technology development fees. We recognize revenue from non-refundable fees not specifically tied to a separate earnings process ratably over the expected customer relationship period or estimated period of performance. Changes in estimates could impact revenue in the period the estimate is changed. If our estimate of the period of performance shortens or lengthens, the amount of revenue we recognize from such non-refundable fees not specifically tied to a separate earnings process could increase or decrease in the period the change in estimate becomes known; future related revenues would be adjusted accordingly.

Revenue estimates are reviewed and revised throughout the lives of our contracts and are made based upon current facts and circumstances. If changes in these estimates or other material adjustments to revenue are identified, the adjustments to profits resulting from such revisions will be recorded on a cumulative basis in the period in which the revisions are made.

Long-Lived Assets, Goodwill and Intangibles

We periodically review property and equipment, goodwill and intangibles for potential impairments and to assess whether their service lives have been affected by continued technological change and development. There were no events in 2006, 2005 and 2004 that triggered an impairment review nor did our annual review of goodwill indicate any recoverability issues. Should we determine that there has been an impairment of our fixed assets, goodwill or other intangible assets in the future we would suffer an increase to our net loss or a reduction of our net income in the period such a determination is made. In light of experience and the current technological environment, in 2004 we changed certain of our salvage value and useful life estimates for equipment and furniture and fixtures for purposes of depreciation. These changes in estimates had the effect of increasing depreciation expense in 2004 by $2.2 million. Should we determine that the pace of technological change or other matters dictate that we change the service lives or other estimates inherent in determining the carrying-values of our long-lived assets, there will be an impact on depreciation expense from the date of the change.

Litigation and Other Contingencies

We consider litigation and other claims and potential claims or contingencies in preparing our financial statements under generally accepted accounting principles in the United States of America. We maintain accruals for litigation and other contingencies when we believe a loss to be probable and reasonably estimated. In doing so, we assess the likelihood of any adverse judgments or outcomes with respect to legal and other matters as well as potential of probable losses. We base our accruals on information available at the time of such determination. Changes or developments in the relevant action or our strategy in such proceedings could materially affect our results of operations for any particular quarterly or annual period. Since the recognition of a loss is dependent upon factors not completely in the control of management, timing of a charge, if any, is difficult to predict with certainty.

Share Based Payments

We grant stock options to purchase our common stock to our employees and directors under our 2002 and 2006 Equity Incentive Plans. The benefits provided under these plans are subject to the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), *Share-Based Payment*, which we adopted effective January 1, 2006. We elected to use the modified prospective application in adopting

SFAS 123R and therefore have not restated results for prior periods. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the adoption date and subsequently modified or cancelled. Our results of operations for the year ended December 31, 2006 were impacted by the recognition of non-cash expense related to the fair value of our share-based compensation awards. Share-based compensation expense recognized under SFAS 123R for the year ended December 31, 2006 was $4.3 million.

Stock option awards and restricted stock units generally vest over a three to four year period and expense is ratably recognized over those same time periods. The determination of fair value of stock-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price, as well as the input of other assumptions. These assumptions include, but are not limited to, the expected term of stock options and our expected stock price volatility over the term of the awards. Changes in the assumptions can materially affect the fair value estimates.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If actual forfeitures vary from our estimates, we will recognize the difference in compensation expense in the period the actual forfeitures occur or when options vest.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements. FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the "more likely than not" recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50 percent likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning after December 15, 2006. deCODE is evaluating the impact of FIN 48 on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. Prior to the issuance of SFAS 157, which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, there were different definitions of fair value and limited definitions for applying those definitions under generally accepted accounting principles. SFAS 157 is effective for the Company on a prospective basis for the reporting period beginning January 1, 2008. deCODE is evaluating the impact of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. deCODE has not decided if it will early adopt SFAS 159 or if it will choose to measure any eligible financial assets and liabilities at fair value.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108") which provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on our results of operations or financial position.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The primary objectives of our investment activities are to preserve principal, maintain a high degree of liquidity to meet operating needs, and obtain competitive returns subject to prevailing market conditions. Investments are made primarily in high-grade corporate bonds, asset-backed debt securities and U.S. government agency debt securities. These investments are subject to risk of default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 100 basis point increase in interest rates would result in an approximate $0.2 million decrease in the fair value of our investments as of December 31, 2006. Due to the nature of our investments and relatively short effective maturities of debt instruments, interest rate risk is mitigated. Changes in interest rates do not affect interest expense incurred on the Company's Convertible Notes, because they bear interest at a fixed rate. The market value of the Senior Convertible Notes was approximately $170.8 million on December 31, 2006.

As a consequence of the nature our business and operations our reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the Icelandic krona and other world currencies. We continue to monitor our exposure to currency risk. A hypothetical 10.0% decrease in value of the US dollar against the Icelandic krona would result in a loss of approximately $0.1 million on our Icelandic krona denominated non-U.S. dollar assets and liabilities. We have historically purchased instruments to hedge these general risks through the use of derivative financial instruments; however, we have no derivative instruments outstanding as of December 31, 2006.

As of December 31, 2006 we did not have any financing arrangements that were not reflected in our balance sheet.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:
deCODE genetics Inc.:

We have audited the accompanying consolidated balance sheets of deCODE genetics Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation on January 1, 2006, as required by Statement of Financial Accounting Standards No. 123R, *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 14, 2007

deCODE genetics, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,882	$ 65,943
Investments	130,134	89,611
Receivables	8,464	7,856
Other current assets	9,231	3,541
Total current assets	169,711	166,951
Property and equipment, net	24,382	24,500
Goodwill	10,055	8,863
Intangible assets, net	4,576	1,521
Other long-term assets	6,885	4,923
Total assets	$ 215,609	$ 206,758
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 2,877	$ 4,732
Accrued expenses and other current liabilities	14,360	12,823
Current portion of capital lease obligations	2,100	1,313
Current portion of long-term debt	604	550
Deferred revenue	3,557	6,105
Total current liabilities	23,498	25,523
Capital lease obligations, net of current portion	3,493	1,046
Long-term debt, net of current portion	212,062	155,653
Deferred gain on sale-leaseback	25,716	27,654
Deferred revenue	6,219	6,219
Commitments and contingencies (Note 13)		
Stockholders' deficit:		
Preferred stock, $0.001 par value; Authorized: 6,716,666 shares; Issued and outstanding: none		
Common stock, $0.001 par value; Authorized: 100,000,000 shares; Issued and outstanding: 61,556,985 and 61,555,985, respectively, at December 31, 2006; and 54,762,095 and 54,742,595 respectively, at December 31, 2005	62	55
Additional paid-in capital	483,052	444,401
Notes receivable	(2,778)	(2,898)
Deferred compensation	—	(418)
Accumulated deficit	(535,688)	(450,215)
Accumulated other comprehensive income	(22)	(139)
Treasury stock, 1,000 and 19,500 shares stated at cost at December 31, 2006 and 2005, respectively	(5)	(123)
Total stockholders' deficit	(55,379)	(9,337)
Total liabilities and stockholders' deficit	$ 215,609	$ 206,758

The accompanying notes are an integral part of these consolidated financial statements.

deCODE genetics, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Revenue	$ 40,510	$ 43,955	$ 42,127
Operating expenses:			
Cost of revenue	42,660	37,263	43,407
Research and development	57,108	43,748	24,942
Selling, general and administrative	25,206	20,118	20,187
Total operating expenses	124,974	101,129	88,536
Operating loss	(84,464)	(57,174)	(46,409)
Interest income	6,685	6,397	2,903
Interest expense	(7,808)	(7,484)	(8,983)
Other non-operating (expense) and income, net	114	(4,489)	(4,766)
Net loss	$ (85,473)	$ (62,750)	$ (57,255)
Basic and diluted net loss per share	$ (1.49)	$ (1.17)	$ (1.07)
Shares used in computing basic and diluted net loss per share	57,465	53,824	53,423

The accompanying notes are an integral part of these consolidated financial statements.

deCODE genetics, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock	Par Value	Additional Paid-In Capital	Notes Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance at January 1, 2004	53,735,230	$54	$430,489	$(4,240)	$(572)	$(330,210)	$ 3	$(2,117)	$ 93,407
Issuance of common stock and warrants	689,703	1	11,507					2,121	13,629
Issuance of common stock upon exercise of stock options	114,657		519	3					522
Compensation arising from stock options			484						484
Cancellation of note receivable and forfeiture of common stock	(17,521)			124				(124)	—
Payment of notes				1,002					1,002
Amortization of deferred compensation					572				572
Comprehensive income (loss):									
Net loss for the period						(57,255)			(57,255)
Other comprehensive income (loss):									
Foreign currency translation							10		10
Unrealized gain on marketable securities							25		25
Total comprehensive income (loss):									(57,220)
Balance at December 31, 2004	54,522,069	55	442,999	(3,111)	—	(387,465)	38	(120)	52,396
Issuance of common stock to consultant	15,000		104						104
Issuance of restricted common stock	57,944		526		(526)				—
Issuance of common stock upon exercise of warrants	47,222								
Issuance of common stock upon exercise of stock options	102,860		439						439
Compensation arising from stock options			333						333
Cancellation of note receivable and forfeiture of common stock	(2,500)			3				(3)	—
Payment of notes				210					210
Amortization of restricted stock and deferred compensation					108				108
Comprehensive income (loss):									
Net loss for the period						(62,750)			(62,750)
Other comprehensive income (loss):									
Foreign currency translation							(3)		(3)
Unrealized loss on marketable securities							(174)		(174)
Total comprehensive income (loss):									(62,927)
Balance at December 31, 2005	54,742,595	55	444,401	(2,898)	(418)	(450,215)	(139)	(123)	(9,337)
Issuance of common stock upon public offering, net of offering expenses of $2,276	6,000,000	6	27,594					124	27,724
Issuance of common stock for the acquisition of UVS	635,006	1	6,081						6,082
Issuance of common stock upon exercise of options	171,796		880	(10)					870
Issuance of restricted common stock	7,588								—
Elimination of deferred employee stock-based compensation upon adoption of SFAS 123R			(418)		418				—
Compensation arising from stock options			4,301						4,301
Cancellation of note receivable and forfeiture of common stock	(1,000)			6				(6)	—
Payment of notes				124					124
Amortization of restricted common stock			213						213
Comprehensive income (loss):									
Ness loss for the period						(85,473)			(85,473)
Other comprehensive income (loss):									
Foreign currency translation							10		10
Unrealized loss on marketable securities							107		107
Total comprehensive income (loss):									(85,356)
Balance at December 31, 2006	61,555,985	$62	$483,052	$(2,778)	$ —	$(535,688)	$ (22)	$ (5)	$(55,379)

The accompanying notes are an integral part of these consolidated financial statements.

deCODE genetics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	For the Years Ended December 31, (In thousands)		
Cash flows from operating activities:			
Net loss	$ (85,473)	$ (62,750)	$ (57,255)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	7,389	7,611	14,135
Amortization of deferred gain on sale-leaseback of real estate	(1,938)	(1,394)	—
Charges for debt extinguishment	—	1,741	—
Loss on investments	—	1,044	—
Stock-based compensation	4,514	441	1,171
Gain (loss) on disposal of equipment, net	(685)	32	883
Charges for write-down of obsolete and excess materials and supplies	—	631	117
Loss (gain) on derivative financial instruments	—	—	1,465
Foreign currency exchange loss on Icelandic krona denominated debt	(4)	262	2,936
Amortization of debt discount	264	—	—
Amortization of deferred financing costs	913	949	872
Other	(33)	(31)	(177)
Changes in operating assets and liabilities:			
Receivables	(379)	(1,456)	47
Other current assets	(3,643)	703	1,174
Accounts payable	(1,986)	(1,097)	476
Accrued expenses	652	3,399	2,224
Deferred revenue	(4,760)	(3,550)	1,857
Other	—	—	139
Net cash used in operating activities	(85,169)	(54,033)	(29,936)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investments	(326,070)	(230,678)	(248,040)
Sale of investments	285,655	261,920	125,950
Purchase of property and equipment	(6,282)	(3,968)	(2,695)
Proceeds from sale of property and equipment	909	62,452	39
Acquisition of UVS, net of cash acquired	1,270	—	—
Change in restricted cash	—	6,000	—
Other	94	106	93
Net cash (used in) provided by investing activities	(44,424)	95,832	(124,653)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from convertible debt offering, net of financing costs	52,947	—	143,805
Proceeds from issuance of common stock and warrants	28,660	439	14,153
Repayment of notes receivable for common stock	156	210	1,002
Payments on line of credit	—	(4,500)	(2,000)
Proceeds from short-term borrowings	600	—	1,119
Repayments of short-term borrowings	(268)	(569)	(550)
Proceeds from equipment sale-leaseback financing	5,038	1,200	436
Proceeds from equipment financing	889	—	—
Proceeds from swap termination	—	—	9,720
Debt refinancing cost	—	(59)	(478)
Repayments of debt and capital lease obligations	(2,490)	(42,815)	(11,049)
Net cash provided by (used in) financing activities	85,532	(46,094)	156,158
Net (decrease) increase in cash and cash equivalents	(44,061)	(4,295)	1,569
Cash and cash equivalents at beginning of period	65,943	70,238	68,669
Cash and cash equivalents at end of period	$ 21,882	$ 65,943	$ 70,238
Supplemental cash flow information:			
Cash paid for interest	$ 6,017	$ 6,608	$ 6,250
Supplemental schedule of non-cash transactions			
Deferred gain on sale of property and equipment	$ 336	$ 29,270	$ —
Note receivable for sale of property	222	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Business

References in these financial statements to deCODE refer to deCODE genetics, Inc., a Delaware company, and its wholly owned subsidiaries, Islensk erfdagreining ehf., an Icelandic company registered in Reykjavik, and its subsidiaries and MediChem Life Sciences, Inc., a Delaware corporation, and its subsidiaries.

With its headquarters in Reykjavik, Iceland, deCODE is a biopharmaceutical company developing drugs and DNA-based diagnostics based upon its discoveries in the inherited causes of common diseases. deCODE's population approach and resources have enabled it to isolate genes and targets directly involved in the development of many of the biggest challenges to public health. deCODE is focused on turning these findings into a pipeline of products which it believes will be able to combat the cause of disease, not just the signs and symptoms. deCODE's customers include major pharmaceutical companies, biotechnology firms, pharmacogenomics companies, government institutions, universities and other research institutions. deCODE's business is global, with its principal markets in the United States and in Europe.

deCODE's focus is on the discovery and commercialization of novel therapeutics based on genetic information identified in deCODE's population-based gene discovery work. deCODE has integrated capabilities for applying genetic findings to the development of drugs, both through its proprietary programs and in alliance with corporate partners. deCODE is also applying the links it has identified between genetic factors and disease to create DNA based tests which can also be used to identify patients with increased risk of developing a disease or to predict which patients will respond well to a given drug therapy. deCODE believes that such tests will become a standard part of healthcare within the coming decade, making it possible to gauge individual predisposition to a particular illness and to design effective preventive strategies; to complement traditional clinical diagnoses; and to identify patients who are likely to respond or not respond to particular drugs.

In addition to conducting work on targets in deCODE's collaborative and internal programs, the chemistry group provides drug discovery work for fee-for-service customers. deCODE's other service offerings include protein crystallization products and protein structure analysis contract services through its Seattle-based biostructures group; pharmacogenomics and clinical trials services through its Encode subsidiary; and DNA analysis services through its genotyping laboratory in Reykjavik.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are reported in United States dollars, deCODE's functional currency, and prepared in accordance with accounting principles generally accepted in the United States of America. Tabular amounts are stated in thousands, except per share amounts.

Principles of Consolidation

The consolidated financial statements include the accounts and operations of deCODE genetics, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(tabular amounts in thousands, except share and per share amounts)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis deCODE evaluates its estimates, which include, among others, those related to collaborative arrangements, property and equipment, income taxes, litigation and other contingencies, materials and supplies valuation, derivatives, goodwill and intangible assets, and bad debts. deCODE bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form its basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Uncertainties

deCODE is subject to risks common to companies in the biotechnology industry including, but not limited to, development by deCODE or its competitors of new technological innovations, ability to market products or services, dependence on key personnel, dependence on key suppliers and many of deCODE's materials and supplies, protection of proprietary technology, ability to obtain additional financing, ability to negotiate collaborative arrangements, and compliance with governmental and other regulations.

Concentration of Risk

At December 31, 2006, deCODE has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject deCODE to concentrations of credit risk consist principally of investments made primarily in high-grade commercial paper, auction rate securities, money market funds, mutual fund investments, government and non-government debt securities and receivables. These instruments are subject to risk of default, changes in credit rating and changes in market value. Investments are also subject to interest rate risk and will decrease in value if market interest rates increase.

deCODE's cash and cash equivalents are deposited with financial institutions in Iceland, the United Kingdom and the United States having a high credit rating (A-/A3 or better). Deposits with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

At December 31, 2005, 20% of consolidated receivables were due from Roche. At December 31, 2006 and 2005, 37% and 18%, respectively, of consolidated receivables were due from U.S. Government agencies.

Fair Value of Financial Instruments

The fair value of short-term financial instruments, including cash and cash equivalents, investments, receivables, certain other current assets, trade accounts payable, certain accrued liabilities, and other current liabilities approximates their carrying amount in the financial statements due mainly to the short maturity of such instruments. Based on borrowing rates currently available to deCODE for mortgage loans

(tabular amounts in thousands, except share and per share amounts)

and capital lease obligations with similar terms, the carrying value of such of its debt obligations approximates fair value.

The fair values of equipment notes at December 31, 2006 and 2005 were approximately $792,000 and $281,000, respectively, as estimated based on quoted market rates for instruments with similar terms and remaining maturities. The fair value of the 3.5% convertible notes at December 31, 2006 and 2005 was approximately $170,756,000 and $123,375,000, respectively. The fair value of the convertible notes was based on the quoted market prices at December 31, 2006 and 2005.

Cash and Cash Equivalents

Highly liquid investments with a maturity of ninety days or less at the date of purchase are considered cash equivalents.

Investments

deCODE invests its excess cash balances in marketable securities. deCODE classifies all of its investments as available-for-sale. Available-for-sale investments are reported at fair value as of each balance sheet date and any unrealized gains and losses are reported in stockholders' equity in accumulated other comprehensive income. Fair value is generally determined with reference to quotations in active markets. Premiums and discounts associated with investments in bonds are amortized using the effective interest rate method. If any adjustment to fair value reflects a decline in the value of the investment, is determined to be "other than temporary", the investment is marked to market through a charge to the consolidated statement of operations.

Materials and Supplies

Materials and supplies, included in deCODE's other current assets, are valued at the lower of cost (first-in, first-out method) or market. deCODE evaluates materials and supplies levels and expected usage on a periodic basis and records write-downs of value for obsolescence as required. At December 31, 2006 and 2005, materials and supplies were valued at $2,290,000 and $1,158,000, respectively.

In 2006, 2005 and 2004, deCODE used materials and supplies for which it had made provisions for in prior years as slow-moving, excess and obsolete, benefiting otherwise reported research and development expenses by $837,000, $816,000 and $1,411,000, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets of generally fifty years for buildings, three to four years for laboratory equipment, five years for furniture and fixtures, and three to five years for other equipment. Maintenance and repairs are expensed as incurred, while major betterments are capitalized. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations.

Capital Leases

Assets held under capital lease agreements are initially recorded at the lower of the fair market value of the related asset or the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease. Property and equipment subject to capital lease agreements are amortized over the shorter of the life of the lease or the estimated useful life of the asset unless the lease transfers ownership or contains a bargain purchase option, in which case the leased asset is amortized over the estimated useful life of such asset.

Impairment of Long-Lived Assets and Goodwill

deCODE periodically reviews long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held for use is measured by comparing the carrying amount of an asset to the undiscounted estimated future cash flows expected to be generated by the asset. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If any such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds its fair value.

deCODE reviews goodwill annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For purposes of the goodwill impairment tests, deCODE identifies its reporting units, identifies the assets and liabilities of the reporting units and performs impairment tests on the goodwill associated with them. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. To identify potential impairments deCODE compares fair value of a reporting unit with its carrying amount, including goodwill. For this purpose, deCODE estimates fair value of a reporting unit using analyses of comparable companies and recent comparable transactions.

Finance Costs Related to Long-Term Debt

Costs associated with obtaining long-term debt are deferred and amortized as interest expense over the term of the debt. Remaining unamortized deferred financing costs included in long-term assets were $6,812,000 and $4,783,000 at December 31, 2006 and 2005, respectively.

Revenue Recognition

deCODE records revenue provided that there is persuasive evidence that an arrangement exists, the price is fixed and determinable, services were rendered and collectibility is reasonably assured. deCODE has entered into research, development and commercialization alliances and collaborations with major pharmaceutical and biotechnology companies. The key components of the commercial terms of such alliance arrangements typically include one or more of the following: research funding; up-front, exclusivity, technology access, and technology development fees; milestone payments; license or commercialization fees; and royalties or profit sharing from the commercialization of products.

deCODE's revenues from research and development collaboration agreements are recorded and recognized in accordance with the applicable performance requirements and terms of the respective contracts, generally either (i) as contract research costs are incurred, usually ratably over the period of effort, (ii) according to the level of efforts expended based on the ratio of contract research costs incurred to expected total costs, or (iii) upon the achievement of substantive milestones. deCODE's accounting recognition policies with respect to each significant element of deCODE's revenue is summarized as follows:

Research funding and other service fees. Research funding is recognized as earned, typically ratably over the period of effort. Funding payments are not refundable in the event that the related efforts are not successful. Other service revenues from negotiated rate contracts are recognized based upon the terms of the underlying contract generally either (i) on a per diem basis as services are rendered; (ii) on the basis of efforts expended, generally upon the ratio of costs incurred to total expected costs of providing the service; or (iii) upon completion of the service rendered. Any losses on contracts are provided for when they are determinable. Included in revenue are billings to customers for the cost of materials purchased by deCODE.

Milestone payments. Under the substantive milestone method deCODE records revenue when the milestone has been achieved and payment is due and payable under the terms of the respective agreement and deCODE recognizes revenue when acknowledgement of achievement of applicable performance requirements is received from the collaborator. Milestone payments without the above characteristics are recognized on a retrospective basis over the contractual term of the underlying agreement.

In arrangements with multiple elements, if the milestone is substantive in nature and there is uncertainty in the achievement of the milestone and there is no further obligation on the part of deCODE, deCODE records revenue when the milestone has been achieved and payment is due and payable under the terms of the respective agreement and deCODE recognizes revenue when acknowledgement of achievement of applicable performance requirements is received from the collaborator ("Milestone Payment Method"). If the milestone is earned and there is further obligation under the contract for performance by deCODE, then deCODE will record revenue when the milestone has been achieved and payment is due and payable under the terms of the respective agreement and deCODE retroactively recognizes revenue through the current period based on the total contractual term and amortizes the balance over the remaining contractual term.

Up-front, exclusivity, technology access, and technology development fees. deCODE recognizes revenue from non-refundable fees not specifically tied to a separate earnings process ratably over the expected customer relationship period or estimated period of performance. Changes in estimates could impact revenue in the period the estimate is changed. If deCODE's estimate of the period of performance shortens or lengthens, the amount of revenue we recognized from such non-refundable fees not specifically tied to a separate earnings process could increase or decrease in the period the change in estimate becomes known; future related revenues would be adjusted accordingly.

Grant Revenue. Research grants and contracts that provide for payments to deCODE for work performed are recognized as revenue when the related expense is incurred and deCODE has obtained necessary governmental approval to use the grant funds for these expenses. Revenues under these contracts will be recognized as deCODE incurs costs related to the contracts.

Deferred Revenue. In general, prerequisites for billings are established by contractual terms including predetermined payment schedules, the achievement of contract milestones, or submission of appropriate billing detail. Deferred revenue represents amounts billed in accordance with contract terms but not yet recognized according to deCODE's accounting policy. Unbilled costs and fees arise when revenue has been recognized but customers have not been billed.

Cost of Revenue

deCODE's cost of revenue is comprised of costs of services provided to customers and collaborators, including the entirety of costs incurred in connection with programs that have been partnered and on which deCODE receives research funding. At times, deCODE may dedicate additional resources and incur costs in addition to costs covered by research funding received in such collaborative programs. Major components of deCODE's cost of revenue include personnel costs, namely salaries, benefits and stock-based compensation; materials and supplies; services contracted for research activities; other third party fees and costs; depreciation of property and equipment; amortization of patents and other intangible assets; and items of overhead, including allocations of various administrative and facilities related costs.

Research and Development Expenses

All costs associated with internal research and development and research and development services, including pre-clinical and clinical trial studies, which deCODE has externally contracted are expensed as incurred.

Patent Costs

Patent application costs are charged to legal expense as incurred and classified in selling, general and administrative expense.

Stock-Based Compensation

On January 1, 2006, deCODE adopted SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which requires companies to recognize in the statement of operations the grant-date fair value of stock awards issued to employees and directors. deCODE adopted SFAS 123R using the modified prospective transition method. In accordance with the modified prospective transition method, deCODE's Consolidated Financial Statements for prior periods have not been restated to reflect the impact of SFAS 123R. deCODE elected to use the short-cut method for determining the historical pool of windfall tax benefits in accordance with FASB Staff Position SFAS 123R-3, *Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards* and the tax law ordering approach for purposes of determining whether an excess tax benefit has been realized.

Prior to the adoption of SFAS 123R, deCODE applied Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees;* and related interpretations to account for stock-based compensation granted to employees.

Foreign Currency Translation

deCODE's functional currency is the U.S. dollar. One of its subsidiaries uses the local currency, the Icelandic krona, as the functional currency. For this entity, the assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated

(tabular amounts in thousands, except share and per share amounts)

at the average exchange rates prevailing during the period. Gains and losses from translation are included in accumulated other comprehensive income.

Foreign currency transaction gains and losses are reported according to the exchange rates prevailing on the transaction date and are included in the consolidated statements of operations classified as other non-operating income and expense. Net transaction and translation gains (losses) recorded were $114,000, $(124,000) and $(3,294,000) in 2006, 2005 and 2004, respectively.

Income Taxes

deCODE accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the temporary differences between the financial reporting and tax bases of deCODE's assets and liabilities and for tax loss carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is applied against any deferred tax asset if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Computation of Net Loss per Share

Basic net loss per share is computed using net loss available to common stockholders and the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the period is the number of shares determined by relating the portion of time within a reporting period that common shares have been outstanding to the total time in that period.

Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of potential common shares. Diluted net loss per share does not differ from basic net loss per share in all periods presented as potential common shares are antidilutive for all such periods and are, therefore, excluded from the calculation.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements. FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the "more likely than not" recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50 percent likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning after December 15, 2006. deCODE is evaluating the impact of FIN 48 on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. Prior to the issuance of SFAS 157, which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, there were different definitions of fair value and limited definitions for applying those definitions under generally accepted accounting principles. SFAS 157 is effective for the

Company on a prospective basis for the reporting period beginning January 1, 2008. deCODE is currently evaluating the impact of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. deCODE has not decided if it will early adopt SFAS 159 or if it will choose to measure any eligible financial assets and liabilities at fair value.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108") which provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on deCODE's results of operations or financial position.

3. Revenue

Significant elements of deCODE's revenue are summarized as follows:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Research funding and other service fees	$18,907	$29,111	$31,723
Milestone payments	702	1,216	1,835
Up-front, exclusivity, technology access, and technology development fees	2,000	4,538	4,116
Grant funding	16,734	7,287	2,032
Other	2,167	1,803	2,421
	$40,510	$43,955	$42,127

The following table represents revenue derived by geographic area:

	For the Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
United States	$16,816	$15,486	$13,680
Iceland	23,694	28,469	28,447
	$40,510	$43,955	$42,127

Significant collaborative agreements, contracts and grants are as follows:

F. Hoffmann-La Roche (Roche)

Therapeutics. In 2002, we entered into an agreement with Roche to collaborate on four diseases that had been the subject of an earlier collaboration with Roche. During 2004 and through January 2005, we collaborated with Roche on two of those diseases. Under this agreement we discovered genes linked to diabetes and Roche continues drug discovery based on one of these discoveries. Under the 2002

(tabular amounts in thousands, except share and per share amounts)

agreement, which expired on February 1, 2005, we received $20.0 million in research funding and we are entitled to receive royalties on the sales of any drugs that are developed coming out of work conducted under this agreement.

In November 2004, we signed a new three-year agreement with Roche to co-develop inhibitors of PDE4 for the prevention and treatment of vascular disease, including stroke. This agreement continues work advanced under the 2002 agreement, and we will focus on optimizing lead compounds identified under the previous agreement and beginning clinical development. Under this agreement, as of December 31, 2006, we have received $4.0 million of research funding. We will share drug discovery and clinical trials costs under this new agreement, and we may receive an additional $2.0 million of research funding over the remaining term of the agreement as well as milestone payments and royalties based on drug sales.

Diagnostics. In June 2001, we signed a five-year alliance with Roche's diagnostics division and through June 2006 we collaborated to develop and market DNA-based diagnostics for major diseases. During the term of the alliance, which has now expired, we received $44,250,000 in research funding, up-front fees and milestone payments under the agreement and we may receive additional milestone payments upon the achievement of research and development milestones by Roche and royalties on the sales of diagnostic products developed by Roche.

Revenues from these alliances with Roche amounted to $6,722,000, $9,995,000 and $12,613,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Costs incurred with these collaborative programs with Roche amounted to $6,437,000, $8,257,000 and $19,475,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

For the years ended December 31, 2006, 2005 and 2004, Roche represented 17%, 23% and 30%, respectively, of consolidated revenue.

Merck & Co, Inc. (Merck)

Obesity. In September 2002, deCODE entered into a three year alliance with Merck aimed at developing new treatments for obesity. Under the alliance, deCODE combined research efforts with Merck in the genetics of obesity to identify, validate and prioritize a series of drug targets to take into development. During the three-year research program, which has now expired, deCODE has received research funding, technology access fees and milestone payments in the aggregate amount of $26.3 million. In addition, deCODE may receive further technology access fees in the total aggregate amount of $1.0 million. Subject to Merck's developing products based on collaboration discoveries, deCODE may also receive development milestones and royalties. deCODE has discovered three genes linked to obesity under this alliance, and Merck has generated a lead series of compounds against one of the targets deCODE validated through deCODE's genetics research.

Revenues from this alliance with Merck amounted $1,000,000, $6,325,000 and $7,850,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Costs incurred in connection with this alliance with Merck amounted to $0, $2,933,000 and $4,630,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

(tabular amounts in thousands, except share and per share amounts)

Information-Rich Clinical Trials. In February 2004, deCODE entered into an agreement with Merck which provides that deCODE will conduct information-rich clinical trials on a range of Merck's developmental compounds that Merck selects for inclusion in the program. The term of the alliance is seven years, subject to termination by Merck after five years. The collaboration involved three agreements: (a) a License and Research Collaboration Agreement; (b) a Stock and Warrant Purchase Agreement; and (c) a Warrant Agreement. Under the terms of the License and Research Collaboration Agreement, deCODE will receive royalties on sales of drugs and diagnostics developed as part of the alliance, will receive milestone payments as compounds or pharmacogenomic tests reach the market, will receive research funding for the clinical development of compounds and pharmacogenomic analysis; and received a one-time technology access fee of $10,000,000. A contingency clause on the technology access fee provides that if deCODE rejects the first two non-exclusive development compounds that Merck presents to the collaboration, then Merck has the right to request a refund of $2,500,000 of the technology access fee. The remaining amount of the technology access fee is non-refundable. To date, Merck has not selected any compounds for development under the agreement.

Under the terms of the Stock and Warrant Purchase Agreement, Merck purchased 689,703 shares of deCODE's common stock at a price of $14.50 per share or $10,000,000, which represents a premium of $2,700,000 to the fair market value of the stock on the effective date of the agreement ($10.60 per share). Accordingly, of the $10,000,000 cash received, deCODE ascribed $7,300,000 to the common stock and $2,700,000 to deferred revenue. Under the terms of the Warrant Agreement, deCODE has issued Merck a warrant to purchase up to 1,724,257 of additional shares of deCODE's common stock at an exercise price of $29.00 per share over the five year term of the warrant. The warrant is exercisable at Merck's option as to 344,851 shares for a period of 30 days commencing on the first, second, third, fourth and fifth anniversaries of the Warrant Agreement with the final portion of warrants expiring in March 2009. Any portion of this warrant that is not exercised during an applicable exercise period shall expire and be of no further force or effect. The warrant was valued at $6,300,000 using a Black Scholes model with the following assumptions: lives of one to five years, risk free interest rates of 1.24% to 3.07%, volatility of 90% and no dividend yield. The one-time technology access fee of $10,000,000 and the $2,700,000 premium received on the sale of common stock less the estimated fair value of the warrant of $6,300,000, together netting to $6,400,000, has been recorded as deferred revenue. This amount less the refundable amount of $2,500,000 ($3,900,000) is being recognized as revenue according to level of efforts over the seven-year development term. The refundable $2,500,000 technology access fee will be recognized as revenue according to level of efforts retrospectively over the seven-year development term commencing upon satisfaction of the contingency.

Revenues from this alliance with Merck amounted to $0, $190,000 and $825,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Costs incurred in connection with this alliance with Merck amounted to $0, $144,000 and $1,313,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

For the years ended December 31, 2006, 2005 and 2004, total revenues from Merck represented 3%, 15% and 22%, respectively, of consolidated revenue.

Grant Funding

deCODE has received various research grants from divisions of the United States National Institutes of Health (NIH), the Commission of the European Communities (EC) and private foundations. Research grants for multiple years are based on approved budgets with budgeted amounts subject to approval on an annual basis. NIH grants generally provide for 100% reimbursement of allowable expenditures while the grant under the EC generally provides for fifty percent reimbursement of allowable research and development related expenditures. deCODE's significant research grants include:

National Institutes of Allergy and Infectious Diseases (NIAID). In September 2004, deCODE was awarded a five-year $23,900,000 contract by the NIAID, a division of NIH. Under the contract, deCODE will apply its population approach and resources to discover genetic factors associated with susceptibility to certain infectious diseases and with responsiveness to vaccines targeting such diseases. Revenues from this contract with NIAID amounted to $5,566,000, $4,042,000 and $138,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

For the years ended December 31, 2006, 2005 and 2004, deCODE recognized revenue of $16,734,000, $7,287,000 and $2,032,000, respectively, from research grants. Costs incurred with research grants amounted to $19,133,000, $7,724,000 and $2,032,000 for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, 2005 and 2004, divisions of NIH represented 33%, 13% and 1%, respectively, of consolidated revenue.

4. Research and Development

deCODE's research and development expenses consist of the costs of its own proprietary programs and consist of the following:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Salaries and other personnel costs	$20,597	$18,072	$10,233
Materials and supplies	7,495	4,600	3,671
Contractor services and other third party costs	19,109	13,285	3,938
Overhead expenses	5,107	4,630	1,603
Depreciation and amortization	3,287	3,089	5,123
Stock-based compensation	1,513	72	374
	$57,108	$43,748	$24,942

In November 2003, deCODE acquired an exclusive worldwide license from Bayer HealthCare AG (Bayer) to develop and commercialize a small molecule compound (now known as DG031) that is active against a key target, located within an inflammatory pathway, made by a gene isolated at deCODE that predisposes to myocardial infarction, or heart attack. deCODE is obligated to make development milestone payments to Bayer as the compound advances towards market approval and will make royalty payments to Bayer based upon sales of the compound as a marketed drug.

In May 2006, deCODE entered into a strategic alliance with Illumina, Inc. ("Illumina") to develop and commercialize molecular diagnostic products. Under the terms of the agreement, deCODE and Illumina will share development costs equally and split operating profits from the sale of diagnostic tests.

5. Net Loss Per Common Share

The following potentially dilutive common share equivalents were excluded from the calculations of diluted net loss per share because their effect was antidilutive:

	For the Years Ended December 31,		
	2006	2005	2004
		(Shares)	
Warrants to purchase shares of common stock	2,385,022	2,729,873	3,124,733
Options to purchase shares of common stock	4,975,074	4,702,702	4,689,942
Restricted shares subject to vesting or with an associated outstanding non-recourse promissory note	709,497	774,787	788,800
Convertible shares issuable upon conversion of 3.5% senior convertible notes	16,428,572	10,714,286	10,714,286
	24,498,165	18,921,648	19,317,761

6. Investments

deCODE's marketable securities are classified as available for sale. These investments are classified in current assets and are summarized as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
December 31, 2006		
Auction rate securities	$105,175	$105,175
Government debt securities	15,000	14,959
Municipal bond	5,000	5,000
Corporate bond	5,000	5,000
	$130,175	$130,134
December 31, 2005		
Auction rate securities	$ 69,760	$ 69,760
Government debt securities	15,000	14,851
Corporate bond	5,000	5,000
	$ 89,760	$ 89,611

Gross unrealized gains and losses were $0 and $41,000 at December 31, 2006, respectively, and $0 and $149,000 at December 31, 2005, respectively.

7. Property and Equipment

Property and equipment consist of the following:

	December 31, 2006	December 31, 2005
	(In thousands)	
Land	$ 2,303	$ 2,303
Buildings	15,800	16,138
Laboratory equipment	27,378	21,513
Furniture and fixtures	5,302	3,877
Other equipment	2,457	4,354
	53,240	48,185
Less: accumulated depreciation and amortization	(28,858)	(23,686)
Total	$ 24,382	$ 24,500

The total depreciation and amortization expense of property and equipment for the years ended December 31, 2006, 2005 and 2004 was $6,049,000, $7,003,000 and $12,029,000, respectively.

Property and equipment also includes amounts for certain fixed assets financed under other capital lease obligations. Total cost and accumulated amortization relating to all of deCODE's property and equipment subject to capital lease obligations was $11,073,000 and $5,514,000, respectively, as of December 31, 2006 and $1,428,000 and $570,000, respectively, as of December 31, 2005. deCODE's capital lease obligations are collateralized by the assets to which the obligations relate.

In light of experience and the current technological environment, in 2004, deCODE changed certain of its salvage value and useful life estimates for equipment and furniture and fixtures for purposes of depreciation. These changes in estimates had the effect in increasing depreciation expense and basic and diluted net loss per share by $2,171,000 and $0.04 per share, respectively, for the year end December 31, 2004.

Long-lived assets located in the United States and Iceland were $25,356,000 and $20,457,000, respectively at December 31, 2006 and $26,231,000 and $13,494,000, respectively at December 31, 2005.

8. Acquisition of UVS

On January 17, 2006, deCODE acquired 100% of the outstanding shares of Urdur Verandi Skuld ehf. ("UVS"), a privately-held cancer research firm, from Iceland Genomics Corporation, Inc. ("IGC"), both companies having their principal offices in Reykjavik, Iceland. To acquire UVS, deCODE paid $6,137,000 including 635,006 shares of deCODE common stock valued at $6,082,000 (based upon the average closing price of deCODE common stock two days before and after the acquisition date) and approximately $55,000 for acquisition related costs. As part of the transaction, deCODE acquired research rights for blood and tissue samples and clinical data for various types of cancers which deCODE has added to its samples for research and development purposes. deCODE has included the results of operations of the acquired entity in deCODE's consolidated statements of operations from the date of acquisition. Because the activity from the beginning of the period to the acquisition date was not material, no pro-forma information is presented.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Cash	$1,270
Net liabilities acquired	(719)
Goodwill	1,191
Identifiable intangible assets	4,395
	$6,137

The purchase price was allocated to the net assets acquired based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $1,191,000, which was allocated to goodwill. Under Icelandic tax law goodwill is not deductible for tax purposes.

The identifiable intangible assets acquired consist of the exclusive rights to perform research on blood and tissue samples and related clinical data which were valued at $4,395,000 and will be amortized over a period of 15 years, the estimated useful life of the assets.

9. Goodwill and Other Intangibles

deCODE's goodwill resulted from the acquisitions of MediChem in 2002 and UVS in 2006. Goodwill is tested for impairment annually on September 30 of each year and whenever changes in the circumstances indicate goodwill could be impaired. No goodwill impairment losses were recorded in the years ended December 31, 2006, 2005 and 2004.

Other intangible assets included in other long-term assets and deferred charges on the consolidated balance sheet as of December 31, 2006 and 2005 consist of the following:

	For the Year Ended December 31, 2006		
	Gross	Accumulated Amortization	Net
		(In thousands)	
Developed technology, 5 year life	$4,560	$4,370	$ 190
Acquired research rights, 15 year life	4,395	293	4,102
Patents, 5-7 year life	380	229	151
Royalty-free licenses, 10 year life	230	110	120
Other, 5 year life	320	307	13
Total	$9,885	$5,309	$4,576

	For the Year Ended December 31, 2005		
	Gross	Accumulated Amortization	Net
	(In thousands)		
Developed technology, 5 year life	$4,560	$3,458	$1,102
Patents, 5-7 year life	380	181	199
Royalty-free licenses, 10 year life	230	87	143
Other, 5 year life	320	243	77
Total	$5,490	$3,969	$1,521

Aggregate amortization expense was $1,340,000, $1,047,000 and $1,047,000, respectively for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts were included in research and development expenses for all periods presented. As of December 31, 2006 estimated future amortization expense is as follows:

2007	$ 567
2008	364
2009	338
2010	331
2011	331
Thereafter	2,645
	$4,576

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Salaries and other employee benefits	$ 6,205	$ 6,814
Accrued interest	1,716	1,107
Accrued legal	1,862	178
Other current liabilities	4,577	4,724
Total	$14,360	$12,823

In January 2004, a then executive officer of deCODE acquired an ownership interest in Icelandair, the only regularly-scheduled commercial airline serving Iceland. From January 2004 through June 2004 (when the executive officer left the employ of deCODE) deCODE incurred charges to Icelandair of $436,000 for business travel by deCODE's officers and employees. deCODE believes that the rates charged by Icelandair are no less favorable than those it charges other customers.

11. Debt

Long-term debt consists of the following:

	December 31, 2006	December 31, 2005
	(In thousands)	
Senior convertible notes, net of discount of $23,736,000 and $0 at December 31, 2006 and 2005, respectively	$206,264	$150,000
Mortgage loans	5,611	5,921
Equipment notes	791	282
Total	212,666	156,203
Less current portion	604	550
Long-term portion	$212,062	$155,653

As of December 31, 2006 principal payments on long-term debt are as follows:

2007	$ 604
2008	5,474
2009	249
2010	75
2011	230,000
Thereafter	—
	$236,402

Senior Convertible Notes

In April 2004, deCODE completed an offering of $150,000,000 principal amount 3.5% Senior Convertible Notes (the "2004 Notes") due 2011 to qualified institutional buyers. The 2004 Notes are convertible into shares of deCODE common stock, at the option of the holder, at a price of $14.00 per share (fair market value of $10.60 on date of issuance), which is equivalent to an initial conversion rate of approximately 71.4286 shares per $1,000 principal amount of the Notes. deCODE may redeem the 2004 Notes beginning April 20, 2009. Interest is payable semi-annually on April 15 and October 15. From this offering, deCODE received net proceeds of $143,805,000. deCODE recorded deferred offering costs of $6,195,000 which are being amortized to interest expense over the life of the 2004 Notes (through April 15, 2011). During the years ended December 31, 2006, 2005 and 2004, interest expense of $885,000, $885,000 and $635,000 was recorded to other non-operating expenses in the Consolidated Statements of Operations related to the deferred offering cost amortization. Deferred financing costs related to the 2004 Notes is included in other long-term assets and totals $3,898,000 and $4,783,000 at December 31, 2006 and 2005. During the years ended December 31, 2006, 2005 and 2004, interest expense, related to the 3.5% annual interest, of $5,250,000, $5,250,000 and $3,768,000 was recorded to other non-operating expenses in the Consolidated Statements of Operations.

In November 2006 deCODE completed the sale of $80,000,000 principal amount of 3.5% Senior Convertible Notes due 2011 (the "2006 Notes") at a price of 70% of par pursuant to Rule 144A under the Securities Act of 1933. The 2006 Notes have substantially similar terms to the 2004 Notes. The 2006 Notes

(tabular amounts in thousands, except share and per share amounts)

are convertible into shares of deCODE common stock, at the option of the holder, at a price of $14.00 per share, which is equivalent to an initial conversion rate of approximately 71.4286 shares per $1,000 principal amount of the Notes. deCODE may redeem the 2006 Notes beginning April 20, 2009. Interest is payable semi-annually on April 15 and October 15. From the 2006 Notes offering, deCODE received gross proceeds of $56,000,000. The 30% ($24,000,000) discount on the 2006 Notes was recorded as a reduction to the debt recorded and deCODE will accrete this discount, over the life of the 2006 Notes (through April 15, 2011), to interest expense up to the full principal amount of $80,000,000. During the year ended December 31, 2006, deCODE recognized interest expense related to the accretion of the discount of $264,000 in other non-operating expenses in the Consolidated Statements of Operations, with a remaining discount to be accreted of $23,736,000 at December 31, 2006. deCODE recorded deferred offering costs of $3,053,000 which are being amortized to interest expense over the life of the 2006 Notes. During the year ended December 31, 2006, interest expense of $34,000 was recorded to other non-operating expenses in the Consolidated Statements of Operations with a remaining balance of $3,020,000 at December 31, 2006. During the year ended December 31, 2006, interest expense, related to the 3.5% annual interest, of $583,000 was recorded to other non-operating expenses in the Consolidated Statements of Operations.

Mortgage Loans

deCODE has a mortgage loan with a financial institution for its Woodridge, IL facility. In March 2005, deCODE eliminated restricted cash collateral totaling $6,000,000 and entered into an agreement to refinance its $10,211,000 mortgage with the same financial institution by paying down $4,000,000 of the mortgage balance and refinancing $6,211,000. deCODE refinanced the mortgage again in December 2006 and had a balance of $5,611,000 at December 31, 2006. The new mortgage carries an interest rate of three-month LIBOR + 2.25% (7.62% at December 31, 2006), payable in monthly installments of $26,000 plus interest for two years with a final payment of $4,990,000 due in December 2008. The mortgage loan is collateralized by deCODE's Woodridge, IL facility.

In March 2005, deCODE entered into a sale-leaseback financing for two of its facilities (see Note 12) and in conjunction with that event, certain mortgage loans totaling $21,334,000 were repaid. The mortgage loans were collateralized by deCODE's facilities to which they underlying loans related to. Prior to the sale-leaseback financing the mortgage loans that were extinguished in 2005, consisted of (i) a $17,523,000 mortgage loan that bore interest at a rate of three-month LIBOR plus 3.00% until March 1, 2009 at which time the lender had the right to unilaterally adjust the interest margin. The loan was payable in twenty quarterly payments starting on march 1, 2009 with a final payment due in 2013, (ii) a $1,907,000 mortgage loan that bore interest at a rate of six-month LIBOR plus 1.95% and was payable in semi-annual installments of $73,000 beginning in June 2003 with a final payment of $1,835,000 due in 2005, and (iii) a $1,904,000 mortgage loan (net of a discount on warrants of $381,000) that bore annual interest at a rate of three-month LIBOR plus 3.00% with principal and interest payable quarterly beginning in March 2002. At December 31, 2006 and 2005 there were no balances related to these mortgage loans.

Mortgage Bonds

During the year ended December 31, 2005, deCODE repaid mortgage bonds of $14,236,000 in conjunction with the sale-leaseback financings of Sturlugata and Krokhals (see Note 12). The bonds, had been used to finance the construction of deCODE's headquarters facility in Iceland The mortgage bonds bore annual interest of 8.5% that was payable annually along with principal beginning in December 2002.

(tabular amounts in thousands, except share and per share amounts)

and with a final payment in December 2008. The mortgage bonds were collateralized by deCODE's headquarters facility.

Short Term Borrowings

In July 2006, deCODE entered into an agreement to finance its Directors and Officers insurance premium in the amount of $600,000. The amount is payable monthly with interest at 6.25% with a final payment due in June 2007. At December 31, 2006, $331,000 was due under this agreement and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

During the year ended December 31, 2005 and in connection with the sale-leaseback financing of Sturlugata discussed in Note 12, deCODE repaid short-term borrowings of $4,500,000. These borrowings were due in two amounts of $2,500,000 and $2,000,000 on March 17, 2005 and April 28, 2005 and had interest rates of three month LIBOR. Also in the year ended December 31, 2005, deCODE repaid the $569,000 balance of a short term loan, which had been entered into in August 2004 for $1,100,000 at an interest rate of 3.79%, and was due in ten monthly principal installments of $114,000. At December 31, 2006 and 2005, none of these short term borrowings were outstanding.

Equipment Notes

The equipment notes consist of various loans for equipment and insurance financing, range in principal amount from $53,000 to $601,000 and are collateralized by the related equipment. The notes are generally payable over a term of 4 years at interest rates ranging from 8.58% to 10.95%.

12. Sale-Leaseback Financing

Sturlugata

In March 2005, deCODE entered into a financing for the sale and leaseback of its headquarters facility at Sturlugata 8, Reykjavik, Iceland. The sale price for the property was 3.4 billion Icelandic kronas ($54,767,000 after taking into account a forward foreign exchange contact entered in connection with the sale of the property). As a result of the sale, the remaining net book value of the property ($29,278,000) has been removed from the balance sheet as of December 31, 2005 and the resulting gain has been deferred and is being recognized in earnings over the 15 year term of the leaseback.

A portion of the proceeds from the sale of Sturlugata 8 were used to prepay approximately $38,639,000 of short and long-term debt that was secured by mortgages on the property (see Note 11). deCODE recorded a loss on early extinguishment of debt during the year ended December 31, 2005 amounting to $3,142,000 which consisted of (i) prepayment fees ($1,400,000), (ii) write-off of remaining unamortized finance costs ($1,394,000), and (iii) remaining unamortized discount on the prepaid long-term debt ($347,000). The loss has been recorded in other non-operating expense in the accompanying Consolidated Statement of Operations.

deCODE has leased the Sturlugata 8 property back under a 15 year non-cancelable lease agreement at a rent of 21.4 million Icelandic kronas per month ($298,000 as of December 31, 2006), subject to changes based on the Icelandic consumer price index. The lease is an operating lease and, as a result, Icelandic krona denominated rent will be included in operating expenses over the 15 year term of the lease agreement.

(tabular amounts in thousands, except share and per share amounts)

Krokhals

In June 2005, deCODE entered into a financing for the sale and leaseback of its facility at Krokhals 5D and 5E, Reykjavik, Iceland. The sale price for the property was 502 million Icelandic kronas ($7,672,000 after taking into account the sales commission of $117,000). As a result of the sale, the remaining net book value of the property ($4,029,000) has been removed from the balance sheet as of December 31, 2005, and the resulting gain ($3,559,000) has been deferred and will be recognized to earnings over the 15 year term of the leaseback. A portion of the proceeds from the sale of Krokhals were used to prepay approximately $1,836,000 of long-term debt that was secured by a mortgage on the property.

deCODE has leased the Krokhals 5D and 5E property back under a 15 year non-cancelable lease agreement at a rent of 4.1 million Icelandic krona per month ($57,000 as of December 31, 2006), subject to changes based on the Icelandic consumer price index. The lease is an operating lease and, as a result, Icelandic krona denominated rent will be included in operating expenses over the 15 year term of the lease agreement.

Equipment

In June 2003, deCODE sold certain laboratory equipment for $4,750,000 net cash proceeds and leased the equipment back from the counter-party (an Icelandic leasing company) for an 18-month term. In January 2004, the lease was extended for another 18-month term with the final payment due June 2006. As ownership of the equipment was transferred to deCODE at the end of the extended lease without any further significant payment, the transaction was recorded as a financing and the gain ($1,418,000) was deferred and amortized over the remaining useful life of the leased equipment.

In December 2005, deCODE entered into a financing for the sale and leaseback of equipment. The sale price of the equipment was 71.6 million Iceland kronas ($1,200,000) and the resulting gain of $222,000 has been deferred and is being recognized in earnings over the 37 month term of the leaseback.

During 2006, deCODE entered into a financing for the sale and leaseback of laboratory equipment from Illumina for $4,071,000. The net sale price of the equipment was $4,325,000 and the resulting gain of $254,000 has been deferred and is being recognized in earnings over the 37 month term of the leaseback. Also, during 2006, deCODE sold certain laboratory equipment for $713,000 net cash proceeds and leased the equipment back. The resulting gain of $82,000 has been deferred and is being recognized in earnings over the 37 month term of the leaseback.

13. Commitments and Contingencies

Lease Arrangements

deCODE leases certain property, equipment and other assets under non-cancelable leases that expire at varying dates through 2020. At December 31, 2006, future minimum lease payments under all non-cancelable leases are as follows:

	Operating	Capital
	(In thousands)	
2007	$ 5,131	$2,418
2008	4,921	2,286
2009	4,829	1,399
2010	4,706	—
2011	4,706	—
Thereafter	38,952	—
Total minimum lease payments	$63,245	6,103
Less amount representing interest		510
Present value of future minimum lease payments		5,593
Less: current portion		2,100
Long-term portion		$3,493

Total rent expense for operating leases was $3,452,000, $2,888,000 and $1,482,000 in the years ended December 31, 2006, 2005 and 2004 respectively. For the years ended December 31, 2006 and 2005 the amount reflects the amortization of the deferred gain on sale-leaseback of properties of $1,938,000 and $1,583,000, respectively.

Other Commitments

Under the terms of certain technology licensing agreements, deCODE is obligated to make payments upon the achievement of established milestones leading to the discovery of defined products. These payments could total $5,000,000, with the timing of payments not determinable at the current time.

Guarantees

When as part of an acquisition deCODE acquires all of the stock or all of the assets and liabilities of a company, it assumes the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments it could be required to make for such obligations is undeterminable at this time. deCODE has no liabilities recorded for these future payments as of December 31, 2006.

(tabular amounts in thousands, except share and per share amounts)

Indemnification

deCODE enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, clinical sites and customers and (ii) its agreements with investors. Under these provisions deCODE generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of deCODE's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. In addition, in some cases, deCODE has agreed to reimburse employees for certain expenses and to provide salary continuation during short term disability. The maximum potential amount of future payments deCODE could be required to make under these indemnification provisions is unlimited. deCODE has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the estimated fair value of these agreements is minimal. Accordingly, deCODE has no liabilities recorded for these agreements as of December 31, 2006.

14. Litigation

Other than claims and legal proceedings that arise form time to time in the ordinary course of business which are not material, deCODE has no pending legal proceedings except as follows:

On or about April 20, 2002, an amended class action complaint, captioned *In re deCODE genetics, Inc. Initial Public Offering Securities Litigation* (01 Civ. 11219(SAS)), alleging violations of federal securities laws in connection with deCODE's initial public offering was filed in the United States District Court for the Southern District of New York on behalf of certain purchasers of deCODE common stock. The complaint names deCODE, two individuals who were executive officers of deCODE at the time of its initial public offering (the "Individual Defendants"), and the two lead underwriters (the "Underwriter Defendants") for our initial public offering in July 2000 (the "IPO") as defendants.

deCODE is aware that similar allegations have been made in hundreds of other lawsuits filed (many by some of the same plaintiff law firms) against numerous underwriter defendants and issuer companies (and certain of their current and former officers) in connection with various public offerings conducted in recent years. All of the lawsuits that have been filed in the Southern District of New York have been consolidated for pretrial purposes before United States District Judge Shira Scheindlin. Pursuant to the underwriting agreement executed in connection with our IPO, deCODE has demanded indemnification from the Underwriter Defendants. The Underwriter Defendants have asserted that our request for indemnification is premature.

Pursuant to an agreement the Individual Defendants have been dismissed from the case without prejudice.

On July 31, 2003, our Board of Directors (other than our Chairman and Chief Executive Officer, who recused himself because he was an Individual Defendant) approved a proposed partial settlement with the plaintiffs in this matter, subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of deCODE's insurers to the settlement, and the completion of acceptable final settlement documentation. Any direct financial impact of the proposed settlement is expected to be borne by deCODE's insurers.

(tabular amounts in thousands, except share and per share amounts)

In conjunction with the plaintiffs, the settling issuer defendants filed a motion seeking the court's preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the District Court reserved decision. On December 5, 2006, the United States Court of Appeals for the Second Circuit (the "Second Circuit") issued an opinion vacating the District Court's certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter defendants. Because the Second Circuit's opinion was directed to the class certified by the District Court for the Plaintiffs' litigation against the underwriter defendants, the opinion's effect on the class certified by the District Court for the Company's settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit. The proposed settlement is pending final approval by the District Court.

There can be no assurance that this proposed settlement will be approved and implemented in its current form, if at all. If the settlement of the IPO litigation is not consummated, deCODE expects to contest the allegations in the action vigorously. Due to the inherent uncertainties of litigation, and the fact that the settlement of the litigation relating to our IPO remains subject to court approval, the ultimate outcome of this matter cannot be predicted. If deCODE were required to pay significant monetary damages in the event that the IPO settlement is unconsummated or as a result of an adverse determination in the other actions described above (or any other lawsuits alleging similar claims filed against deCODE and deCODE's directors and officers in the future), deCODE's business could be significantly harmed. Even if such litigations conclude in deCODE's favor, deCODE may be required to expend significant funds to defend against the allegations. deCODE is unable to estimate the range of possible loss from the above litigations and no amounts have been provided for such matters in deCODE's financial statements.

On August 4, 2006 deCODE commenced an action in the U.S. District Court for the Eastern District of Pennsylvania against five former employees for misappropriation of deCODE's trade secrets and intellectual property, related breach of non-competition, non-solicitation, and non-disclosure provisions of their employment agreements, and violation of the federal Computer Fraud and Abuse Act. The suit alleges that the defendants, including Hákon Hákonarson, formerly deCODE's Vice President, Business Development, were recruited, and at least four are currently employed, by the Center for Applied Genomics, a business unit of the Children's Hospital of Philadelphia (CHOP). Also, the suit alleges that while still deCODE employees and with the knowledge of senior CHOP staff, these defendants copied or sent directly to CHOP deCODE proprietary methods, tools, business plans and research results. CHOP has intervened as a defendant in the case.

deCODE is seeking preliminary and permanent injunctions restraining, among other things, the individual defendants from working at CHOP in any capacity competitive with deCODE for two years, and the individual defendants and CHOP from soliciting our employees for a period of one year and from using or disclosing our confidential information. In addition, deCODE is seeking unspecified amounts of compensatory, special and punitive damages and attorney's fees.

On August 11, 2006 the court issued a temporary restraining order prohibiting the individual defendants from using, altering, destroying or transferring possession of any information taken from

(tabular amounts in thousands, except share and per share amounts)

deCODE, and from destroying, using, altering, copying or transferring possession of one or more 250 gigabyte hard drives or any other removable storage devices that contained any deCODE information. On August 22, 2006, the court entered an order extending the temporary restraining order until the court rules on deCODE's motion for a preliminary injunction. The hearing on plaintiffs' motion for a preliminary injunction concluded on November 22, 2006. Post-hearing briefs have been submitted. The court has stated that it will schedule a date for argument on the motion, but no date has been scheduled yet for the argument. Accordingly, the temporary restraining order remains in place.

On September 5, 2006 deCODE filed a motion for an order to show cause why defendant Robert Skraban should not be held in contempt for violating the temporary restraining order. On December 1, 2006 deCODE filed a similar contempt motion as to defendant Hákon Hákonarson. The court has not yet ruled on these motions.

On December 13, 2006 CHOP filed counterclaims against deCODE asserting claims for defamation, trade libel, abuse of process, breach of contract, promissory estoppel, intentional interference with prospective contractual relations, and fraud. CHOP's counterclaims for defamation, trade libel, intentional interference with prospective contractual relations, and fraud are asserted against Dr. Kári Stefánsson as well as deCODE. CHOP's counterclaims seek unspecified amounts of compensatory, special and punitive damages, and attorney's fees.

On December 22, 2006 four individual defendants (Hákon Hákonarson, Struan Grant, Robert Skraban and Jonathan Bradfield) filed counterclaims against deCODE asserting claims for defamation, trade libel, abuse of process, breach of contract, promissory estoppel, fraud, breach of implied contract, breach of covenant of good faith and fair dealing, and false light. The individual defendants' counterclaims for defamation, trade libel, abuse of process, fraud, breach of implied contract, and false light are asserted against Dr. Kári Stefánsson as well as deCODE. The individual defendants' counterclaims seek unspecified amounts of compensatory, special and punitive damages, and attorney's fees.

deCODE and Dr. Stefánsson have filed motions to dismiss the counterclaims of CHOP and the individual defendants. The court has not yet ruled upon the motions to dismiss.

If deCODE is required to defend the counterclaims filed by CHOP and the individual defendants, deCODE believes that it has valid defenses to such counterclaims. If the counterclaims of CHOP or the individual defendants are resolved against deCODE, it is possible that monetary damages could be awarded against deCODE that would materially affect the business of deCODE.

The fifth individual defendant, Jesús Sainz, was served with deCODE's complaint but has not filed any response. The court entered Sainz's default on September 21, 2006.

15. Derivative Financial Instruments

deCODE recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. The fair value of derivative instruments is sensitive to movements in the underlying market rates and other variables. deCODE monitors the fair value of derivative instruments on a periodic basis. Fair values are estimated for each derivative using common market valuation methods with reference to available market data as of the balance sheet date.

(tabular amounts in thousands, except share and per share amounts)

In March 2004, deCODE refinanced its foreign currency debt, with the new instrument being a variable rate U.S dollar denominated debt. Following-on from this refinancing, deCODE reconsidered its two cross-currency swaps and decided to liquidate them realizing $9,720,000 in proceeds. deCODE realized a loss on this early termination that, together with unrealized losses on the swaps during the year ended December 31,2004, amounted to $1,465,000. Unrealized and realized gains and losses on these two cross-currency swaps are included in other non-operating income and (expense), net in the Consolidated Statements of Operations.

In March 2004, deCODE entered into five forward foreign exchange contracts with an Icelandic financial institution for purposes of hedging a portion of its Icelandic krona-denominated salaries. On the maturity date of each contract, deCODE sold $1,600,000 and deCODE received Icelandic krona at the contracted forward rate. These forward foreign exchange contracts were designated as economic hedges of the foreign currency salary cash flows and qualified for hedge accounting. The final contract matured in August 2004 and no new contracts were entered into. During the year ended December 31, 2004, a loss of $11,000 with regard to these forward exchange contracts was recorded to operating expenses in the Condensed Consolidated Statements of Operations.

In March 2005, deCODE purchased three forward foreign exchange option contracts for $214,000 from an Icelandic financial institution for purposes of hedging a portion of its Icelandic krona-denominated salaries and other operating expenses. The forward foreign exchange option contracts provided deCODE the right but not the obligation to sell stated amount of U.S. dollars and receive Icelandic krona at the contracted forward rates. The forward foreign exchange option contracts to sell $10,000,000, $3,394,000 and $3,394,000, expired unexercised on June 10, June 30 and July 29, 2005, respectively. During the year ended December 31, 2005, a loss of $214,000 with regard to these forward exchange contracts was recorded to operating expenses in the Condensed Consolidated Statements of Operations.

16. Stockholders' Deficit

Common Stock

The total authorized shares of common stock, par value $0.001, of deCODE is 100,000,000 shares. Holders of shares of common stock are entitled to one vote at all meetings of stockholders for each share held by them. The common stock has no preemptive rights or other rights to subscribe for additional shares, no conversion right and no right of redemption. Subject to the rights and preferences of the holders of any preferred stock, the holders of the common stock are entitled to receive such dividends as, when and if declared by the Board of Directors out of funds legally available for that purpose.

Notes receivable provided in connection with the purchase of common stock are collateralized only by the shares to which they relate, are payable after a fixed period of generally four years and bear a fixed interest rate of generally six percent per annum. Several of the notes that have become due have been extended a further six years without additional interest. The loan becomes payable upon termination of employment and/or when the shares are sold.

(tabular amounts in thousands, except share and per share amounts)

In December 2005, deCODE filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") for the issuance and sale from time to time of debt and equity securities either individually or in units, in one or more offerings, with a total value of up to $100 million. In July 2006 deCODE completed the sale of 6,000,000 shares of common stock at a purchase price of $5.00 per share, for aggregate net proceeds, after costs of the transaction, of $27,724,000.

Preferred Stock

At December 31, 2006, deCODE had 6,716,666 shares of undesignated preferred stock authorized and no shares issued or outstanding. In respect of the undesignated shares of preferred stock, deCODE's Board of Directors is authorized, except as otherwise limited by Delaware law, without further action by the stockholders to:

- issue shares of preferred stock in one or more series;
- fix or alter the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock;
- designate the number of shares constituting, and the designation of, any series of preferred stock; and
- increase or decrease the number of shares of a series subsequent to the issue of shares of that series, but not below the number of shares of that series then outstanding.

Warrants

Upon the closing of deCODE's public offering in July 2000, warrants to purchase 1,075,833 shares of Series A preferred stock and warrants and options to purchase 416,667 shares of Series C preferred stock automatically converted into warrants and options to purchase the same number of shares of common stock. Of these warrants, 47,222 were exercised in the year ended December 31, 2005.

In May 2002, deCODE issued warrants to purchase 933,800 shares of common stock at an exercise price of $15.00 per share in conjunction with the issuance of debt.

In February 2004, deCODE issued a warrant to purchase 1,724,257 shares of common stock at $29.00 per share over five years to Merck in connection with a Stock and Warrant Purchase Agreement. The warrant is exercisable at Merck's option as to 344,851 shares for a period of 30 days commencing on the first, second, third, fourth and fifth anniversaries of the Warrant Agreement. Any portion of this warrant that is not exercised during an applicable exercise period shall expire and be of no further force or effect (see Note 3).

(tabular amounts in thousands, except share and per share amounts)

Warrant activity is summarized as follows:

	For the Years Ended December 31,		
	2006	2005	2004
Outstanding at beginning of year	2,729,873	3,124,724	1,400,467
Issued	—	—	1,724,257
Exercised	—	(47,222)	—
Cancelled	(344,851)	(347,629)	—
Outstanding at end of year	2,385,022	2,729,873	3,124,724

A summary of the exercisable deCODE warrants as of December 31, 2006, is as follows:

Common Shares Issuable for	Exercise Price Per Share	Warrant Expiration Date
250,000	$ 2.00	February 2, 2007 (exercised January 26, 2007)
55,555	3.00	February 5, 2008
55,556	3.00	May 20, 2009
55,556	4.00	February 10, 2010
933,800	15.00	March 1, 2007 (expired, unexercised March 1, 2007)
1,350,467		

Equity Incentive Plans

In May 2006, deCODE adopted the deCODE genetics, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan provides for the issuance of up to 4,000,000 shares of common stock to employees, consultants and non-employee directors in the form of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights (SARs). deCODE also maintains the deCODE genetics, Inc. 1996 and 2002 Equity Incentive Plans (together with the 2006 Plan, the "Plans") that provide for the grant for awards to employees, members of the Board of Directors, consultants and other advisors who are not employees. The 1996 Equity Incentive Plan expired in July 2006. A total of 10,000,000 shares were originally reserved for grants of options and restricted stock under the terms of the 1996 and 2002 Equity Incentive Plans.

The equity incentive Plans are administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the type and term of each award, the award exercise or purchase price, if applicable, the number of shares underlying each award granted and the rate at which each award becomes vested or exercisable. Incentive stock options may be granted only to employees of deCODE at an exercise price per share of not less than the fair market value per share of common stock on the day before the grant and with a term not to exceed ten years from date of grant. Nonqualified stock options may be granted to any officer, employee, director, consultant or advisor at a per share exercise price in such amount as the Compensation Committee may determine. Generally each employee option grant vests twenty-five percent on the first anniversary date of an employee's commencement of employment and 1/48th of the original grant each month thereafter for the following three years. Upon exercise of options, shares are issued from the pool of registered shares under the Plans.

deCODE genetics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(tabular amounts in thousands, except share and per share amounts)

The Compensation Committee may also grant restricted stock and other stock-based awards on such terms and conditions as it may determine, which may include deCODE's right to repurchase the unvested underlying stock upon termination of the holder's employment.

Options granted to date generally vest over a period of four years, generally have a maximum term of 10 years, and may contain early-exercise provisions allowing for company-provided financing of the exercise price. As of December 31, 2006, 4,201,184 shares were available for grant under the Plans.

The following table summarizes information about stock options outstanding under the Plans at December 31, 2006:

	Exercise Price Greater Than Grant Date Stock Fair Value		Exercise Price Equals Grant Date Stock Fair Value		Exercise Price Less Than Grant Date Stock Fair Value		Total	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2004	100,000	$7.42	3,516,831	$7.73	491,500	$ 9.02	4,108,331	$7.88
Granted	30,000	8.39	832,734	8.35	—	—	862,734	8.35
Exercised	—	—	(113,427)	4.57	—	—	(113,427)	4.57
Cancelled	—	—	(164,154)	7.68	(3,542)	10.00	(167,696)	7.73
Outstanding at December 31, 2004	130,000	7.64	4,071,984	7.95	487,958	9.02	4,689,942	8.05
Granted	—	—	592,333	8.85	—	—	592,333	8.85
Exercised	(20,000)	7.42	(82,860)	3.51	—	—	(102,860)	4.27
Cancelled	(30,000)	8.39	(186,713)	7.77	(260,000)	5.63	(476,713)	6.64
Outstanding at December 31, 2005	80,000	7.42	4,394,744	8.16	227,958	12.88	4,702,702	8.38
Granted	—	—	974,194	7.24	—	—	974,194	7.24
Exercised	(80,000)	7.42	(96,067)	2.97	—	—	(176,067)	4.99
Cancelled	—	—	(500,755)	9.27	(25,000)	18.17	(525,755)	9.68
Outstanding at December 31, 2006	—	$ —	4,772,116	$7.96	202,958	$12.23	4,975,074	$8.14

The aggregate intrinsic value of options exercised under the Plans determined as of the date of option exercise was $528,000, $461,000 and $578,000 during the years ended December 31, 2006, 2005, and 2004, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $4.34, $8.90 and $8.32, per share, respectively. Cash received from option exercises for the years ended December 31, 2006 and 2005 and 2004 was $870,000, $439,000 and $522,000, respectively.

(tabular amounts in thousands, except share and per share amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Number of Shares	Weighted Average Exercise Price
$1.52 to $7.05	1,055,278	$ 4.61	7.77	555,063	$ 3.74
$7.38 to $8.13	1,104,006	7.96	6.47	779,939	8.04
$8.17 to $8.65	326,236	8.41	6.94	227,936	8.41
$8.96 to $8.96	1,427,501	8.96	6.88	1,213,444	8.96
$9.21 to $24.56	1,062,053	10.64	7.21	578,634	11.75
$1.52 to $24.56	4,975,074	$ 8.14	7.05	3,355,016	$ 8.33

The aggregate intrinsic value of options outstanding and exercisable at December 29, 2006 was $0 and $0, respectively. The aggregate intrinsic value of options outstanding and options exercisable represents the total pre-tax intrinsic value, based on deCODE's closing stock price of $4.53 as of December 29, 2006 (the last trading day for the year ended December 31, 2006), which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of December 29, 2006 was 305,997. The weighted average remaining life of options exercisable was 6.3 years. The total shares vested and expected to vest at December 31, 2006 was approximately 4,751,685.

Stock-based Compensation

Effective January 1, 2006 deCODE adopted SFAS 123R using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to deCODE's employees and directors. deCODE's financial statements as of and for year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, deCODE's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in deCODE's Consolidated Statement of Operations during the year ended December 31, 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In conjunction with the adoption of SFAS 123R, deCODE elected to attribute the value of stock-based compensation to expense using the straight-line method, which was previously used for its pro forma information required under SFAS 123.

The following table summarizes stock-based compensation expense related to employee stock options and nonvested share awards under SFAS 123R for the year ended December 31, 2006 which was included in the Consolidated Statement of Operations in the following captions:

	Year Ended December 31, 2006
	(In thousands)
Operating Expenses:	
Cost of revenue	$ 612
Research and development—proprietary programs	1,513
Selling, general and administrative	2,176
Total	$4,301

As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. deCODE has calculated stock-based compensation using an estimated forfeiture rate of 5.6%. To the extent the actual forfeiture rate differs materially from this estimate the expense will be adjusted.

As of December 31, 2006, there was $6,457,000 of total unrecognized compensation expense related to non-vested stock options. This unrecognized compensation expense is expected to be recognized over a weighted average period of 1.7 years. The total fair value of options vested during the year ended December 31, 2006 was $3,634,000.

Prior to the adoption of SFAS 123R, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, deCODE applied the accounting rules under APB 25, which provided that no compensation expense was charged for options granted at an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net loss per share if deCODE had applied the fair value recognition provisions of SFAS 123R to awards granted under deCODE's stock-based compensation plans prior to the adoption of this standard:

	Year Ended December 31,	
	2005	2004
	(In thousands except per share amounts)	
Net loss attributable to common stockholders—as reported	$(62,750)	$(57,255)
Add: Stock-based employee compensation expense included in reported net loss	441	964
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(5,347)	(5,932)
Net loss attributable to common stockholders—proforma	$(67,656)	$(62,223)
Basic and diluted net loss per share as reported—as reported	$ (1.17)	$ (1.07)
Basic and diluted net loss per share—proforma	(1.26)	(1.16)

The employee stock-based compensation recognized under SFAS 123R and presented in the pro forma disclosures required under SFAS 123 was determined usint the Black Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted average assumptions used are as follows:

	Year Ended December 31,		
	2006	2005	2004
Expected dividend yield	—	—	—
Expected volatility	65.9%	80.0%	92.0%
Expected option life (in years)	5.1	5.0	5.0
Risk-free interest rate	4.7%	4.1%	3.7%

deCODE estimates the expected term of the options based on historical patterns by employees with respect to exercise and post vesting employment termination behaviors. Beginning on January 1, 2006, expected volatility is based on deCODE's historical volatility and is calculated using a weighted average of the volatility over a period equal to the expected term of the award and the most recent one year volatility. deCODE bases the risk-free interest rate used on the implied yield currently available on the U.S. Treasury zero-coupon issues with an equivalent term. As deCODE does not pay dividends, the dividend rate variable in the Black-Sholes model is zero.

(tabular amounts in thousands, except share and per share amounts)

Restricted Stock

deCODE's Equity Incentive Plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The stock-based compensation expense for these awards is determined based on the market price of deCODE's stock at the date of the grant applied to the total numbers of shares that are anticipated to fully vest and then amortized over the period the restrictions lapse.

The following table represents restricted stock activity for the years ended December 31, 2006 and 2005:

	Years Ended December 31,			
	2006		2005	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted shares outstanding, beginning of period	51,987	$9.31	—	$ —
Restricted shares issued	7,588	7.38	57,944	9.08
Restricted shares vested	(7,678)	7.29	(5,957)	7.05
Unvested restricted shares outstanding, end of period	51,897	$9.33	51,987	$9.31

At December 31, 2006, there was $261,000 of total unrecognized compensation cost related to restricted stock to be recognized over a weighted average remaining period of 1.53 years. The total fair value of shares vested during the years ended December 31, 2006 and 2005 was $56,000 and $42,000, respectively.

In 2006 and 2005, deCODE granted 7,588 and 7,944 shares, respectively to its Audit Committee members. These grants remain subject to the right of deCODE to repurchase the shares in certain circumstances through a period of one-year from grant date. During the years ended December 31, 2006 and 2005, deCODE recognized expense of $56,000 and $36,000 related to these grants, respectively.

In 2005, deCODE granted 50,000 shares to an executive officer. This grant remains subject to the right of deCODE to repurchase the shares in certain circumstances until July 2008. During the years ended December 31, 2006 and 2005, deCODE recognized expense of $157,000 and $73,000, respectively.

In 2004, deCODE granted a stock award to a consultant for 15,000 shares. deCODE recognized expense of $104,000 in 2004 related to this grant based on the fair market value of common stock on the date of grant. These shares were issued in January 2005.

17. Defined Contribution Benefits

deCODE contributes to relevant pension organizations for personnel in Iceland in accordance with Icelandic law and employment practices. Certain other discretionary contributions may be made. Contributions are based on employee salaries paid and deCODE has no further liability in connection with these plans. Total contributions were $2,231,000, $2,120,000 and $1,648,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

deCODE maintains 401(k) pension plans available to eligible full-time employees in the United States. deCODE made contributions of $319,000, $273,000 and $248,000 for the years ended December 31, 2006, 2005 and 2004 to these plans.

18. Income Taxes

Deferred income taxes include the net effects of temporary differences between the carrying amounts for assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

deCODE's deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2006	2005
	(In thousands)	
Loss carryforwards	$ 73,061	$ 61,039
Capitalized research and development costs	18,564	15,640
Deferred revenue	1,429	2,200
Fixed asset depreciation	4,340	107
Intangible assets/patents	(186)	(597)
Other deferred tax assets	750	637
Total deferred tax asset, net	97,958	79,026
Valuation allowance	(97,958)	(79,026)
	$ —	$ —

The table below reconciles the expected U.S. federal income tax rate to the recorded income tax rate:

	For the Years Ended December 31,		
	2006	2005	2004
Income taxes at federal statutory rates	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(0.9)	(0.2)	(1.6)
Non-deductible equity compensation	0.5	0.3	3.9
Foreign rate differential	13.4	14.8	12.2
Foreign currency adjustment	(0.8)	2.6	(12.4)
Other	(0.3)	2.1	(0.8)
Net change in valuation allowance	22.1	14.4	32.7
	0.0%	0.0%	0.0%

Pre-tax U.S. losses were $13,653,000, $7,986,000 and $13,587,000 and pre-tax Icelandic losses were $71,820,000, $54,764,000 and $43,668,000 in 2006, 2005 and 2004, respectively. As of December 31, 2006, deCODE had U.S. federal net operating loss ("NOL") carryforwards of approximately $49,388,000 that may be available to offset future U.S. federal income tax liabilities and expire at various dates through 2026. As of December 31, 2006, deCODE's Icelandic subsidiaries had NOL carryforwards of approximately $298,535,000 that begin to expire in 2007. Management has evaluated the positive and

(tabular amounts in thousands, except share and per share amounts)

negative evidence bearing upon the realizability of its deferred tax assets and has established a full valuation allowance for such assets, which are comprised principally of net operating loss carryforwards and capitalized research and experimentation costs.

Approximately $655,000 of the net operating loss carryforwards relate to the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options, the tax benefit from which, if realized, will be credited to additional paid in capital.

Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

In the year ended December 31, 2004 there was a foreign currency adjustment caused by strengthening of the Icelandic krona against the U.S. dollar, resulting in an increase in deferred tax assets and liabilities that was offset by an increase in the tax valuation allowance of $32,502,000. In the years ended December 31, 2006 and 2005, this strengthening began to reverse resulting in a decrease in deferred tax assets and liabilities that was offset by a decrease in the tax valuation allowance of $26,207,000 and $11,096,000.

19. Subsequent Event

In February 2007, deCODE entered into an agreement regarding the sale and leaseback of its property (land and facility) in Woodridge, Illinois. Pursuant to the agreement and subject to the satisfaction of contingencies including, without limitation, negotiation of a satisfactory lease, deCODE will sell the Woodridge property for $25,000,000 in cash and lease the property back under a 17 year lease at an initial rent of $163,000 per month, subject to annual rent increases of 2.5%. Under the lease contemplated by the agreement, deCODE will have two 5-year renewal options with rent at the then prevailing market rate. The lease will be an absolute net lease and deCODE will continue to pay all expenses relating to the property, including taxes, utilities, insurance and maintenance. deCODE's obligations under the lease are to be secured by a letter of credit in the amount of $5,000,000. The agreement regarding the sale and leaseback of the property is subject to the satisfaction of various contingencies, including, without limitation, the negotiation of a satisfactory lease, the buyer's ability to obtain financing for its purchase of the property and the buyer's satisfaction with its due diligence review of the property. The transaction is expected to close in May 2007 if such contingencies are satisfied; however, in light of the contingencies, there can be no assurance that the closing will occur.

20. Selected Quarterly Data (Unaudited)

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
2006				
Revenue	$10,133	$10,360	$ 8,566	$11,451
Operating loss	20,501	17,698	23,907	22,358
Net loss	20,273	18,343	23,632	23,225
Basic and diluted net loss per share	(0.37)	(0.34)	(0.40)	(0.38)
2005				
Revenue	$ 9,523	$11,437	$13,197	$ 9,798
Operating loss	12,050	12,855	11,781	20,488
Net loss	16,936	13,332	11,370	21,112
Basic and diluted net loss per share	(0.32)	(0.25)	(0.21)	(0.39)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) *Evaluation of disclosure controls and procedures.* Our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of deCODE's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of such fiscal year deCODE's disclosure controls and procedures are adequate and effective to ensure that information required to be disclosed in the reports deCODE files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers or persons performing similar functions as appropriate to allow timely decisions regarding required disclosures.

In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance that the desired objectives of the control system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events and the application of judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

(b) *Changes in Internal Controls.* We are continuously seeking to improve the efficiency and effectiveness of our internal controls. This results in periodic refinements to internal control processes throughout the Company. However, there was no significant change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last fiscal quarter of the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on its assessment management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, which audited the financial statements contained in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006. This report, which expresses an unqualified opinion on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, is included below under the heading "Report of Independent Registered Public Accounting Firm."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
deCODE genetics, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that deCODE genetics, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission . Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 14, 2007 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, in 2006.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 14, 2007

Item 9B. ***Other Information***

Not applicable

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

For information concerning this item, see the information under "Election of Directors," "Executive Officers Who are Not Directors, " "Code of Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed with respect to our 2007 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. ***Executive Compensation***

For information concerning this item, see the information under "Executive Compensation" in our Proxy Statement to be filed with respect to our 2007 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

For information concerning this item, see the information under "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement to be filed with respect to our 2007 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

For information concerning this item, see the information under "Certain Relationships and Related Transactions" and "Election of Directors" in our Proxy Statement to be filed with respect to our 2007 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

For information concerning this item, see the information under "Principal Accountant Fees and Services" in our Proxy Statement to be filed with respect to our 2007 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) The following documents are included as part of this Annual Report on Form 10-K:

1. Financial Statements:

2. All schedules are omitted as the information required is inapplicable or the information is presented in the consolidated financial statements or the related notes.

3. Exhibits

The exhibits required to be filed are listed on the "Exhibit Index" attached hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

deCODE genetics, Inc.

By: /s/ Kari Stefansson
Kari Stefansson,
Chairman, President and Chief Executive Officer

Dated: March 14, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kari Stefansson Kari Stefansson	Chairman, President, Chief Executive Officer and Director (principal executive officer)	March 14, 2007
/s/ Lance Thibault Lance Thibault	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	March 14, 2007
/s/ J. Neal Armstrong J. Neal Armstrong	Director	March 14, 2007
/s/ James Beery James Beery	Director	March 14, 2007
/s/ Terrance McGuire Terrance McGuire	Director	March 14, 2007
/s/ Linda Buck Linda Buck	Director	March 14, 2007
/s/ Birgit Stattin Norinder Birgit Stattin Norinder	Director	March 14, 2007
/s/ Earl M. Collier, Jr. Earl M. Collier, Jr.	Director	March 14, 2007
/s/ Peter Goodfellow Peter Godfellow	Director	March 14, 2007

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, as further amended (Incorporated by reference to Exhibit 3.1 and Exhibit 3.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
3.2	Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated August 30, 2002 (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2002).
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
4.2	Form of Warrant to Purchase Series C Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
4.3	Warrant, dated February 25, 2004, issued to Merck & Co., Inc. (Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K filed on March 15, 2004).
4.4	Indenture dated as of April 14, 2004 between deCODE genetics, Inc. and The Bank of New York (including form of 3.5% Senior Convertible Note due 2011)(Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 333-116543) which was filed on June 16, 2004).
4.5	Registration Rights Agreement dated as of April 14, 2004 between deCODE genetics, Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the Initial Purchasers (Incorporated by reference to Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2004).
4.6	Indenture dated as of November 17, 2006 between deCODE genetics, Inc. and The Bank of New York (including form of 3.5% Senior Convertible Note due 2011)(Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 20, 2006).
4.7	Registration Rights Agreement dated as of November 17, 2006 between deCODE genetics, Inc. and Lehman Brothers, Inc. as Representative of the Initial Purchasers (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 20, 2006).
10.1	Form of License from The Icelandic Data Protection Commission (now, The Icelandic Data Protection Authority) to Islensk erfdagreining ehf. and its Clinical Collaborators to Use and Access Patient Records and Other Clinical Data Relating to Individuals (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
10.2*	1996 Equity Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-56996) filed on March 14, 2001).
10.3*	Form of Non-Statutory Stock Option Agreement, as executed by employees and officers of deCODE genetics, Inc. who received non-statutory stock options (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed April 15, 2003).

Exhibit Number	Description
10.4*	Form of Employee Proprietary Information and Inventions Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
10.5	Co-operation Agreement between Reykjavik Hospital and Islensk erfdagreining ehf., dated November 4, 1998 (Incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
10.6	Co-operation Agreement between the Iceland State Hospital and Islensk erfdagreining ehf., dated December 15, 1998 (Incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
10.7*	Form of Employee Confidentiality, Invention Assignment and Non-Compete Agreement executed by certain officers (Incorporated by reference to Exhibit 10.44 to the Company's Registration Statement on Form S-1 (Registration No. 333-31984) which became effective on July 17, 2000).
10.8	Purchase Agreement between Vetrargardurinn ehf. and Festing ehf. dated March 29, 2005 (Incorporated by reference to Exhibit 10.1 to the Company's Report on From 10-Q filed on May 10, 2005).
10.9	Lease Agreement between Vetrargardurinn ehf. and Festing ehf. dated March 29, 2005 (Incorporated by reference to Exhibit 10.2 to the Company's Report on From 10-Q filed on May 10, 2005).
10.10*	Employment Agreement between deCODE genetics, Inc. and Daniel L. Hartman, effective as of July 15, 2005(Incorporated by reference to Exhibit 10.1 to the Company's Report on From 10-Q filed on November 9, 2005).
10.11*	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed August 1, 2005).
10.12*	2002 Equity Incentive Plan (Incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed on April 15, 2003).
10.13+	License Agreement, dated as of October 17, 2003, between deCODE genetics, ehf. and Bayer AG (Incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on March 15, 2004).
10.14+	License and Research Collaboration Agreement, dated February 25, 2004, between deCODE genetics, ehf. and Merck & Co., Inc.
10.15*	Agreement between deCODE genetics, Inc. and J. Neal Armstrong dated as of August 18, 2003 and effective as of October 3, 2003 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on From 10-Q filed on November 13, 2003)
10.16*	2006 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 11, 2006).
10.17	Placement Agency Agreement by and among the Company, Lehman Brothers Inc. and Thomas Weisel Partners LLC dated as of July 13, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 14, 2006).
10.18	Form of Purchase Agreement between the Company and Certain Purchasers of Common Stock (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 14, 2006).
10.19*	Employment Agreement between deCODE genetics, Inc. and Jakob Sigurdsson, dated as of October 25, 2006

Exhibit Number	Description
10.20	Purchase Agreement dated November 14, 2006 between deCODE genetics, Inc. and Lehman Brothers, Inc., as Representative of the Initial Purchasers (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 15, 2006).
10.21	Agreement of Purchase and Sale between deCODE Chemistry, Inc and Woodridge Holdings LLC, dated as of February 5, 2007.
21.1	Subsidiaries of deCODE genetics, Inc.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Confidential treatment has been requested for certain portions of this exhibit. The omitted portions have been separately filed with the Commission.

* Constitutes a management contract or compensatory plan or arrangement.

Note: Unless otherwise noted, the SEC File number of each of the above referenced documents is 000-30469.

SUBSIDIARIES OF deCODE genetics, Inc.

1. Islensk erfdagreining ehf., an Icelandic private limited company (English name: deCODE genetics ehf.)

2. MediChem Life Sciences, Inc., a Delaware corporation

SUBSIDIARIES OF ISLENSK ERFDAGREINING EHF.

1. Islenskar lyfjarannsoknir ehf., an Icelandic private limited company (English name: Encode ehf.)

2. Islenskar krabbameinsrannsoknir ehf., an Icelandic private limited company (English name: deCODE Cancer ehf.)

3. UVS—Urdur, Verdandi, Skuld ehf.—an Icelandic private limited company (acquired in January 2006)

SUBSIDIARIES OF MEDICHEM LIFE SCIENCES, INC.

1. deCODE biostructures, Inc., a Washington corporation

2. ThermoGen, Inc., an Illinois corporation

3. Emerald BioSystems, Inc., a Delaware corporation

4. deCODE Chemistry, Inc., an Illinois corporation

5. MediChem Management, Inc., a Delaware corporation

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-56996, 333-96825, 333-110905 and 333-139622 on Form S-8 and Registration Statement Nos. 333-130128, 333-132576 and 333-139621 on Form S-3 of our reports dated March 14, 2007, relating to the consolidated financial statements of deCODE genetics, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of SFAS 123R, *Share-Based Payment*, effective January 1, 2006), and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of deCODE genetics, Inc. and subsidiaries for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 14, 2007

EXHIBIT 31.1

CERTIFICATION

I, Dr. Kari Stefansson, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of deCODE genetics, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kari Stefansson
Kari Stefansson
Chief Executive Officer

Dated: March 14, 2007

EXHIBIT 31.2

CERTIFICATION

I, Lance Thibault, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of deCODE genetics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Lance Thibault
Lance Thibault
Chief Financial Officer

Dated: March 14, 2007

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of deCODE genetics, Inc. (the "Registrant") for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned , Kari Stefansson, Chairman, President and Chief Executive Officer of the Registrant, and Lance Thibault, Chief Financial Officer and Treasurer of the Registrant, each hereby certifies, pursuant to 18 U.S.C. Section 1350, that: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (2) that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Kari Stefansson
Kari Stefansson
Chairman, President and Chief Executive Officer

Dated: March 14, 2007

/s/ Lance Thibault
Lance Thibault
Chief Financial Officer and Treasurer

Dated: March 14, 2007

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CORPORATE INFORMATION

Board of Directors

Kári Stefánsson
Chairman,
CEO and President
deCODE genetics, Inc.

Terrance G. McGuire
Co-founder and
Managing General Partner
Polaris Venture Partners

J. Neal Armstrong
Former Chief Financial Officer
and Secretary
Aspect Medical Systems

James Beery
Senior of Counsel
Covington & Burling LLP

Linda Buck
Nobel Laureate
Associate Director
Basic Sciences Division
Fred Hutchinson
Cancer Research Center

Birgit Stattin Norinder
Chairman of the Board of InDex
Pharmaceuticals AB

Earl M. Collier, Jr.
Executive Vice President
Genzyme Corporation

Peter Goodfellow
Former Senior Vice President
for Discovery Research
GlaxoSmithKline

Company Officers

Kári Stefánsson
President and Chief
Executive Officer

Lance Thibault
Chief Financial Officer
and Treasurer

Jeffrey Gulcher
Chief Scientific Officer

Mark Gurney
Senior Vice President
Drug Discovery and
Development

Daniel L. Hartman
Senior Vice President
Product Development

Jakob Sigurðsson
Senior Vice President
Corporate Development

Corporate Headquarters

Sturlugata 8
IS-101 Reykjavik
ICELAND
Tel +354 570 1900
Fax +354 570 1903
www.decode.com

Transfer Agent and Registrar
The Bank of New York
101 Barclay Street 11W
New York, NY 10286
Tel 1-800-524-4458

Form 10-K and Annual Reports
Additional copies of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling +354 570 1900 or by writing to:

deCODE genetics, Inc.
Sturlugata 8
IS-101 Reykjavik
Iceland




deCODE
genetics

Sturlugata 8 • IS-101 Reykjavik • Iceland
Tel +354 570 1900 • Fax +354 570 1903
www.decode.com

Contacts
General enquiries: info@decode.is
Investor relations: ir@decode.is
Business development: bd@decode.is

END